Exhibit 2.1

EXECUTION VERSION

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT MARKED WITH
“[redacted]” HAVE BEEN REDACTED IN ACCORDANCE WITH ITEM 601(b)(2)(ii)
OF REGULATION S-K.

TRANSACTION AGREEMENT

BY AND BETWEEN

TEREX CORPORATION

AND

DOVER CORPORATION

Dated as of July 21, 2024

TABLE OF CONTENTS

Article I

Definitions

1.1	Definitions	2

Article II

THE TRANSACTIONS

2.1	Sales and Purchases	22
2.2	Purchase Price	22
2.3	Closing Purchase Price	22
2.4	Post-Closing Adjustment	23
2.5	Withholding	27

Article III

CLOSING AND CLOSING DELIVERIES

3.1	Closing; Time and Place	28
3.2	Deliveries by Seller	28
3.3	Deliveries by Purchaser	29
3.4	Payment Mechanics	29

Article IV

REPRESENTATIONS AND WARRANTIES OF SELLER

4.1	Authority; Enforceability	29
4.2	Non-Contravention; Consents	30
4.3	Organization; Acquired Companies	31
4.4	Title; Shares	32
4.5	Financial Information; Liabilities	33
4.6	Absence of Certain Changes	34
4.7	Compliance with Legal Requirements	34
4.8	Material Contracts	35
4.9	Litigation	38
4.10	Intellectual Property; Information Technology	38
4.11	Real Property	41
4.12	Labor Matters	43
4.13	Employee Benefits	44
4.14	Taxes	46
4.15	Sufficiency of Assets	49
4.16	Environmental Matters	50

i

4.17	Anti-Bribery Matters	50
4.18	Brokers	50
4.19	Related Party Transactions	50
4.20	Key Customers and Key Suppliers	51
4.21	Accounts Payable; Accounts Receivable	51
4.22	Product Warranties; Product Liability	51
4.23	Government Contracts	52
4.24	Insurance	53
4.25	Trade Controls	54
4.26	No Other Representations	54

Article V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.1	Authority; Enforceability	55
5.2	Non-Contravention; Consents	55
5.3	Organization	56
5.4	Litigation	56
5.5	Securities Matters	56
5.6	Financing	57
5.7	Solvency	58
5.8	Brokers	58
5.9	R&W Insurance Policy	59
5.10	Pending Transactions	59
5.11	Investigation	60
5.12	Disclaimer Regarding Projections	60
5.13	No Other Representations	60

Article VI

COVENANTS OF THE PARTIES

6.1	Conduct of the Business Prior to Closing	61
6.2	Pre-Closing Access to Information	65
6.3	Cooperation	66
6.4	Consents; Termination of Intercompany Agreements	66
6.5	Confidentiality	67
6.6	Reasonable Best Efforts; Regulatory Filings	69
6.7	Financing Cooperation	72
6.8	Financing Obligation	74
6.9	Financial Statements	77
6.10	Insurance	77
6.11	R&W Insurance Policy	79
6.12	Registered Office Addresses	79
6.13	Exclusivity	79

Article VII

ADDITIONAL COVENANTS OF THE PARTIES

7.1	Transitional Trademark Rights	80
7.2	IP Licenses	81
7.3	Post-Closing Access to Information	82
7.4	D&O Insurance	82
7.5	Non-Competition; Non-Solicitation	84
7.6	Further Assurances	85
7.7	Assignment of Right to Enforce Restrictive Covenants	87

Article VIII

TAX MATTERS

8.1	Section 338(h)(10) Election; Purchase Price Allocation	87
8.2	Tax Returns	88
8.3	Tax Sharing Agreements	89
8.4	Transfer Taxes	90
8.5	Straddle Periods	90
8.6	Cooperation	90
8.7	Prohibited Actions	90
8.8	Survival	91

Article IX

EMPLOYEES

9.1	Transfer of Business Employees	91
9.2	Continuation Period	92
9.3	Annual Cash Bonuses	93
9.4	Vacation and Paid Time Off	93
9.5	Communications	93
9.6	Immigration Compliance	93
9.7	COBRA	93
9.8	No Third-Party Beneficiaries	93

Article X

CONDITIONS TO CLOSING

10.1	Conditions of Purchaser	94
10.2	Conditions of Seller	94
10.3	Mutual Conditions	95
10.4	Failure of Conditions	95
10.5	Waiver of Conditions	95

Article XI

TERMINATION

11.1	Termination	96
11.2	Notice of Termination	97
11.3	Effect of Termination	97

Article XII

SURVIVAL; INDEMNIFICATION

12.1	Survival	97
12.2	Indemnification by Seller	98
12.3	Indemnification by Purchaser	99
12.4	Procedures	99
12.5	Exclusive Remedy	103
12.6	Additional Indemnification Provisions	103
12.7	Limitation on Liability	103
12.8	Tax Treatment of Indemnity Payments and Post-Closing Adjustments	103
12.9	Indemnification Obligations Net of Insurance Proceeds and Other Amounts	104

Article XIII

MISCELLANEOUS PROVISIONS

13.1	Expenses	104
13.2	Interpretation	105
13.3	Entire Agreement	105
13.4	Amendment and Waivers	106
13.5	Successors and Assigns	106
13.6	Governing Law	106
13.7	Jurisdiction; Venue; Service of Process	107
13.8	Waiver of Jury Trial	108
13.9	Specific Performance	108
13.10	Severability	109
13.11	Certain Releases	109
13.12	The Seller Disclosure Schedule, Exhibits and Schedules	111
13.13	Notices	111
13.14	No Third-Party Beneficiaries	112
13.15	Provision Regarding Legal Representation	112
13.16	No Other Duties	113
13.17	Reliance on Counsel and Other Advisors	113
13.18	Public Announcements	113
13.19	Counterparts	114

Exhibits

Exhibit A: IP Seller IP

Exhibit B: Form of Transition Services Agreement

Exhibit C: Intellectual Property Assignment Agreement

Exhibit D: R&W Insurance Policy

Schedules

Schedule A: Accounting Principles

v

INDEX

Section

Accounting Principles	1.1
Accrued PTO	9.4
Acquired Companies	1.1
Acquired Company	1.1
Acquired Company Benefit Plan	1.1
Acquired Company IP	1.1
Acquired Company IT Assets	1.1
Acquired Company Registered IP	4.10(a)
Acquired Company Source Code	4.10(h)
Acquired Entities	Recitals
Acquired Entity	Recitals
Acquired Entity 1	Recitals
Acquisition Proposal	1.1
Affiliate	1.1
Agreement	1.1
Allocation	8.1(e)(i)
Alternative Debt Financing	6.8(c)
Alternative Debt Financing Commitment	6.8(c)
Anti-Bribery Laws	4.17
Antitrust Law	1.1
Assumed Incentive Amount	9.3
Assumed Liabilities	1.1
Audited Financial Information	6.9(a)
Available Insurance Policies	6.10(c)
Bankruptcy and Equity Exception	1.1
Benchmark Time	1.1
Benefit Plan	1.1
Business	1.1
Business Day	1.1
Business Employee	1.1
Canadian Business Employee	1.1
CARES Act	1.1
Cash	1.1
Claim Notice	12.4(a)
Closing	3.1
Closing Conditions	1.1
Closing Date	3.1
Closing Purchase Price	2.3(a)
Closing Transaction Expenses	1.1
Code	1.1
Collective Bargaining Agreement	1.1
Competing Business Activities	1.1
Compliant	1.1

Condition Satisfaction Date	1.1
Confidentiality Agreement	1.1
Consent	1.1
Consolidated Return	1.1
Consultation Period	2.4(e)
Contagion Event	1.1
Continuation Period	9.2(a)
Contract	1.1
Copyrights	1.1
Corporate Functions	1.1
COVID-19	1.1
Credit Agreement Amendment	5.6(a)
Current Insurance	7.4(b)
D&O Indemnitee	7.4(a)
Data Security Requirements	4.10(k)
Debt Commitment Documents	5.6(a)
Debt Commitment Letter	5.6(a)
Debt Financing	1.1
Debt Financing Commitment	5.6(a)
Definitive Agreements	6.8(a)
Disputed Items	2.4(e)
DOJ	6.6(a)
eCommerce Platform Software	1.1
Employment Commencement Date	1.1
Encumbrance	1.1
Environmental Authorizations	4.16(a)
Environmental Law	1.1
ERISA	1.1
Estimated Closing Statement	2.3(a)
Exchange Act	4.2(a)
Final Closing Indebtedness	2.4(f)
Final Closing Net Working Capital	2.4(f)
Final Closing Statement	2.4(f)
Final Closing Transaction Expenses	2.4(f)
Final Overage	2.4(g)
Final Purchase Price	2.4(f)
Final Underage	2.4(h)
Financing Entities	1.1
Financing Related Action	13.7(c)
Financing Source	1.1
Former Business Employee	1.1
Fraud	1.1
FTC	6.6(a)
GAAP	1.1
Government Contract	1.1
Governmental Approvals	6.6(a)

Governmental Authority	1.1
Hazardous Materials	1.1
HSR Act	1.1
Income Tax	1.1
Indebtedness	1.1
Indemnified Party	1.1
Indemnified Party Defense Matter	12.4(c)
Indemnifying Party	1.1
Indemnity Payment	12.9
Initial Deductible	12.2(b)
Initial Marketing Period	1.1
Insurance Policies	4.24
Insurance Proceeds	12.9
Insured Persons	7.4(b)
Intellectual Property	1.1
Intellectual Property Assignment Agreement	3.2(c)
Intercompany Agreements	6.4(b)
Investment Screening Laws	1.1
IP Contract	1.1
IP Seller	1.1
IP Seller IP	1.1
IRS	1.1
IT Assets	1.1
Key Customer	1.1
Key Supplier	1.1
Latest Balance Sheet	4.5(a)
Leased Real Property	1.1
Legal Requirement	1.1
Liabilities	1.1
Losses	1.1
Malicious Code	1.1
Marketing Periods	1.1
Material Adverse Effect	1.1
Material Contracts	4.8(a)
Net Working Capital	1.1
Net Working Capital Overage	1.1
Net Working Capital Underage	1.1
Non-Business Proprietary Information	6.5(a)
Notice Period	12.4(a)
Open Source Software	1.1
Option	4.11(a)
Options	4.11(a)
Order	1.1
Outside Date	11.1(d)
Owned Real Property	4.11(a)
Patents	1.1

Pension Plan	4.13(c)
Permit	1.1
Permitted Encumbrances	1.1
Person	1.1
Personal Information	1.1
Post-Closing Statement	2.4(a)
Post-Closing Straddle Period	1.1
Post-Closing Tax Period	1.1
Pre-Closing Claims	6.10(c)
Pre-Closing Covenants	12.1(a)
Pre-Closing Straddle Period	1.1
Pre-Closing Tax Period	1.1
Preliminary Cash	2.4(a)
Preliminary Closing Purchase Price	2.4(a)
Preliminary Closing Transaction Expenses	2.4(a)
Preliminary Indebtedness	2.4(a)
Preliminary Net Working Capital	2.4(a)
Privacy Laws	1.1
Privileged Communications	13.15
Proceeding	1.1
Processing	1.1
Prohibited Modification	6.8(b)
Proprietary Software	4.10(h)
Purchase Price	2.2
Purchaser	Preamble
Purchaser Disclosure Schedule	1.1
Purchaser Fundamental Representations	1.1
Purchaser Indemnified Parties	12.2(a)
Purchaser Material Adverse Effect	1.1
Purchaser Releasee	13.11(b)
Purchaser’s Draft Allocation	8.1(e)(i)
Purchaser’s Knowledge	1.1
Purchaser-Filed Tax Return	8.2(b)
R&W Binder Agreement	5.9
R&W Insurance Policy	5.9
Real Property	1.1
Real Property Lease	4.11(b)
Real Property Leases	4.11(b)
Reference Date	4.5(a)
Related Person	4.19
Release	1.1
Representatives	1.1
Required Amount	5.6(b)
Required Information	1.1
Restricted Cash	1.1
Restricted Person	1.1

Retained Liabilities	1.1
Review Period	2.4(d)
Sanctioned Jurisdiction	1.1
Sanctioned Person	1.1
Sanctions	1.1
SEC	1.1
Second Deductible	12.2(b)
Secondary Marketing Period	1.1
Section 338(h)(10) Election	8.1(a)
Section 338(h)(10) Election Taxes	8.1(f)
Section 338(h)(10) Forms	8.1(b)
Securities Act	1.1
Security Plan	4.10(m)
Seller	Preamble
Seller Affiliated Group	1.1
Seller Benefit Plan	1.1
Seller Disclosure Schedule	1.1
Seller Fundamental Representations	1.1
Seller Group	1.1
Seller Group Marks	1.1
Seller Indemnified Parties	12.3
Seller Parties	5.9
Seller Party	1.1
Seller Post-Closing Statement	2.4(c)
Seller Releasee	13.11(a)
Seller’s Allocation Notice	8.1(e)(i)
Seller’s Knowledge	1.1
Seller-Filed Tax Return	8.2(a)
Senior Management of the Business	7.5(a)(ii)
Settlement	12.4(b)
Settlement Accountant	2.4(e)
Share Seller	Recitals
Shared Contracts	1.1
Shares	1.1
Skadden	3.1
Software	1.1
Specified Material Contracts	4.8(a)
Specified Matter	12.4(a)
Statement of Objections	2.4(d)
Straddle Period	1.1
Submission Deadline	2.4(a)
Subsidiary	1.1
Target Net Working Capital Lower Amount	1.1
Target Net Working Capital Upper Amount	1.1
Tax	1.1
Tax Authority	1.1

x

Tax Return	1.1
Third Party Proceeds	12.9
Third-Party Claim	12.4(a)
Trade Controls	1.1
Trade Materials	7.1(c)
Trade Secrets	1.1
Trademarks	1.1
Transaction Documents	1.1
Transaction Tax Treatment	8.1(d)
Transactions	1.1
Transfer Taxes	1.1
Transferred Employee	9.1
Transition Period	7.1(c)
Transition Services Agreement	3.2(b)
Treasury Regulations	1.1
U.S. Foreign National Employees	9.6
Unaudited Financial Information	4.5(a)
Unpaid Income Taxes	1.1
Willful Breach	1.1

TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT is dated as of July 21, 2024, by and between:

(A)            Terex Corporation, a Delaware corporation (“Purchaser”); and

(B)            Dover Corporation, a Delaware corporation (“Seller”).

RECITALS

WHEREAS, Seller holds, indirectly through Dover Climate & Sustainability Technologies Segment, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Seller (the “Share Seller”), all of the Shares (as defined below), which shares constitute all of the issued and outstanding capital stock of each of The Heil Co., a Delaware corporation (“Acquired Entity 1”) and Marathon Equipment Company (Delaware), a Delaware corporation (together with Acquired Entity 1, the “Acquired Entities” and each, an “Acquired Entity”), as of the date of this Agreement;

WHEREAS, Seller owns, indirectly through IP Seller, the IP Seller IP;

WHEREAS, the Acquired Companies are engaged in the Business;

WHEREAS, Seller desires to cause (a) the Share Seller to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser desires to purchase from the Share Seller, all of the Shares and (b) IP Seller to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser desires to purchase from IP Seller, all of IP Seller’s right, title and interest in and to the IP Seller IP, in each case, subject to the terms and the conditions set forth in this Agreement;

WHEREAS, the parties hereto desire that Purchaser and its Affiliates assume the Assumed Liabilities and that Seller and its Subsidiaries retain the Retained Liabilities, in each case, subject to the terms and conditions set forth in this Agreement;

WHEREAS, Seller will, and will cause its Affiliates to, and Purchaser will, and will cause its Affiliates to, at or prior to the Closing, execute and deliver each of the Transaction Documents (other than this Agreement) to which they are a party; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein and other good and valuable consideration, the adequacy and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

Article I

Definitions

1.1            Definitions. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement:

“Accounting Principles” shall mean the accounting principles, policies, treatments, categorizations, practices, methods, bases and estimation techniques set forth on Schedule A attached hereto.

“Acquired Companies” shall mean each of the Acquired Entities and their respective Subsidiaries, and “Acquired Company” shall mean any of them.

“Acquired Company Benefit Plan” shall mean each Benefit Plan that is sponsored, maintained or contributed to solely by one or more Acquired Companies.

“Acquired Company IP” shall mean any and all Intellectual Property that is (a) both (i) owned by the Acquired Companies as of the date of this Agreement and (ii) used in the conduct of the Business, and (b) the IP Seller IP, excluding, in each case of the foregoing clauses (a) and (b), any portion thereof that are Seller Group Marks.

“Acquired Company IT Assets” shall mean all IT Assets used in the operation of the Business, to the extent owned by, or licensed or leased to, the Acquired Companies pursuant to a Contract entered into between an Acquired Company and a third party, including pursuant to outsourced or cloud computing arrangements.

“Acquisition Proposal” shall mean, other than the transactions contemplated hereby, any inquiry, proposal or offer for, or any indication of interest in any direct or indirect (a) sale, lease, exchange, transfer, license or other disposition, in one or a series of related transactions, of all or a majority of the assets of the Business other than the sale of the Businesses’ products or services in the ordinary course of business and otherwise in accordance with Section 6.1, or (b) acquisition, whether by share exchange, merger or in any other manner, by any Person or group of related Persons, in one or a series of related transactions, of any equity securities of any of the Acquired Companies.

“Affiliate” as to any Person, shall mean any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” of a Person shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by ownership of equity interests, by contract or otherwise. The Acquired Companies shall be deemed, for purposes of this Agreement, Affiliates of Seller prior to the Closing and Affiliates of Purchaser from and after the Closing.

“Agreement” shall mean this Transaction Agreement (including the Seller Disclosure Schedule and all other schedules and exhibits attached hereto), as it may be amended, restated or otherwise modified from time to time.

“Antitrust Law” shall mean any Legal Requirements applicable to Purchaser, Seller or any Acquired Company under any applicable jurisdiction that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Assumed Liabilities” shall mean (a)(i) any and all Liabilities of the Acquired Companies and (ii) any and all Liabilities arising out of, resulting from or to the extent relating to the Business, including the IP Seller IP, and in the case of each of the forgoing clauses (i) and (ii), including, for the avoidance of doubt, the matters set forth on Schedule 1.1(a) of the Seller Disclosure Schedule and (b) any Taxes allocated to Purchaser pursuant to Section 8.2(c), in each of the foregoing clauses (a) and (b), regardless of (A) when or where such Liabilities arose or arise (whether arising prior to, at or after the Closing), (B) where or against whom such Liabilities are asserted or determined, (C) whether arising from or alleged to arise from negligence, gross negligence, recklessness, violation of Legal Requirement, fraud or misrepresentation by Seller and its Affiliates (including the Acquired Companies), as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates and (D) which entity is named in any Proceeding associated with any Liability; provided that Assumed Liabilities shall not include any Liabilities (1) for Taxes for which any member of the Seller Group is responsible under Article VIII or Article XII or (2) arising out of or resulting from any Seller Benefit Plans.

“Bankruptcy and Equity Exception” shall mean the effect on enforceability of (a) any applicable Legal Requirement relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Legal Requirement relating to or affecting creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a Proceeding in equity or at law).

“Benchmark Time” shall mean 12:01 a.m., Central Standard Time, on the Closing Date.

“Benefit Plan” shall mean each (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA and (b) each employment, individual consulting, severance or similar contract, plan, agreement, arrangement or policy and each other benefit or compensation plan, policy, program, practice, agreement or arrangement (written or oral), including any equity, equity-based, phantom equity, stock option or other stock related rights, retirement, profit sharing, bonus, incentive, severance, post-retirement, separation, change in control, retention, employment, deferred compensation, fringe benefit, vacation, paid time off, medical, health, welfare, dental, life or disability plan, program, policy or arrangement; provided that “Benefit Plan” excludes any such plan, program or arrangement that is maintained, sponsored or otherwise required by a Governmental Authority to which any Person is required to contribute without discretion as to the level of benefits.

“Business” shall mean the business of researching, developing, designing, manufacturing, providing, promoting, marketing, selling, supplying and distributing refuse collection vehicles (RCVs), stationary compaction and bailing equipment, parts (including after-market parts), associated components and services, onboard technology and software solutions used in the North American solid waste and recycling collection industry as conducted by Seller and its Affiliates (including the Acquired Companies) as of immediately prior to the Closing; provided that the “Business” shall exclude (a) general corporate functions provided by the Seller Group either directly or indirectly as of immediately prior to the Closing that constitute an Excluded Service (as defined in the Transition Services Agreement) or that are finance, accounting, tax, human resources, insurance and risk management, treasury, operational, environmental health and safety, legal, information technology, supply chain management shared services provided by the Seller Group (the functions referred to herein as the “Corporate Functions”) and (b) the eCommerce Platform Software.

“Business Day” shall mean any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required to be closed in either (i) New York, New York or (ii) Chicago, Illinois.

“Business Employee” shall mean (i) each individual who is employed by an Acquired Company, including each such employee who is on a leave of absence (including medical leave, personal leave, military leave, workers’ compensation leave, short-term disability and long-term disability) and paid or unpaid time off, and (ii) the Canadian Business Employee.

“Canadian Business Employee” shall mean the individual listed on Schedule 1.1(b) of the Seller Disclosure Schedule by employee identification number.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended and any similar or successor Legal Requirement or any administrative or other guidance published with respect thereto by any Governmental Authority.

“Cash” shall mean, as of the time of determination, an amount equal to, without duplication, the aggregate amount of all cash and cash equivalents, investment accounts and marketable investments of the Acquired Companies (excluding Restricted Cash) plus (a) the aggregate amount of checks, wires, transfers and drafts for cash or cash equivalents (other than Restricted Cash) received or deposited for the account of the Acquired Companies, but only to the extent the associated receivable is not included as a current asset in the calculation of Net Working Capital, minus (b) the aggregate amount of uncleared checks, wires, transfers and drafts issued by the Acquired Companies, but only to the extent the associated payable is not included as a current liability in the calculation of Net Working Capital, in each case, determined in accordance with the Accounting Principles. “Restricted Cash” shall mean any (i) cash or cash equivalents held in escrow, security or similar deposits, (ii) customer deposits or other cash or cash equivalents held on behalf of third parties, (iii) cash or cash equivalents, investment accounts or marketable investments that are subject to any restriction or local exchange control, Tax or other requirements, to the extent that the amount of such cash or cash equivalents cannot, within ninety (90) days, be accessed, or be used by the Acquired Companies for the repayment of Indebtedness or (iv) any cash equivalents, investment accounts or marketable investments to the extent not convertible into cash within ninety (90) days.

“Closing Conditions” shall mean the conditions to the respective obligations of the parties hereto to consummate the Transactions, as set forth in Article X.

“Closing Transaction Expenses” shall mean, except as otherwise incurred by the Seller Group or the Acquired Companies in compliance with Section 6.7, the aggregate amount of all out-of-pocket fees and expenses (whether or not yet invoiced), incurred by the Seller Group or the Acquired Companies, or otherwise on behalf of the Acquired Companies, and, in each case, to be paid by the Acquired Companies or that constitutes an Assumed Liability to be paid by Purchaser, in connection with the sale process for the Business (or any portion thereof), or otherwise relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby or thereby, in each case, solely to the extent unpaid as of the Benchmark Time and incurred by the Seller Group or the Acquired Companies, or otherwise on behalf of the Acquired Companies, and, in each case, payable by an Acquired Company or that constitutes an Assumed Liability to be paid by Purchaser, including: (a) fees and expenses of counsel, advisors and consultants, accountants and auditors and experts engaged in connection with the transactions contemplated by this Agreement or the sale process for the Business, in each case, to be paid by the Acquired Companies or that constitutes an Assumed Liability to be paid by Purchaser and (b) all transaction-related bonuses, severance payments and other similar payments in connection with the consummation of the transactions contemplated hereby (and including, in each case, the employer portion of any corresponding unemployment, social security, and payroll Taxes incurred under applicable Legal Requirements) (excluding (i) any severance payments arising as a result of the occurrence of one or more additional post-Closing events under so-called “double-trigger” severance provisions contained in any Acquired Company Benefit Plan, (ii) any payments or benefits made or provided pursuant to an arrangement implemented by, or severance payments or similar benefits that are triggered as a result of post-Closing actions taken by, Purchaser or any of its Affiliates (including, post-Closing, the Acquired Companies), and (iii) any retention bonuses or similar compensation that are payable based on continued employment post-Closing that were disclosed in accordance with Section 4.13(a) of this Agreement to Purchaser prior to the date hereof), in each case, to be paid by the Acquired Companies or that constitutes an Assumed Liability to be paid by Purchaser. It is agreed and understood that any item that is included in Closing Transaction Expenses shall not be included as a current liability for purposes of calculating Net Working Capital as of the Benchmark Time or as an item of Indebtedness as of the Benchmark Time.

“Code” shall mean the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” shall mean any collective bargaining agreement or other labor-related agreement with any labor or trade union, works council, employee representative or association or other labor organization, representing Business Employees.

“Competing Business Activities” shall mean the research, development, design, manufacture, provision, marketing, promotion, sale, supply or distribution of any product, process or service that has the same or substantially similar purpose or use as, or is otherwise competitive with, a product, process or service researched, developed, designed, manufactured, promoted, marketed, sold or offered for sale by the Business as of immediately prior to the Closing.

“Compliant” shall mean, as of any time of determination, with respect to the Required Information, that (a) such Required Information, taken as a whole, at such time does not contain any untrue statement of a material fact with respect to the Acquired Companies or omit to state any material fact with respect to the Acquired Companies required to be stated therein or necessary in order to make the Required Information, in the light of the circumstances under which the statements contained therein are made, not misleading with respect to the Acquired Companies, (b) the independent auditors of the Acquired Companies have not objected to the use of, withdrawn or otherwise modified any audit opinion with respect to the financial statements contained in the Required Information and have confirmed they are prepared to issue a customary comfort letter, including as to customary negative assurances and change period, in order to consummate any Debt Financing (subject to their completion of customary procedures) on any day during the applicable Marketing Period, (c) with respect to any interim financial statements, such interim financial statements have been SAS 100 reviewed by the independent auditors of the Acquired Companies, (d) such Required Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of securities on Form S-1 (other than financial statements and other information required by Rule 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X (and in each case any successor thereto), the compensation discussion and analysis or other information required by Item 402 of Regulation S-K or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, and other information or financial data customarily excluded from a Rule 144A offering memorandum), and (e) the financial statements and other financial information included in such Required Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of debt securities under Rule 144A of the Securities Act and are, and remain throughout the applicable Marketing Period, sufficient to permit the Acquired Companies’ independent accountants to issue comfort letters, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the applicable Marketing Period, which such accountants have confirmed they are prepared to issue (it being understood and agreed by the parties hereto that any financial statements required pursuant to the terms hereof shall be in substantially the same scope and level of detail as the Required Information, except that only annual financial statements will be subject to audit procedures, with any interim periods subject to SAS 100 review).

“Condition Satisfaction Date” shall mean the date on which the Closing Conditions, other than those conditions which, by their terms or nature, are to be satisfied at the Closing, are satisfied or, to the extent permitted by applicable Legal Requirements, so waived in writing.

“Confidentiality Agreement” shall mean the confidentiality agreement between Purchaser and Seller, dated December 8, 2023.

“Consent” shall mean any consent, approval or authorization.

“Consolidated Return” shall mean any consolidated, combined, unitary or similar Tax Return that includes Seller or any of its Affiliates (other than the Acquired Companies), on the one hand, and any Acquired Company, on the other hand.

“Contagion Event” shall mean the outbreak and ongoing effects of a contagious disease, epidemic or pandemic (including COVID-19).

“Contract” shall mean any agreement, contract, instrument, obligation, promise, understanding, arrangement, commitment or undertaking of any nature that is legally binding on any Person or entity or any part of its property under applicable Legal Requirements, other than a Permit.

“COVID-19” shall mean SARS-CoV-2 or COVID-19 (and all related mutations, variations, strains and sequences), and any future intensification, resurgence, variants, evolutions or mutations thereof or related or associated health conditions, epidemics, pandemics, disease outbreaks or public health emergencies.

“Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Documents, including any offering or private placement of debt securities pursuant to the capital markets debt financing engagement referred to therein, for the purpose of financing the Transactions and related fees and expenses contemplated by this Agreement.

“eCommerce Platform Software” shall mean the proprietary software (including the object code and source code) that is owned by Seller or any of its Affiliates (other than the Acquired Companies) that is related to the eCommerce platform made available to end users of any of the Acquired Companies, which shall include, the business solutions known as Parts Central, Partable and any aftermarket parts punch-out catalog. “eCommerce Platform Software” shall not mean or include any historical or future data or meta data related to the Business, Acquired Companies or their respective end users, including, but not limited to, data pertaining to parts, weights, dimensions, or photographs.

“Employment Commencement Date” shall mean the Closing Date.

“Encumbrance” shall mean any lien, pledge, claim, hypothecation, charge, mortgage, deed of trust, easement, servitude, purchase agreement, option, security interest or similar encumbrance.

“Environmental Law” shall mean any applicable Legal Requirement relating to pollution, protection of the environment or natural resources, or human health or safety (to the extent relating to Hazardous Materials), including the use, handling, transportation, treatment, storage, disposal, Release or threat of Release, distribution, sale, marketing, or labeling of, or exposure to, Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“Financing Source” shall mean the Persons that have committed to provide or arrange the Debt Financing, including the parties who have committed to provide Debt Financing pursuant to the Debt Commitment Documents (such persons, the “Financing Entities”), and, in each case, their respective former, current and future Representatives and other Affiliates; provided that neither Purchaser nor any Affiliate thereof shall be a Financing Source.

“Former Business Employee” shall mean each individual who was employed by an Acquired Company whose employment terminated for any reason prior to the Closing.

“Fraud” shall mean, with respect to any party hereto, an actual and intentional act of common law fraud by such party in the making of a representation or warranty expressly stated in this Agreement; which satisfies each of the following conditions: (a) such representation or warranty was materially false or materially inaccurate at the time such representation or warranty was made; (b) the party making such representation or warranty had actual knowledge (and not imputed or constructive knowledge), without any duty of inquiry or investigation, that such representation or warranty was materially false or materially inaccurate when made; (c) such party had the specific intent to deceive another party hereto and induce such other party to enter into this Agreement; and (d) such other party reasonably relied on such false or inaccurate representation or warranty in entering into this Agreement, the other Transaction Documents or the certificates required to be delivered hereunder. “Fraud” shall not include any cause of action under law or equity, including for fraud, based on constructive or imputed knowledge, negligence or recklessness, and only the Persons who committed Fraud shall be responsible for such Fraud and only to the party established to have suffered Loss as a proximate result of such Fraud.

“GAAP” shall mean the generally accepted accounting principles in the United States in effect from time to time, consistently applied.

“Government Contract” shall mean any Contract, including purchase, task, or delivery orders, between any Acquired Company or, to the extent related to the Business, Seller or any of its Subsidiaries, on the one hand, and (a) any Governmental Authority and (b) any prime contractor of any Governmental Authority in its capacity as a prime contractor.

“Governmental Authority” shall mean any United States federal, state or local, or any supra-national or other non-United States government, political subdivision, governmental, regulatory or administrative authority, instrumentality, service cooperative, agency, body or commission, self-regulatory organization or any court, tribunal or judicial or arbitral body (public or private), in each case, exercising executive, legislative, judicial, regulatory, taxing or administrative functions.

“Hazardous Materials” shall mean (a) petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos and asbestos-containing materials, lead and lead-based paint, per-and polyfluoroalkyl substances, toxic mold in quantities or concentrations that exceed applicable health standards or guidelines, radon, or polychlorinated biphenyls and (b) any chemical, material or substance defined or regulated as hazardous, toxic, a pollutant or a contaminant, or words of similar meaning or regulatory effect or for which liability or standards of conduct may be imposed under any applicable Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” shall mean any Taxes imposed on or determined with reference to gross or net income, profits or receipts (including any franchise or withholding Taxes imposed in lieu thereof).

“Indebtedness” shall mean, without duplication with respect to the Acquired Companies (or Assumed Liabilities, but excluding Retained Liabilities): (a) the unpaid principal amount of and accrued interest in respect of indebtedness for borrowed money, whether secured or unsecured, (b) all obligations that are evidenced by a note, bond, draft, mortgage, debenture or similar debt instrument or security, (c) all obligations under or pursuant to leases which are capitalized or in accordance with GAAP are required to be capitalized (which, for the avoidance of doubt, excludes any obligations under any operating leases that may be required to be recorded on a balance sheet pursuant to Accounting Standards Codification Topic 840 or 842, including those items set forth on Schedule 1.1(c) of the Seller Disclosure Schedule), (d) all obligations in respect of letters of credit, bankers’ acceptances, surety and performance bonds and guarantees, and similar obligations, in each case, solely to the extent drawn or called, (e) all indebtedness secured by a purchase money mortgage or other Encumbrance on assets of the Acquired Companies to secure all or part of the purchase price of property subject to such Encumbrance, (f) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired, (g) all obligations to purchase, redeem, retire, defease or otherwise acquire for value any debt or equity securities, (h) all obligations under derivative financial instruments, including hedges, currency and interest rate swaps and similar instruments and arrangements, (i) any Unpaid Income Taxes, (j) any payment obligation with respect to the termination of the Intercompany Agreements and other intercompany accounts or obligations in accordance with Section 6.4(a), (k) any accrued or earned but unpaid severance, restructuring costs, pension, unfunded or underfunded pension obligations, or any other similar obligations (and any employer portion of unemployment, social security, payroll or similar Taxes payable in connection therewith) in respect of any Business Employees, Former Business Employees or current or former officers, employees, directors, consultants or other service providers of the Business or any Acquired Company, (l) any guaranty (or, pursuant to any Contract or other arrangement, that has the economic effect of a guaranty) by any Acquired Company of obligations of the types described in the foregoing clauses (a) through (k), (m) all accrued and unpaid interest, together with prepayment premiums or penalties or accrued interest, prepayment penalties, make-whole payments and termination or breakage costs or other exit fees with respect to any indebtedness of a type described in the foregoing clauses (a) through (l); provided, however, that, in no event will Indebtedness include: (i) any indebtedness incurred by any Acquired Company, on the one hand, that is owed to any other Acquired Company, on the other hand, (ii) any amounts under existing letters of credit, lines of credit and revolving credit facilities to the extent not drawn or called, or (iii) any amount that is included as a Closing Transaction Expense. Indebtedness shall not include any fees or expenses of, or expenses initiated at the written request of, Purchaser or any of its Affiliates and not otherwise explicitly required to be incurred by Seller or any of its Affiliates under the Agreement, whether related to the Debt Financing, the Transactions or otherwise. It is agreed and understood that any item that is included in Indebtedness as of the Benchmark Time shall not be included as a current liability for purposes of calculating Net Working Capital as of the Benchmark Time.

“Indemnified Party” shall mean a party entitled to seek indemnification under Article XII.

“Indemnifying Party” shall mean a party hereto from whom indemnification or recovery is sought under Article XII.

“Initial Marketing Period” shall mean the first period of 16 consecutive Business Days after the date on which Seller shall have delivered to Purchaser the Required Information and throughout and at the end of which the Required Information delivered to Purchaser prior to the beginning of such period remains Compliant; provided that (x) the Initial Marketing Period shall either be completed on or prior to August 16, 2024 or commence no earlier than September 3, 2024, (y) the days from November 27, 2024 through and including November 29, 2024 shall not be included when counting such 16 consecutive Business Day period (and the Initial Marketing Period need not be consecutive to the extent it would have otherwise included any of those days) and (z) the Initial Marketing Period shall either be completed on or prior to December 20, 2024 or commence no earlier than January 6, 2025. Notwithstanding anything in the preceding sentence of this definition to the contrary, the Initial Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such 16 consecutive Business Day period: (i) (A) Seller or any of its Affiliates has an intention to restate in any material respect any of the financial statements contained in the Required Information, or (B) any such restatement is under active consideration, in which case Seller shall promptly disclose such intention or reconsideration and the material facts and circumstances relating thereto to Purchaser and the Business’s independent auditor and the Initial Marketing Period shall not commence unless and until such restatement has been completed, the applicable Required Information has been amended and, to the extent such financial statements had previously been audited, an “unqualified” audit opinion is issued with respect to such restated financial statements, or Seller has certified in writing to Purchaser and the Business’s independent auditor that no restatement is required; or (ii) the Business’s independent auditor shall have withdrawn any audit opinion with respect to any of the financial statements contained in the Required Information, in which case the Initial Marketing Period shall not be deemed to commence unless and until a new “unqualified” audit opinion is issued with respect to such financial statements or any restatement thereof. Notwithstanding anything in this definition to the contrary, the Initial Marketing Period shall be deemed to have ended on the date on which the Debt Financing has been consummated. If at any time Seller shall reasonably and in good faith believe that it has provided the Required Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case, the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such notice, unless Purchaser in good faith reasonably believes that Seller has not completed the delivery of the Required Information on such date and, within three (3) Business Days after the date of delivery of such notice, delivers a written notice to Seller to that effect (stating with specificity which Required Information Seller has not delivered) and, following delivery of such Required Information specified in such notice, the Initial Marketing Period will commence; provided that such written notice from Purchaser to Seller will not prejudice Seller’s right to assert that the Required Information was, in fact, delivered.

“Intellectual Property” shall mean all: (a) patents, patent applications and all related divisionals, continuations, continuations-in-part, reissues, extensions, substitutions and reexaminations (“Patents”), (b) trade secrets and other confidential and proprietary know-how, information, ideas, inventions, processes, formulae, models and methodologies (“Trade Secrets”), (c) trademarks, service marks, trade names, Internet domain names, logos, trade dress, and other similar designations of source or origin, and all registrations and applications for registration of the foregoing, together with the goodwill symbolized by and arising out of the use of any of the foregoing (“Trademarks”), (d) copyrights and copyrightable subject matter (whether registered or unregistered), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications (“Copyrights”), (e) rights in Software and (f) any and all other proprietary rights.

“Investment Screening Laws” shall mean any applicable United States or non-United States Legal Requirement intended to screen, prohibit or regulate foreign investments on public interest or national security grounds.

“IP Contract” shall mean any (a) Contract pursuant to which any Acquired Company or IP Seller has granted to any Person a license to or right to use any Acquired Company IP, other than (i) licenses of Acquired Company IP granted by an Acquired Company or IP Seller on a non-exclusive basis to a customer in connection with business or sales Contracts entered into in the ordinary course of business or (ii) other Contracts in which grants of rights to use Intellectual Property are non-exclusive, incidental and not material to the performance under such Contract; (b) Contract pursuant to which any Acquired Company has been granted a license to or right to use any Intellectual Property, other than (i) licenses of commercially available off-the-shelf software that have not been modified or customized for the Acquired Companies in any material respect and is licensed to an Acquired Company for a one-time or annual fee of five-hundred thousand dollars ($500,000) or less and (ii) other Contracts in which grants of rights to use Intellectual Property are non-exclusive, incidental and not material to the performance under such Contract and (c) consent, settlement and coexistence agreements and Orders governing the use, validity or enforceability of Acquired Company IP.

“IP Seller” shall mean Delaware Capital Formation, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Seller.

“IP Seller IP” shall mean the Intellectual Property set forth on Exhibit A.

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean all computers, computer software, systems, websites, hardware, firmware, middleware, networks, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation.

“Key Customer” shall mean each of the top twenty (20) customers of the Business who receive goods or services of the Business through Contracts directly with Seller or any of its Subsidiaries, determined on the basis of aggregate revenue of the Business for the twelve (12) month period ended December 31, 2023, and each of the top twenty (20) customers of the Business who receive goods or services of the Business through Contracts directly with Seller or any of its Affiliates, determined on the basis of aggregate revenue of the Business for the five (5) month period ended May 31, 2024, in each case as set forth on Schedule 1.1(d) of the Seller Disclosure Schedule.

“Key Supplier” shall mean each of the top twenty (20) suppliers or vendors of the Business who provide goods or services to the Business through Contracts directly with Seller or any of its Subsidiaries, determined on the basis of the aggregate spend of the Business for the twelve (12) month period ended December 31, 2023, and each of the top twenty (20) suppliers or vendors of the Business who provide goods or services to the Business through Contracts directly with Seller or any of its Affiliates, determined on the basis of the aggregate spend of the Business for the five (5) month period ended May 31, 2024, in each case as set forth on Schedule 1.1(e) of the Seller Disclosure Schedule.

“Leased Real Property” shall mean all real property leased, licensed or subleased by any Acquired Company pursuant to the Real Property Leases, together with all rights and interests (including if applicable easements) of the lessee appurtenant thereto.

“Legal Requirement” shall mean any statute, law (including international conventions, protocols and treaties), ordinance, regulation, rule, code, Order or enforceable or binding requirement of any Governmental Authority or any other requirement or rule of law (including common law) promulgated by a Governmental Authority.

“Liabilities” shall mean any and all Indebtedness, liabilities, guarantees, assurances, commitments and obligations of any kind or nature, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, reflected on a balance sheet or otherwise, whenever or however arising, including, but not limited to, those arising under any Legal Requirement or judgment, Contract or tort based on negligence or strict liability.

“Losses” shall mean all losses, damages, judgments, costs, expenses and Liabilities actually suffered or incurred (including reasonable attorneys’ fees).

“Malicious Code” shall mean any (i) virus, malware, ransomware, Trojan horse, worm, back door, time bomb, drop dead device, spyware, trackware or adware and (ii) similar program, routine, instruction, device, code, contaminant, logic or effect designed or intended to disable, disrupt, erase, harm, or otherwise impede the operation of, or enable any Person to access without authorization, or otherwise materially and adversely affect the functionality of, any IT Asset (or portion thereof).

“Marketing Periods” shall mean each of the Initial Marketing Period and Secondary Marketing Period.

“Material Adverse Effect” shall mean any event, change, development or effect that, individually or in the aggregate, has had or would be reasonably expected to have a material adverse effect on the business, financial condition, assets and liabilities, operations or results of operations of the Business or the Acquired Companies, taken as a whole; provided that, no event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect: (a) any national, international, foreign, domestic or regional economic, financial, social or political conditions (including changes therein), including (i) hostilities, acts of war, protests, riots, unrest, sabotage, terrorism, or military actions or any escalation or worsening of any of the same, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including the prices or availability of commodities, raw materials or energy supply used in the Business, any increase in operating costs or capital expenses, inflation or any changes in the rate, increase or decrease of inflation or any disruption thereof), and (iii) changes in interest, currency or exchange rates or tariffs or any trade wars, (b) any act of God, hurricane, flood, tornado, fire, explosion, weather event, earthquake, landslide, other natural disaster, any Contagion Event or other outbreak of illness or public health event (whether human or animal), (c) changes in legal or regulatory conditions, including changes in Legal Requirements (or standards, interpretations or enforcement thereof and including guidelines and directives of industry groups), whether or not related to a Contagion Event or other public health emergency, (d) changes in GAAP or other accounting practices, policies or requirements, or standards, interpretations, including in the interpretation or enforcement thereof, (e) changes in the industries or markets in which the Business operates, including competition in any of the geographic areas in which the Business operates, (f) the failure of the Business to meet any internal or published projections, estimates or forecasts of revenues, goals, earnings or other measures of financial or operating performance for any period (it being understood and agreed that any underlying facts giving rise or contributing to such failure that are not otherwise expressly excluded from this definition of “Material Adverse Effect” may be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur), (g) changes in credit ratings or changes in the trading price or volume of Seller’s common stock (it being understood and agreed that any underlying facts giving rise or contributing to such changes that are not otherwise expressly excluded from this definition of “Material Adverse Effect” may be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur), (h) any effect resulting from the negotiation, execution, pendency, announcement or consummation of the Transactions or compliance with the terms of any Transaction Document (provided that the exception in this clause (h) shall not apply with respect to representations and warranties in Section 4.2 and, to the extent related to such representation and warranty, the condition set forth in Section 10.1(a)), (i) any actions taken to which Purchaser has consented in writing or that are taken after the date hereof at the written request of Purchaser, (j) the effect of any action taken or omission to act by Purchaser with respect to the Business, the Acquired Companies or the Transactions, including any communication or disclosure by Purchaser or any of its Affiliates of its plans or intentions with respect to the Business or the Acquired Companies, including Losses or threatened Losses of, or any adverse change in the relationship with, employees, customers, suppliers, vendors, resellers, distributors, financing sources, licensors, licensees, Governmental Authorities or others having relationships with the Business, or (k) the effect of any event or action taken or omission to act by Seller or its Affiliates with the express written consent (or at the express written request) of Purchaser; provided that to the extent that any event, change, development or effect in the foregoing clauses (a), (b), (c), (d) or (e) has a greater adverse impact on the Business, taken as a whole, as compared to the adverse impact such event, change, development or effect has on other Persons operating in the same industries as the Business operates, then the incremental effect of such event, change, development or effect shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.

“Net Working Capital” shall have the meaning set forth on Schedule A.

“Net Working Capital Overage” shall mean the amount, if any, by which (a) the Net Working Capital as of the Benchmark Time is greater than (b) the Target Net Working Capital Upper Amount.

“Net Working Capital Underage” shall mean the amount, if any, by which (a) the Net Working Capital as of the Benchmark Time is less than (b) the Target Net Working Capital Lower Amount.

“Open Source Software” shall mean any Software that is, contains or is derived from Software distributed as freeware, shareware or open source Software, or under similar licensing or distribution models that (a) require the licensing, disclosure or distribution of source code or any other Intellectual Property to any other Person, (b) prohibit or limit the receipt of consideration in connection with licensing or distributing any Software or other Intellectual Property, (c) allow any Person to decompile, disassemble or reverse engineer any Software or (d) otherwise are identified as open source licensing or distribution models by the Open Source Initiative at www.opensource.org or the Free Software Foundation at www.fsf.org.

“Order” shall mean any order, writ, judgment, injunction (whether temporary, preliminary, or permanent), temporary restraining order, decree, stipulation, decision, ruling, determination or award entered by or with any Governmental Authority.

“Permit” shall mean any permit, license, authority, registration, concession, grant, franchise, certificate, accreditation, clearance, consent, approval, identification numbers exemption, waiver, filing or other authorization issued or required by any Governmental Authority under any applicable Legal Requirement.

“Permitted Encumbrances” shall mean (a) Encumbrances for Taxes, assessments or other governmental charges or levies not yet delinquent or the amount or validity of which is being contested in good faith by appropriate Proceedings and, in each case for which adequate accruals or reserves have been established on the books and records of the Acquired Companies in accordance with GAAP, (b) Encumbrances of carriers, warehousemen, mechanics or suppliers, materialmen, workmen, repairmen and other similar Encumbrances imposed or permitted by Legal Requirements arising or incurred in the ordinary course of business for amounts which are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate Proceedings, (c) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security, (d) Encumbrances, defects or imperfections of title, and other similar matters, in each case affecting title to the Real Property that do not impose material monetary obligations on the Acquired Companies and do not, and would not reasonably be expected to, individually or in the aggregate, materially impair the value of the assets to which they apply, or materially and adversely affect, or materially disrupt, the ordinary course operation of the Business, (e) zoning, entitlement, building and other generally applicable land use restrictions (including those related to the use or management of environmental resources) by a Governmental Authority (provided that such liens and restrictions are not violated in a manner that would materially and adversely impair the Company’s current business operations at such location), (f) Encumbrances imposed on the underlying fee interest of any Leased Real Property not created or permitted by Seller or its Affiliates (unless permission is required under the terms of the applicable lease), (g) leases, subleases, licenses, sublicenses or other agreements (including proposed leases and renewals) for the use and/or occupancy of the Real Property, and any Encumbrances arising thereunder or created thereby, (h) Encumbrances incurred in the ordinary course of business securing liabilities that are not material to the Business, taken as a whole, (i) Encumbrances arising out of, relating to or resulting from any Transaction Document, (j) rights, terms or conditions of any Real Property Lease, (k) licenses or sublicenses of Intellectual Property granted by the Acquired Companies in the ordinary course of business, (l) Encumbrances on securities created under federal, state or foreign securities Legal Requirements, (m) deposits to secure the performance of bids, trade Contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business, (n) statutory Encumbrances of lessors or licensors imposed by Legal Requirements as against tenant’s fixtures arising or incurred in the ordinary course of business for amounts which are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established on the books and records of the Acquired Companies in accordance with GAAP, (o) Encumbrances that will be released at or prior to the Closing, (p) deed restrictions limiting the use of Real Property to the extent the same are not and would not in the future be violated by the current use of such Real Property; (q) Encumbrances created or permitted by Purchaser or any of its Affiliates in writing, (r) any set of facts that would be disclosed by an accurate and up-to-date title report, inspection or survey of the Real Property; provided that such facts do not materially interfere with the current use and operation or materially impair the value of any parcel of Real Property, individually or in the aggregate and (t) those Encumbrances set forth on Schedule 1.1(f) of the Seller Disclosure Schedule.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust or company (including any limited liability company or joint stock company) or other similar entity, including a Governmental Authority.

“Personal Information” shall mean means any information that either directly or indirectly identifies or, alone or in combination with any other information, could reasonably be used to identify, locate, or contact a natural Person, including name, street address, telephone number, email address, identification number issued by a Governmental Authority, payment card number, bank information, customer or account number, online identifier, device identifier, IP address, browsing history, search history, or other website, application, or online activity or usage data, location data, biometric data, medical or health information, or any other information that is considered “personally identifiable information,” “personal information,” or “personal data” or any similar term under applicable Legal Requirement or in an Acquired Company’s privacy policies, notices, or the contracts to which it is subject.

“Post-Closing Straddle Period” shall mean the portion of any Straddle Period beginning after the Closing Date.

“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date and any Post-Closing Straddle Period.

“Pre-Closing Straddle Period” shall mean the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date and any Pre-Closing Straddle Period.

“Privacy Laws” shall mean all applicable Legal Requirements or any Orders concerning the privacy, security, or Processing of Personal Information (including Legal Requirements of jurisdictions where Personal Information was collected), including, as applicable, Legal Requirements concerning data breach notification; consumer protection requirements for website and mobile application privacy policies and practices; social security number protection; and data security. Without limiting the foregoing, Privacy Laws include: the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, the California Online Privacy Protection Act, the California Invasion of Privacy Act, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act, the Video Privacy Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the General Data Protection Regulation (Regulation (EU) 2016/679), the UK General Data Protection Regulation and the Data Protection Act 2018, the Privacy and Electronic Communications Directive 2002/58/EC on Privacy and Electronic Communications as amended by Directive 2009/136/EC (and any member state laws and regulations implementing it), the Privacy and Electronic Communications Regulation, the Personal Information Protection and Electronic Documents Act, and Canada’s Anti-Spam Legislation (SC 2010, c 23), and all other similar international, federal, state, provincial, and local Legal Requirements.

“Proceeding” shall mean any audit, action, claim, suit, litigation, lawsuit, arbitration, complaint, investigation or proceeding (whether civil, criminal or administrative) by or before any Governmental Authority.

“Processing” shall mean any operation or set of operations which is performed on Personal Information or on sets of Personal Information, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, organization, compilation, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction of such Personal Information or sets of Personal Information.

“Purchaser Disclosure Schedule” shall mean the disclosure schedules dated as of the date of this Agreement and delivered by Purchaser to Seller in connection with the execution of this Agreement.

“Purchaser Fundamental Representations” shall mean the representations and warranties of Purchaser set forth in Section 5.1 (Authority; Enforceability), Section 5.3 (Organization), Section 5.7 (Solvency) and Section 5.8 (Brokers).

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement or would reasonably be expected to, individually or in the aggregate, prevent, impede, impair, interfere with, hinder, delay, or adversely affect, in any material respect, the consummation by Purchaser of the Transactions.

“Purchaser’s Knowledge” and similar phrases shall mean the knowledge of the individuals set forth on Schedule 1.1(a) of the Purchaser Disclosure Schedule after due inquiry of each such individual of such individual’s direct reports.

“Real Property” shall mean the Leased Real Property and the Owned Real Property.

“Release” shall mean any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, dispersing, or migrating in, into, onto or through the indoor or outdoor environment.

“Representatives” shall mean officers, directors, employees, principals, partners, members, managers, attorneys, accountants, agents, consultants, financial or other advisors, authorized representatives and Affiliates.

“Required Information” shall mean, collectively, (a) the Audited Financial Information, (b) the unaudited consolidated balance sheets and the related unaudited consolidated interim statements of income, stockholders’ equity and cash flows of the Business for each subsequent interim financial period (other than any fourth fiscal quarter) ended more than 45 days prior to the Closing Date (and the corresponding period of the prior fiscal year), in each case, prepared in accordance with U.S. GAAP and (c) such other customary information regarding the Business that is reasonably necessary to complete the Debt Financing and of the type and form customarily included in a confidential offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the Securities Act (including information necessary for Purchaser’s preparation of customary pro forma financial statements to be included therein), consistent with the information required by paragraph 12 of Exhibit D of the Debt Commitment Letter.

“Restricted Person” shall mean any Person identified on the U.S. Department of Commerce’s Entity List, Denied Persons List, Unverified List or Military End User List, or the U.S. Department of State’s Debarred List.

“Retained Liabilities” shall mean any and all Liabilities (other than the Assumed Liabilities) of any member of the Seller Group, whether arising prior to, on or after the Closing Date.

“Sanctioned Jurisdiction” shall mean a country or territory that is itself the subject or target of any comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, the so-called Luhansk People’s Republic, and the so-called Donetsk People’s Republic regions of Ukraine, and the non-government-controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” shall mean any Person that is the subject of Sanctions, including as a result of being (a) listed in any list of sanctioned or designated Persons under Sanctions; (b) located, organized, or resident in a Sanctioned Jurisdiction; or (c) directly or indirectly owned fifty percent (50%) or more or controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) or (b).

“Sanctions” shall mean any economic or financial sanctions and trade embargoes, including those administered by the United States (including through U.S. Department of Treasury’s Office of Foreign Assets Control and the U.S. Department of State), United Nations, the European Union or any member state, or the United Kingdom.

“SEC” shall mean the Securities and Exchange Commission.

“Secondary Marketing Period” shall mean, solely to the extent the proceeds of the Debt Financing in an amount equal to at least the Required Amount have not been obtained prior to the satisfaction of the conditions set forth in Article X (other than those conditions that by their nature are to be satisfied at the Closing), the first period of 16 consecutive Business Days after the date on which (a) Seller shall have delivered to Purchaser the Required Information and throughout and at the end of which the Required Information delivered to Purchaser prior to the beginning of such period remains Compliant and (b) the conditions set forth in Article X shall have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) as of (and throughout) the beginning of such period and nothing has occurred and no condition or state of facts exists that would cause any of the conditions set forth in Article X to fail to be satisfied assuming the Closing were to be scheduled for any time during such 16 consecutive Business Day period; provided that (x) the Secondary Marketing Period shall either be completed on or prior to August 16, 2024 or commence no earlier than September 3, 2024, (y) the days from November 27, 2024 through and including November 29, 2024 shall not be included when counting such 16 consecutive Business Day period (and the Secondary Marketing Period need not be consecutive to the extent it would have otherwise included any of those days) and (z) the Secondary Marketing Period shall either be completed on or prior to December 20, 2024 or commence no earlier than January 6, 2025. Notwithstanding anything in the preceding sentence of this definition to the contrary, the Secondary Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such 16 consecutive Business Day period: (i) (A) Seller or any of its Affiliates has an intention to restate in any material respect any of the financial statements contained in the Required Information, or (B) any such restatement is under active consideration, in which case Seller shall promptly disclose such intention or reconsideration and the material facts and circumstances relating thereto to Purchaser and the Business’s independent auditor and the Secondary Marketing Period shall not commence unless and until such restatement has been completed, the applicable Required Information has been amended and, to the extent such financial statements had previously been audited, an “unqualified” audit opinion is issued with respect to such restated financial statements, or Seller has certified in writing to Purchaser and the Business’s independent auditor that no restatement is required; or (ii) the Business’s independent auditor shall have withdrawn any audit opinion with respect to any of the financial statements contained in the Required Information, in which case the Secondary Marketing Period shall not be deemed to commence unless and until a new “unqualified” audit opinion is issued with respect to such financial statements or any restatement thereof. Notwithstanding anything in this definition to the contrary, the Secondary Marketing Period shall be deemed to have ended on the date on which the Debt Financing has been consummated. If at any time Seller shall reasonably and in good faith believe that it has provided the Required Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case, the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such notice, unless Purchaser in good faith reasonably believes that Seller has not completed the delivery of the Required Information on such date and, within three (3) Business Days after the date of delivery of such notice, delivers a written notice to Seller to that effect (stating with specificity which Required Information Seller has not delivered) and, following delivery of such Required Information specified in such notice, the Secondary Marketing Period will commence; provided that such written notice from Purchaser to Seller will not prejudice Seller’s right to assert that the Required Information was, in fact, delivered.

“Securities Act” shall mean the United States Securities Act of 1933.

“Seller Affiliated Group” shall mean any affiliated group (within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local, or non-U.S. law) that includes Seller or any of its Affiliates (other than the Acquired Companies), on the one hand, and any Acquired Company, on the other hand.

“Seller Benefit Plan” shall mean each Benefit Plan, other than an Acquired Company Benefit Plan, that is sponsored, maintained or contributed to (or required to be contributed to) by Seller or any of its Affiliates for the benefit of any Business Employee or Former Business Employee.

“Seller Disclosure Schedule” shall mean the disclosure schedules dated as of the date of this Agreement and delivered by Seller to Purchaser in connection with the execution of this Agreement.

“Seller Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 4.1 (Authority; Enforceability), Section 4.3(a) and Section 4.3(b) (Organization; Acquired Companies), Section 4.4 (Title; Shares) and Section 4.18 (Brokers).

“Seller Group” shall mean Seller and its Affiliates (other than the Acquired Companies).

“Seller Group Marks” shall mean all Trademarks consisting of or incorporating “Dover” or any other Trademark of the Seller Group set forth on Schedule 7.1 of the Seller Disclosure Schedule, and all variations and derivatives thereof.

“Seller Party” shall mean Seller, the Share Seller and the IP Seller.

“Seller’s Knowledge” and similar phrases shall mean the knowledge of the individuals set forth on Schedule 1.1(g) of the Seller Disclosure Schedule after due inquiry of each such individual of such individual’s direct reports. Notwithstanding the foregoing, with respect to Intellectual Property, such inquiry is not required to include freedom to operate analyses, clearance searches, validity or noninfringement analyses or opinions, or any other similar analyses or opinions of counsel.

“Shared Contracts” shall mean any (a) Contracts under which the Business and at least one other business unit of Seller or any of its Affiliates purchases or sells goods or services on a joint basis or uses goods or services on a joint basis and (b) Contracts that directly benefit both the Business and at least one other business unit of Seller and its Affiliates; provided that with respect to the foregoing clauses (a) and (b), in no event shall the term “Shared Contracts” include any Contracts (i) for general corporate functions furnished by Seller or its Affiliates (other than the Acquired Companies) on an enterprise-wide basis to Seller and its Affiliates, including the Corporate Functions, to the extent such functions will be provided to Purchaser under the Transition Services Agreement or (ii) set forth on Schedule 1.1(h) of the Seller Disclosure Schedule.

“Shares” shall mean all of the issued and outstanding shares of each Acquired Entity.

“Software” shall mean (a) firmware, middleware, computer programs, applications, and code, including source code and object code; (b) data and databases, whether machine-readable or otherwise and (c) development and design tools, library functions and compilers, and graphical user interfaces, together, in each case of clauses (a) through (c), with respect to any Software in existence as of the Closing Date, all (i) bug or error fixes, patches, modifications, enhancements, updates, upgrades, corrections, replacement and successor products, new versions, new releases, and derivative works of, to or based on any of the foregoing; (ii) media, documentation, user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing are recorded; and (iii) copies and tangible embodiments of any of the foregoing in any form or media.

“Straddle Period” shall mean any Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, whether incorporated or unincorporated, any other Person of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided that, from and after the Closing, none of the Acquired Companies shall be considered a Subsidiary of Seller or any of its Affiliates.

“Target Net Working Capital Lower Amount” shall mean [redacted] dollars ($[redacted]).

“Target Net Working Capital Upper Amount” shall mean [redacted] dollars ($[redacted]).

“Tax” shall mean (a) all forms of taxation imposed by any Governmental Authority including all United States federal, state, local or non-U.S. taxes of any kind, (including income, value added, occupation, real and personal property, social security (or similar), gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, unemployment, excise, severance, occupation, premium or windfall profit, estimated, alternative, add-on minimum, transfer, stamp or other taxes, charges, duties, imposts, assessments, tariffs or levies) and (b) any interest, penalties and additions to tax imposed with respect to any item described in the preceding clause.

“Tax Authority” shall mean a Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Tax Return” shall mean any report, return, statement, declaration, notice, certificate or other document filed or required to be filed with any Tax Authority in connection with the determination, assessment, collection or payment of any Tax.

“Trade Controls” shall mean any applicable Legal Requirement related to (a) the importation of merchandise, the export or re-export or transfer of products (including software, technology and services), or the ethical conduct of international business activities, including, but not limited to, the Tariff Act of 1930, the Export Administration Act of 1979, the Export Control Reform Act of 2018, the Export Administration Regulations, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Arms Export Control Act, the International Traffic in Arms Regulations, Executive Orders of the President of the United States regarding economic sanctions and restrictions on transactions with designated entities (including countries, territories, terrorists, organizations and individuals), (b) Sanctions, (c) the anti-boycott regulations administered by the United States Department of Commerce, and the anti-boycott provisions administered by the United States Department of the Treasury.

“Transaction Documents” shall mean this Agreement, the Transition Services Agreement and the Intellectual Property Assignment Agreement, in each case including all exhibits, annexes and schedules thereto and all amendments thereto made in accordance with the respective terms hereof and thereof and the other documents contemplated by such agreements, including the certificates delivered pursuant thereto.

“Transactions” shall mean the transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Taxes” shall mean any sales, use, stock transfer, real property transfer, transfer, indirect transfer, goods and services, value-added, stamp, registration, documentary, conveyancing, recording or similar Taxes.

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

“Unpaid Income Taxes” shall mean an amount (which shall not be less than zero in the aggregate or in respect of any jurisdiction or any type of Income Tax) equal to the unpaid Income Taxes of the Acquired Companies for any Pre-Closing Tax Period for which Tax Returns have not been filed as of the end of the Closing Date solely in respect of those jurisdictions in which the applicable Acquired Company is currently filing Tax Returns for such Income Taxes; provided that the amount of such Income Taxes shall be determined: (a) on an entity-by-entity basis, such that the deductions and losses of one Acquired Company may not be used to offset the income and gain of another Acquired Company unless such offset is actually permitted by applicable Legal Requirements; (b) by including in taxable income any adjustment as a result of a change in or use of an improper method of accounting on or prior to the Closing Date and any prepaid amounts or deferred revenue that, in each case, would not otherwise be included in taxable income on or prior to the Closing Date, and (c) by disregarding or otherwise excluding any transactions or other actions entered into by Purchaser, its Affiliates or the Acquired Companies outside the ordinary course of business on the Closing Date after the Closing not otherwise contemplated by this Agreement; (d) by excluding any Liabilities for contingent Income Taxes or with respect to uncertain Tax positions for which accruals or reserves have been established in accordance with GAAP; (e) in accordance with the accounting methodologies and the past practices (including reporting positions, elections and accounting methods) of the applicable Acquired Company in preparing its Tax Returns in respect of Income Taxes; (f) by excluding any deferred Tax assets and liabilities; (g) by taking into account any estimated payments and overpayments of such Income Taxes with respect to any Pre-Closing Tax Period; and (h) by excluding any Section 338(h)(10) Election Taxes and any Taxes for any Seller-Filed Tax Returns. In the case of any Straddle Period, Unpaid Income Taxes shall include any amount of Income Taxes allocable to the portion of the Straddle Period ending on and including the Closing Date as determined by applying the conventions set forth in Section 8.5.

“Willful Breach” shall mean: (a) an action or failure to act by one of the parties hereto that constitutes a material breach or violation of this Agreement, and was taken or occurred with such party’s knowledge or intention that such action or failure to act constituted a material breach or violation of this Agreement, and such breach or violation: (i) resulted in, or was a principal cause of, the failure of any of the Closing Conditions to be satisfied or (ii) resulted in, or was a principal cause of, the Closing not being consummated at the time the Closing would have occurred pursuant to Section 3.1, or (b) the failure of Purchaser to deliver the full consideration payable pursuant to Article III at the time the Closing is required to occur pursuant to Section 3.1.

Article II

THE TRANSACTIONS

2.1            Sales and Purchases.

(a)            Subject to the terms and conditions of this Agreement, at the Closing, Seller shall cause (i) the Share Seller to sell, transfer, convey, assign and deliver to Purchaser (or Purchaser’s designee), and Purchaser shall (or shall cause one or more of its designees to) purchase from the Share Seller, all of the Shares and (ii) IP Seller to sell, transfer, convey, assign and deliver to Purchaser (or one or more of Purchaser’s designees), and Purchaser shall (or shall cause one or more of its designees to) purchase from IP Seller all of IP Seller’s right, title and interest in and to the IP Seller IP, in each case, free and clear of all Encumbrances (other than, in the case of the Shares, those arising under applicable securities Legal Requirements and, in the case of the IP Seller IP, Permitted Encumbrances of the type described in clause (j) of the definition thereof).

(b)            Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall assume and agree to pay, perform and discharge, as and when due, any and all Assumed Liabilities to the extent such Assumed Liabilities are not then a Liability of an Acquired Company.

2.2            Purchase Price. The aggregate consideration to be paid by Purchaser (or one or more of Purchaser’s designees) to the Share Seller for the purchase of the Shares and the IP Seller IP shall be an amount in cash equal to (a) two billion dollars ($2,000,000,000.00), plus (b) the Net Working Capital Overage (if any), minus (c) the Net Working Capital Underage (if any), plus (d) Cash as of the Benchmark Time, minus (e) Indebtedness as of the Benchmark Time, minus (f) Closing Transaction Expenses (the amount calculated pursuant to this sentence, the “Purchase Price”).

2.3            Closing Purchase Price.

(a)            Not less than four (4) Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Purchaser a written statement that is duly executed by an authorized officer of Seller (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of: (i) Cash as of the Benchmark Time, (ii) Indebtedness as of the Benchmark Time, (iii) Net Working Capital as of the Benchmark Time (and the Net Working Capital Overage (if any), or the Net Working Capital Underage (if any)), (iv) Closing Transaction Expenses and (v) the resulting calculation of the Purchase Price (such amount, the “Closing Purchase Price”), together with reasonable supporting detail.

(b)            Seller shall provide Purchaser and its Representatives with reasonable access to the work papers and other documents and information that were used in, or are relevant to, the preparation of the Estimated Closing Statement, as well as making available personnel to the extent reasonably requested for review of the Estimated Closing Statement. Purchaser may provide Seller with comments to the Estimated Closing Statement and Seller shall consider in good faith any reasonable comments from Purchaser that are provided at least one (1) Business Day prior to the Closing Date; provided that (i) Seller’s obligation to consider in good faith any such comments shall not delay or otherwise prevent the Closing, and (ii) nothing in this Section 2.3(b) shall obligate Seller to accept Purchaser’s comments and, to the extent of any dispute regarding Purchaser’s comments, Seller’s computations shall be conclusive solely for purposes of determining the amounts set out in the Estimated Closing Statement and for the payments under Section 2.1.

2.4            Post-Closing Adjustment.

(a)            As soon as practicable after the Closing Date but in no event later than one-hundred twenty (120) days after the Closing Date (the “Submission Deadline”), Purchaser shall deliver to Seller a written statement that is duly executed by an authorized officer of Purchaser (the “Post-Closing Statement”) setting forth Purchaser’s good faith calculation of: (i) Cash as of the Benchmark Time (the “Preliminary Cash”), (ii) Indebtedness as of the Benchmark Time (the “Preliminary Indebtedness”), (iii) Net Working Capital as of the Benchmark Time (the “Preliminary Net Working Capital”), (iv) Closing Transaction Expenses (the “Preliminary Closing Transaction Expenses”) and (v) the resulting calculation of the Purchase Price (such amount, the “Preliminary Closing Purchase Price”), together with reasonable supporting detail. Following the Closing Date through the Submission Deadline, Purchaser, its Affiliates, and its and their Representatives shall be permitted to reasonably access and review the books, records, work papers and other documents of the Seller Group that are reasonably related to the calculations of Cash, Indebtedness, Net Working Capital and Closing Transaction Expenses, and Seller shall, and shall cause its Affiliates and its and their respective Representatives to, cooperate with and assist Purchaser, its Affiliates, and its and their Representatives in connection with such review, including by providing reasonable access to such books, records and other documents and making available personnel to the extent reasonably requested, in each case, upon reasonable notice and during normal business hours; provided that, if Seller or its Affiliates fail to provide such cooperation, assistance or access, the Submission Deadline shall be extended by one (1) day for each day Seller or its Affiliates fail to provide such cooperation, assistance or access. Seller agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.4(f), it will, and will cause its Affiliates to, preserve all accounting books, records, policies or procedures that are reasonably related to the calculations of Cash, Indebtedness, Net Working Capital and Closing Transaction Expenses. In the event that Purchaser delivers the Post-Closing Statement to Seller in accordance with this Section 2.4(a) prior to the Submission Deadline, Purchaser may amend, supplement or otherwise modify the Post-Closing Statement at any time on or prior to the Submission Deadline; provided, however, that the Review Period shall restart upon receipt of an amended Post-Closing Statement.

(b)            Each component of the Estimated Closing Statement, the Post-Closing Statement and the Seller Post-Closing Statement, as applicable, shall be finally and solely determined consistent with the applicable definitions of such terms set forth herein and calculated in accordance with the Accounting Principles, as applicable (i.e., no accounting principles, policies, treatments, categorizations, practices, methods, bases or estimation techniques inconsistent with the Accounting Principles may be used by Seller or Purchaser (or if applicable, the Settlement Accountant) in calculating or determining any such component as the sole purpose of the adjustment contemplated by Section 2.4 is to measure the difference, if any, between the estimate of an amount of an item set forth in the Estimated Closing Statement and the actual amount of such item as of the Benchmark Time or Closing, as applicable). No amount shall be included in the calculations of the items in the Post-Closing Statement or the Seller Post-Closing Statement, as applicable, for changes in assets or liabilities of the Acquired Companies as a result of purchase accounting adjustments.

(c)            If Purchaser fails to deliver a Post-Closing Statement within the time period contemplated by Section 2.4(a) and such failure has not been cured on or prior to the date that is five (5) days from the date that Purchaser is notified in writing by Seller of such failure, then, at the election of Seller, either (i) the Estimated Closing Statement shall be final and binding on all parties hereto or (ii) not later than the date that is the sixtieth (60th) day following Submission Deadline, Seller shall prepare a written statement that is duly executed by an authorized officer of Purchaser (the “Seller Post-Closing Statement”) setting forth its good faith calculation of (A) Cash as of the Benchmark Time, (B) Indebtedness as of the Benchmark Time, (C) Net Working Capital as of the Benchmark Time, (D) Closing Transaction Expenses and (E) the resulting calculation of the Purchase Price, and such resulting calculation shall be final and binding on all parties hereto; provided that so long as Purchaser delivers the Post-Closing Statement within the time period contemplated by Section 2.4(a), Seller shall have no right to prepare a Seller Post-Closing Statement on the grounds that Purchaser did not provide reasonable supporting detail for such Post-Closing Statement. If Seller elects to prepare the Seller Post-Closing Statement, then, until the delivery of the Seller Post-Closing Statement and without limiting Section 7.3 in any respect, Purchaser shall provide Seller with reasonable access to (x) any and all books, records, workpapers, Contracts and other documents of the Acquired Companies relating to Seller’s preparation of the Seller Post-Closing Statement as may be reasonably requested by Seller and (y) the Representatives of the Acquired Companies, in each case, during normal business hours; provided, however, that Purchaser’s accountants shall not be obligated to make any work papers available to Seller except in accordance with such accountants’ normal disclosure procedures and then only after Seller has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(d)            Upon receipt of the Post-Closing Statement, Seller shall have sixty (60) days (the “Review Period”) to review such Post-Closing Statement and related computations of the Preliminary Cash, the Preliminary Indebtedness, the Preliminary Net Working Capital, the Preliminary Closing Transaction Expenses and the Preliminary Closing Purchase Price. Following the Closing through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.4(f), Seller, its Affiliates, and its and their Representatives retained by Seller shall be permitted to reasonably access and review the books, records, work papers and other documents of the Acquired Companies that are reasonably related to the calculations of Cash, Indebtedness, Net Working Capital and Closing Transaction Expenses, and Purchaser shall, and shall cause the Acquired Companies and their Representatives to, cooperate with and assist Seller, its Affiliates, and its and their Representatives retained by Seller in connection with such review, including by providing reasonable access to such books, records and other documents and making available personnel to the extent reasonably requested, in each case, upon reasonable notice and during normal business hours; provided that, if the accountants of Purchaser or the Acquired Companies fail to provide such cooperation, assistance or access, the Review Period shall be extended by one (1) day for each day Purchaser the Acquired Companies fail to provide such cooperation, assistance or access. Purchaser agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.4(f), it will preserve any accounting books, records, policies or procedures on which the Post-Closing Statement is based, or upon which the Final Closing Statement is to be based. The accountants of Purchaser or the Acquired Companies shall not be obliged to make any work papers available to Seller, its Affiliates or any of its or their Representatives except in accordance with such accountants’ normal disclosure procedures and then only after the applicable Persons seeking access has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants; provided, further, that, in exercising its rights hereunder, Seller shall conduct itself so as not to unreasonably interfere in the conduct of the business following the Closing, and that Seller acknowledges and agrees that any contact by Seller with officers, directors, employees or Representatives of Purchaser or its Affiliates following the Closing shall be arranged and supervised by designated representatives of Purchaser or its Affiliates unless Purchaser otherwise consents with respect to specific contact. Notwithstanding anything in this Agreement to the contrary, Purchaser and its Affiliates shall not be required following the Closing to disclose Seller or its representatives any information that is subject to the attorney-client privilege, attorney work product doctrine, or other applicable privilege or where any such disclosure would violate any applicable Legal Requirement or expose such Person to any liability for disclosure of any personal information or personally identifiable information; provided that Purchaser shall use commercially reasonable efforts to allow for access to the extent that doing so does not result in the loss of any such protection or violate any applicable Legal Requirement. If Seller has accepted the Post-Closing Statement in writing or has not given written notice to Purchaser setting forth any objection of Seller to such Post-Closing Statement, specifying in reasonable detail the basis for such objection and Seller’s proposed modifications to the Post-Closing Statement (such notice, the “Statement of Objections”) prior to the expiration of the Review Period, then such Post-Closing Statement shall be final, binding and non-appealable upon the parties hereto, and shall be deemed the Final Closing Statement for purposes of Section 2.4(f).

(e)            In the event that Seller delivers a Statement of Objections to Purchaser prior to the expiration of the Review Period, Seller and Purchaser shall negotiate in good faith to resolve any such objection on Cash, Indebtedness, Net Working Capital or Closing Transaction Expenses, as the case may be, within thirty (30) days following the receipt by Purchaser of the Statement of Objections or such longer period as Purchaser and Seller may mutually agree in writing (the “Consultation Period”). If Seller and Purchaser reach an agreement in writing as to any such objections within the Consultation Period, the amounts so agreed upon shall be final, binding and non-appealable upon the parties hereto and such agreement shall be deemed to be included in the Final Closing Statement for purposes of Section 2.4(f). If Seller and Purchaser are unable to reach an agreement in writing as to any such objections within the Consultation Period, then either Seller or Purchaser may submit such matter to BDO USA, LLP, or if BDO USA, LLP is unable or unwilling to serve in such capacity, such other internationally recognized accounting or consulting firm mutually acceptable to Seller and Purchaser (in each case, the “Settlement Accountant”), for resolution of those items on the Statement of Objections that remain in dispute (the “Disputed Items”). If, within ten (10) Business Days after the date BDO USA, LLP informs Seller and Purchaser that it is unable or unwilling to serve as the Settlement Accountant, Seller and Purchaser cannot mutually agree on an alternate independent accounting firm to serve as the Settlement Accountant, either Seller or Purchaser may request the American Arbitration Association to appoint as the Settlement Accountant, within fifteen (15) days from the date of such request or as soon as practicable thereafter, a partner in a nationally recognized accounting or consulting firm that is not the auditor, independent accounting firm or otherwise an advisor or consultant to Seller or any of its Affiliates or Purchaser or any of its Affiliates, who is a certified public accountant. If requested by the Settlement Accountant, each of Seller and Purchaser agrees that it will enter into a customary engagement letter with the Settlement Accountant and provide customary indemnities in favor of the Settlement Accountant. The Settlement Accountant shall act as an expert and not as an arbitrator, and shall only consider the Disputed Items. If any Disputed Item is referred to the Settlement Accountant, Seller, on the one hand, and Purchaser, on the other hand, shall prepare written reports addressing any Disputed Item and deliver such reports to the Settlement Accountant, and each other within fifteen (15) Business Days after the date the Settlement Accountant is retained. Seller and Purchaser, as applicable, shall have ten (10) Business Days to deliver to the Settlement Accountant, and each other one written rebuttal. Unless otherwise agreed to in writing by Purchaser and Seller, any offers to compromise between Seller and Purchaser, and their respective Representatives regarding the items set forth in the Statement of Objections during the Consultation Period shall constitute confidential settlement discussions pursuant to Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule and shall not be submitted to, or considered by, the Settlement Accountant. The Settlement Accountant may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by either Seller or Purchaser in the Statement of Objections and Post-Closing Statement, respectively, or less than the smallest value for such Disputed Item claimed by either Purchaser or Seller in the Statement of Objections and Post-Closing Statement, respectively. Seller and Purchaser shall use their respective commercially reasonable efforts to cause the Settlement Accountant to deliver a written decision resolving all disagreements as soon as practicable and in any event within thirty (30) days after the later of the submission of the (i) written reports and (ii) written rebuttals, if any, or as soon thereafter as practicable; provided that any delay by the Settlement Accountant in delivering a written report shall not affect the validity of such report. The Settlement Accountant’s review and determination shall be (A) limited only to the reports, rebuttals and materials concerning Disputed Items prepared and submitted to the Settlement Accountant by Seller and Purchaser (i.e., not on the basis of an independent review), (B) based solely on such reports, rebuttals and materials submitted by Seller and Purchaser and the basis for Seller’s and Purchaser’s respective positions and (C) in accordance with the terms and procedures set forth in this Agreement, including the Accounting Principles, and consistent with the definitions of Cash, Indebtedness, Net Working Capital and Closing Transaction Expenses contained herein. Neither Seller nor Purchaser shall authorize the Settlement Accountant to modify or amend any term or provision hereof or modify items previously agreed in writing between Seller and Purchaser. During the review by the Settlement Accountant, each of Seller and Purchaser shall, and shall cause their respective Subsidiaries (including, in the case of Purchaser, the Acquired Companies) and their respective Representatives to, each make available to the Settlement Accountant such information, books, records and work papers as may be reasonably requested by the Settlement Accountant to fulfill its obligations under this Section 2.4(e); provided that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Settlement Accountant except in accordance with such accountants’ normal disclosure procedures and then only after such Settlement Accountant has signed a customary agreement relating to such access to work papers. A copy of all materials submitted to the Settlement Accountant shall be promptly provided by Seller or Purchaser, as applicable, to the other party in the dispute; provided that the accountants of Seller or Purchaser, as applicable, shall not be obliged to make any work papers available to the other party except in accordance with such accountants’ normal disclosure procedures and then only after such other party has signed a customary agreement relating to such access to work papers. Neither Seller nor Purchaser may disclose to the Settlement Accountant, and the Settlement Accountant may not consider for any purpose, any settlement discussions or settlement offer(s) made by or on behalf of either Seller or Purchaser unless otherwise agreed by Seller and Purchaser. None of Seller, Purchaser or any of their respective Affiliates shall have any ex parte communications or meetings with the Settlement Accountant regarding the subject matter hereof without the other party’s prior written consent. The Settlement Accountant shall have exclusive jurisdiction over, and resort to the Settlement Accountant as provided in this Section 2.4(e) shall be the only recourse and remedy of the parties hereto against one another with respect to, any disputes arising out of the calculation of, and any adjustments to, the Purchase Price; provided that, upon the determination of the Settlement Accountant, such determination may be entered and enforced in any court of competent jurisdiction in accordance with Section 13.7. The final determination with respect to all Disputed Items shall be set forth in a written statement by the Settlement Accountant delivered to Seller and Purchaser and, absent mathematical error that is not promptly corrected by the Settlement Accountant or manifest error or fraud, the resolution of the dispute by the Settlement Accountant shall be final, binding and non-appealable on the parties hereto and such determination may be entered and enforced in any court of competent jurisdiction in accordance with Section 13.7. The costs and expenses of the Settlement Accountant shall be borne by Seller and Purchaser in proportion to the difference between the Settlement Accountant’s determination of the Purchase Price and the determination of the Purchase Price claimed by Seller and Purchaser. For example, if Seller claims that the Purchase Price is, in the aggregate, $1,000 greater than the amount determined by Purchaser and if the Settlement Accountant ultimately resolves the dispute by awarding to Seller an aggregate of $300 of the $1,000 contested, then the costs and expenses of the Settlement Accountant will be allocated 30% to Purchaser and 70% to Seller. Notwithstanding the foregoing, Seller and Purchaser shall each be responsible for one half of any initial retainers or other fees and expenses of the Settlement Accountant, subject to reallocation by the Settlement Accountant at the conclusion of the proceeding as set forth immediately above.

(f)            The “Final Closing Statement” shall mean (i) the Estimated Closing Statement in the event that Purchaser has failed to deliver the Post-Closing Statement in accordance with the terms of this Agreement and Seller elects for the Estimated Closing Statement to be final and binding in accordance with Section 2.4(c), (ii) the Post-Closing Statement (A) in the event that Seller has accepted the Post-Closing Statement in writing or does not deliver a Statement of Objections prior to the expiration of the Review Period, (B) as agreed to in writing by Seller and Purchaser in accordance with Section 2.4(e), or (C) as determined by the Settlement Accountant in accordance with Section 2.4(e) or (iii) the Seller Post-Closing Statement in the event that Purchaser has failed to deliver the Post-Closing Statement in accordance with the terms of this Agreement and Seller elects to deliver a Seller Post-Closing Statement in accordance with Section 2.4(c) and (1) the Cash set forth on such Final Closing Statement shall be deemed the final Cash, (2) the Indebtedness set forth on such Final Closing Statement shall be deemed the final Indebtedness (the “Final Closing Indebtedness”), (3) the Net Working Capital set forth on such Final Closing Statement shall be deemed the final Net Working Capital (the “Final Closing Net Working Capital”), (4) the Closing Transaction Expenses set forth on such Final Closing Statement shall be deemed the final Closing Transaction Expenses (the “Final Closing Transaction Expenses”) and (5) the Purchase Price set forth on such Final Closing Statement shall be deemed the final Purchase Price (the “Final Purchase Price”).

(g)            In the event that the Final Purchase Price is greater than the Closing Purchase Price (such excess, the “Final Overage”), Purchaser shall pay, or cause to be paid, within five (5) Business Days of the determination of the Final Overage and the Final Closing Statement, to the Share Seller (or its designee) by wire transfer of immediately available funds, an amount equal to such Final Overage.

(h)            In the event that the Closing Purchase Price is greater than the Final Purchase Price (such excess, the “Final Underage”), the Share Seller shall pay, or cause to be paid, within five (5) Business Days of the determination of the Final Underage and the Final Closing Statement, to Purchaser (or its designee) by wire transfer of immediately available funds, an amount equal to such Final Underage.

2.5            Withholding. Purchaser shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Legal Requirements. Purchaser acknowledges and agrees that, as of the date of this Agreement, no withholding Taxes are expected to be applicable to the payment of the Purchase Price (other than any obligation to withhold in respect of payments that are in the nature of compensation to employees or other services providers); provided that Seller delivers the documentation required pursuant to Section 3.2(e). To the extent Purchaser becomes aware of any obligation to withhold (other than any obligation to withhold in respect of payments that are in the nature of compensation or result from Seller’s failure to deliver the documentation required pursuant to Section 3.2(e)), it shall use commercially reasonable efforts to provide reasonable advance notice to Seller of the amounts subject to withholding and provide Seller with a reasonable opportunity to deliver any forms, documentation or other evidence that would reduce or eliminate such withholding Tax under Legal Requirements and shall reasonably cooperate with Seller in connection therewith. To the extent any amounts are deducted and withheld by Purchaser under this Section 2.5 and paid over to the applicable Governmental Authority in accordance with the applicable Legal Requirements, such amounts shall be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

CLOSING AND CLOSING DELIVERIES

3.1            Closing; Time and Place. The closing of the Transactions (the “Closing”) shall be effected by the exchange of documents and signatures by electronic transmission or, if such exchange is not practicable at the offices of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), One Manhattan West, New York, NY 10001 (which Closing may occur by electronic exchange of documents), at 10:00 a.m. Eastern time on (a) if the Condition Satisfaction Date is on or prior to the nineteenth (19th) date of a calendar month, the date that is four (4) Business Days following the Condition Satisfaction Date (but subject to the satisfaction of those Closing Conditions which, by their terms or nature, are to be satisfied at the Closing), (b) if the Condition Satisfaction Date is after the nineteenth (19th) date of a calendar month, at Seller’s election, the later of (i) the date that is four (4) Business Days following the Condition Satisfaction Date and (ii) the first (1st) Business Day of the calendar month immediately following the calendar month in which the Condition Satisfaction Date occurs (but subject to the satisfaction of those Closing Conditions which, by their terms or nature, are to be satisfied at the Closing), or (c) at such other date, time or place as Seller and Purchaser mutually agree in writing; provided, however, in no event shall the Closing Date occur until the fifth (5th) Business Day immediately following the Business Day on which the Initial Marketing Period or, if the Debt Financing has not been obtained pursuant to the terms of this Agreement and the Debt Commitment Documents prior to the commencement of the Secondary Marketing Period, Secondary Marketing Period expires (or such earlier Business Day as may be specified by Purchaser on no less than five (5) Business Days’ prior written notice to Seller). The date on which the Closing occurs is referred to herein as the “Closing Date.”

3.2            Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser:

(a)            assignments of the Shares executed by the Share Seller, in form and substance reasonably satisfactory to Purchaser or, for Shares in certificate form, certificates evidencing the Shares, duly endorsed in blank or with stock powers or a similar instrument of transfer duly executed in proper form for transfer and with any required stock transfer stamps affixed thereto;

(b)            duly executed counterparts to a transition services agreement, substantially in the form attached hereto as Exhibit B (the “Transition Services Agreement”);

(c)            duly executed counterparts to an intellectual property assignment agreement executed by IP Seller with respect to IP Seller IP, substantially in the form attached hereto as Exhibit C (the “Intellectual Property Assignment Agreement”);

(d)            the certificate required to be delivered by Seller pursuant to Section 10.1(d);

(e)            a duly executed and completed IRS Form W-9 of each of the Share Seller and IP Seller;

(f)            fully executed Section 338(h)(10) Forms;

(g)            resignation letters, in form and substance reasonably acceptable to Purchaser, of such members of the board of directors of each of the Acquired Companies and such officers of each of the Acquired Companies which have been requested in writing by Purchaser at least ten (10) Business Days prior to the Closing Date, such resignation letters to be effective concurrently with, and subject to the occurrence of, the Closing;

(h)            evidence, in form and substance reasonably satisfactory to Purchaser of the settlement or elimination of all intercompany accounts, and the termination of all Intercompany Agreements in accordance with Section 6.4(b), with no ongoing Liabilities on the part of Purchaser or any of its Affiliates, including the Acquired Companies; and

(i)             all forms required to be delivered by Seller pursuant to Section 8.1.

3.3            Deliveries by Purchaser. At the Closing, Purchaser shall deliver, or cause to be delivered:

(a)            to the Share Seller or its designee(s), by wire transfer of immediately available funds, the Closing Purchase Price;

(b)            to Seller, duly executed counterparts to the Transition Services Agreement;

(c)            fully executed Section 338(h)(10) Forms;

(d)            to Seller, duly executed counterparts to the Intellectual Property Assignment Agreement; and

(e)            to Seller, the certificate required to be delivered by Purchaser pursuant to Section 10.2(c).

3.4            Payment Mechanics. Any payment to be made pursuant to this Agreement by Purchaser shall be made to the designee(s) and the bank account or accounts designated by Seller in writing to Purchaser on or before the third (3rd) Business Day prior to the due date for payment. Any payment to be made pursuant to this Agreement by Seller shall be made to the designee and the bank account or accounts designated by Purchaser in writing to Seller on or before the third (3rd) Business Day prior to the due date for payment. Unless otherwise agreed in writing by Seller and Purchaser, any payments by wire transfer under this Agreement shall be in immediately available funds. All payments shall be made by electronic transfer on or prior to the due date for payment and receipt of the amount due shall be an effective discharge of the relevant payment obligation.

Article IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule, Seller hereby represents and warrants to Purchaser as follows:

4.1            Authority; Enforceability.

(a)            Seller has the requisite corporate power and authority to execute and deliver this Agreement, and each of the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and under each of the other Transaction Documents to which it is or will be a party, and to consummate the Transactions in accordance with the terms of this Agreement, and each of the other Transaction Documents to which it is or will be a party. Each other Seller Party has the requisite corporate power and authority to execute and deliver each of the other Transaction Documents to which it is or will be a party, to perform its obligations under each of the other Transaction Documents to which it is or will be a party, and to consummate the Transactions in accordance with the terms of each of the other Transaction Documents to which it is or will be a party. The execution, delivery and performance by Seller of this Agreement and by each Seller Party of each of the other Transaction Documents to which such Seller Party is or will be a party and the consummation of the Transactions contemplated by each of the Transaction Documents to which it is or will be a party, have been duly and validly authorized by all necessary corporate action on the part of each Seller Party and such authorization has not been subsequently modified or rescinded. No additional corporate or shareholder authorization is necessary for the execution, delivery or performance by Seller of this Agreement or by any Seller Party of any other Transaction Document to which it is or will be a party or the consummation by Seller of the Transactions in accordance with the terms of this Agreement and by any Seller Party in accordance with the terms of each other Transaction Document to which it is or will be a party.

(b)            This Agreement and each of the other Transaction Documents to which Seller is or will be a party have been duly and validly executed and delivered by Seller, and constitutes, assuming due authorization, execution and delivery of this Agreement and the other Transaction Documents by Purchaser and any other parties thereto, a valid and binding legal obligation of Seller, enforceable against Seller in accordance with the terms hereof or thereof, as applicable, subject to the Bankruptcy and Equity Exception. Assuming due authorization, execution and delivery of each of the other Transaction Documents to which any other Seller Party is or will be a party by the other parties thereto, each of the other Transaction Documents will constitute a valid and binding legal obligation of the other Seller Parties party thereto, enforceable against such Seller Parties in accordance with the terms thereof, in each case, subject to the Bankruptcy and Equity Exception.

4.2            Non-Contravention; Consents.

(a)            The execution and delivery by Seller of this Agreement and by each Seller Party of each other Transaction Document to which it is a party does not, and the performance by Seller of this Agreement and by each Seller Party of each other Transaction Document to which such Seller Party is a party will not, require any Consent or Permit of, registration, declaration or filing with, or notification to, any Governmental Authority, except (i) under applicable Antitrust Laws or Investment Screening Laws, (ii) under the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), or applicable blue sky laws, (iii) compliance with any Permits relating to the Business, (iv) for such other Consents, filings or notifications, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (v) those required by reasons of the regulatory status or operations of Purchaser.

(b)            The execution and delivery by Seller of this Agreement and by each Seller Party of each of the other Transaction Documents to which such Seller Party is a party does not, and the consummation of the Transactions will not, (i) conflict with, violate or constitute a breach of, or require notice, consent or waiver under any provision of the organizational documents of the applicable Seller Party or any of their respective Subsidiaries, (ii) conflict with, violate or constitute a breach of, in each case, in any material respect, or require any notice, consent or waiver under any Legal Requirement applicable to the Business, the Seller Parties or any of their respective Subsidiaries, except with respect to the required filings and approvals set forth in Sections 4.2(a)(i) and (ii) and Schedule 4.2(b)(ii) of the Seller Disclosure Schedule or (iii) result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the creation or acceleration (or loss of benefit from) of any rights or obligations under, or create in any party the right to, accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Material Contract to which any Acquired Company is a party or any Shared Contract, except, in the case of the foregoing clauses (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.3            Organization; Acquired Companies.

(a)            Seller is duly incorporated, validly existing and in good standing under the Legal Requirements of the state of Delaware and each of the other Seller Parties is duly incorporated, validly existing and in good standing under the Legal Requirements of the state of its jurisdiction of incorporation, in each case, except as would not reasonably be expected to materially impair or materially delay Seller or any other Seller Party from consummating the Transactions or otherwise prevent Seller from performing in all material respects its obligations hereunder or any Seller Party under any other Transaction Document to which it is or will be a party. Seller has all necessary corporate power and authority to conduct its business in the manner in which it is currently being conducted, except where the absence of such power and authority to conduct its business would not reasonably be expected to materially impair or materially delay Seller from consummating the Transactions or otherwise prevent Seller from performing in all material respects its obligations hereunder.

(b)            Each of the Acquired Companies (i) is duly organized, incorporated or formed, validly existing and in good standing under the Legal Requirements of the jurisdiction of its organization, incorporation or formation, in all material respects, and (ii) has all necessary organizational or corporate power and authority to conduct its business in all material respects in the manner in which it is being conducted as of the date of this Agreement and as of the Closing.

(c)            Each of the Acquired Companies is duly qualified or licensed to do business in the jurisdictions in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed would not, individually or in the aggregate, (i) reasonably be expected, individually or in the aggregate, to be material to the Acquired Companies or the Business, taken as a whole, or (ii) prevent or materially delay the consummation of the Transactions.

(d)            Schedule 4.3(d) of the Seller Disclosure Schedule sets forth a true and complete list of the names of each Subsidiary of the Acquired Entities, the jurisdiction in which each such Subsidiary of the Acquired Entities is organized and the equity ownership thereof (including the authorized capitalization, number of outstanding shares of each class of capital stock or other equity interest and the record and beneficial owners thereof), in each case, as of the date of this Agreement and as of the Closing. Except as set forth on Schedule 4.3(d) of the Seller Disclosure Schedule, the Acquired Entities do not own, directly or indirectly (including indirectly through any Acquired Company), any capital stock, shares, membership interests, other equity or ownership rights, interests or other securities or derivatives in any Person, other than the Acquired Entities’ Subsidiaries.

(e)            All of the outstanding issued share capital, shares or membership interests, other equity rights, interests or other securities of each Acquired Company are and, as of the Closing shall be, duly and validly issued and outstanding, fully paid and nonassessable and legally and beneficially owned, directly or indirectly, by Seller and the Acquired Entities, as applicable, free and clear of all Encumbrances (other than Encumbrances on securities imposed by applicable Legal Requirements). All of the outstanding issued share capital, shares or membership interests, other equity rights, interests or other securities of each Acquired Company have been issued in compliance with applicable Legal Requirements and the organizational documents of such Acquired Company, and are not subject to any preemptive, subscription or similar right under any provision of any of the foregoing.

(f)            None of Seller nor any of the Acquired Companies is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

(g)            Seller has made available to Purchaser accurate and complete copies of the organizational documents of each Acquired Company as in effect as of the date of this Agreement, and such organizational documents are in full force and effect and no Acquired Company is in violation of any such organizational document.

4.4            Title; Shares.

(a)            The Share Seller is the sole record and beneficial owner of all of the outstanding Shares, has good and valid title to the Shares and has full power and authority to transfer and deliver to Purchaser (or Purchaser’s designee) the Shares free and clear of all Encumbrances (other than Encumbrances on securities imposed by applicable Legal Requirements), and, upon the payment by Purchaser of the Purchase Price at the Closing, Purchaser (or Purchaser’s designee) shall be the sole record and beneficial owner of all of the outstanding Shares, free and clear of all Encumbrances (other than Encumbrances on securities imposed by applicable Legal Requirements). Except pursuant to this Agreement, there is no obligation pursuant to which the Share Seller or any of its Affiliates has granted any option, warrant or other right to any Person to acquire, receive or vote any Shares.

(b)            The Shares are duly authorized, validly issued, fully paid and nonassessable and owned by the Share Seller, free and clear of all Encumbrances (other than Encumbrances on securities imposed by applicable Legal Requirements). Except for the Shares, there are no shares of capital stock of or other voting or equity interests in any of the Acquired Entities that are issued, reserved for issuance or outstanding. There are no shares of capital stock of or other voting or equity interests in any Subsidiary of any of the Acquired Entities that are issued, reserved for issuance or outstanding that are not directly owned by an Acquired Entity.

(c)            There are no outstanding warrants, options, rights, agreements, convertible, exercisable or exchangeable securities or outstanding or authorized appreciation, phantom interest, profit participation or similar rights or other commitments (i) pursuant to which any Acquired Company is or may become obligated to issue, deliver, sell, transfer or grant any (x) shares of capital stock of or other voting or equity interests in an Acquired Company or (y) security convertible into, or exercisable or exchangeable for, any shares of capital stock of or other voting or equity interests in an Acquired Company, (ii) pursuant to which any Acquired Company is or may become obligated to issue, deliver, sell, transfer or grant any such warrant, option, right, unit, security, commitment or undertaking described in the foregoing clause (i) or (iii) that gives any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of the Shares or any shares of capital stock of or other voting or equity interests in any Acquired Company. There are no voting trusts, proxies or other agreements or undertakings with respect to the voting, dividend rights or disposition of the Shares or any shares of capital stock of or other voting or equity interests in any Acquired Company.

4.5            Financial Information; Liabilities.

(a)            Schedule 4.5(a) of the Seller Disclosure Schedule sets forth true, correct and complete copies of (i) the unaudited combined balance sheet of the Business as of March 31, 2024 (such date, the “Reference Date” and such balance sheet, the “Latest Balance Sheet”), and the related unaudited combined statement of income of the Business (taking into account the Corporate Functions used by the Business) for the three (3) month period ended March 31, 2024, and (ii) the unaudited combined balance sheet of the Business as of December 31, 2022 and December 31, 2023, and the related unaudited combined statements of income of the Business (taking into account the Corporate Functions used by the Business) for the fiscal years ended December 31, 2022 and December 31, 2023 (such unaudited financial statements referred to in the foregoing clauses (i) and (ii), collectively, the “Unaudited Financial Information”) (it being understood, however, that the Business has not been operating historically as a separate “standalone” entity and, therefore, the Unaudited Financial Information will reflect certain costs and other allocations made that may not reflect what would have been incurred if the Business had operated as a standalone business during the period covered by the Unaudited Financial Information and does not reflect costs and other allocations that would be allocated to the Business on a carveout basis). The Unaudited Financial Information: (A) has been prepared in good faith and, except as set forth in the notes thereto, in accordance with GAAP, consistently applied throughout the periods covered thereby, (B) fairly presents the financial condition and results of operations of the Business (taking into account the Corporate Functions used by the Business), as of the dates and for the periods therein specified, and (C) has been derived from books and records of Seller that are regularly maintained by management of Seller and are based upon group accounting guidelines and procedures of Seller used to prepare Seller and its Affiliates’ consolidated financial statements in accordance with GAAP.

(b)            Seller has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance that, with respect to the Business transactions (i) including transactions between the Business, on the one hand, and Seller or any of its Affiliates (other than the Business), on the other hand, are recorded as necessary based upon group accounting guidelines and procedures of Seller to permit preparation of Seller’s consolidated financial statements in conformity with GAAP and to maintain asset accountability therein and (ii) involving the Business are recorded as necessary based upon group accounting guidelines and procedures of Seller to permit preparation of Seller’s consolidated financial statements that are free from material misstatement, except, in the case of each of clauses (i) through (ii), for any deficiency that, individually or in the aggregate, is not material to the Acquired Companies or the Business, taken as a whole. The Acquired Companies have possession of all material books, records and other material documents (whether in paper or electronic form) pertaining to the Business, and the properties and assets of the Business. Since the date that is three (3) years from the date of this Agreement, none of Seller, its Affiliates, their independent accountant(s) or their respective board of managers or board of directors, as applicable, has received any written, or to Seller’s Knowledge, oral notification of any (A) “significant deficiency” in the internal controls over financial reporting, (B) “material weakness” in the internal controls over financial reporting or (C) fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting.

(c)            There are no Liabilities of the Acquired Companies or the Business of any nature, whether or not accrued, contingent or otherwise, other than such Liabilities: (i) that are specifically set forth and adequately reserved against in the Latest Balance Sheet, (ii) incurred in the ordinary course of business, (iii) arising out of, relating to or resulting from the Transactions or the announcement, negotiation, execution or performance of any Transaction Document, by one of the Acquired Companies since the date of the Latest Balance Sheet or (iv) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.6            Absence of Certain Changes.

(a)            Since the Reference Date, except in connection with the Transactions and the negotiation and execution of this Agreement and the other Transaction Documents, (i) the Business has been conducted in the ordinary course of business in all material respects and (ii) none of the Acquired Companies (or Seller or any of its other Affiliates, with respect to the Acquired Companies or the Business) has taken any action (or refrained from taking any action) that, if such action (or failure to act) were to be taken between date hereof and the Closing Date, would require Purchaser’s consent pursuant to clauses (i), (ii), (iii), (iv), (vi), (vii), (xi), (xii), (xv) and (xviii) of Section 6.1(a).

(b)            Since December 31, 2023, there has not occurred any event, change, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. For purposes of Section 10.1(a), this Section 4.6(b) shall be deemed true and correct in all respects as of the Closing as if made on the Closing Date unless any such Material Adverse Effect is continuing as of the Closing Date.

(c)            During the past twelve (12) months, none of the Acquired Companies or, to the extent related to the Business, Seller or any of its other Affiliates has failed to make, reduced or delayed any repairs or capital expenditures or commitments for capital expenditures, which would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Acquired Companies, taken as a whole.

4.7            Compliance with Legal Requirements.

(a)            Since January 1, 2021, (i) the Acquired Companies and the Business have been in compliance with applicable Legal Requirements and (ii) Seller and its Affiliates have not received any written or, to Seller’s Knowledge oral, notice from any Governmental Authority of any actual, alleged, alleged or potential violation by any Acquired Company or the Business of any applicable Legal Requirement, except, in the case of each of the foregoing clauses (i) and (ii) for which such instances of non-compliance which would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Acquired Companies, taken as a whole. To Seller’s Knowledge, no investigation or inquiry is currently being conducted, or threatened, by any Governmental Authority with respect to the Acquired Companies or the Business.

(b)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Acquired Companies, taken as a whole, (i) the Acquired Companies own, hold, possess or lawfully use in the operation of the Business all Permits, which are necessary to conduct the Business as conducted as of the date of this Agreement, (ii) all such Permits are in full force and effect and (iii) none of the Acquired Companies have been in conflict with, or in default, breach or violation of, any such Permit. There is no actual, pending or to Seller’s Knowledge threatened in writing, revocation, cancellation, termination, suspension, restriction, materially adverse modification or non-renewal of any such Permit, nor any actual, pending, or to Seller’s Knowledge threatened notice of material violation, order of forfeiture or complaint or investigation against any Acquired Company relating to any conflict with, or default, breach or violation of, any such Permit in any material respect.

4.8            Material Contracts.

(a)            Schedule 4.8(a) of the Seller Disclosure Schedule lists all of the following Contracts to which any Acquired Company is a party or to which Seller or any of its Affiliates is a party that is a Shared Contract or primarily relates to the Business (indicating with an asterisk (*) any such Contracts to which Seller or any of its Affiliates (other than the Acquired Companies) is a party) and that are in effect and not entirely fulfilled or performed as of the date of this Agreement (other than Benefit Plans) (the Contracts required to be listed on Schedule 4.8(a) of the Seller Disclosure Schedule, collectively, the “Material Contracts”); provided that (x) order forms, purchase orders, statements of work and (y) any Contracts of the type described in Section 4.8(a)(iii), in each case, need not be listed on Schedule 4.8(a) of the Seller Disclosure Schedule (the Contracts described in clauses (x) and (y), the “Specified Material Contracts”), but shall otherwise constitute Material Contracts hereunder:

(i)               any Contract with a Key Customer;

(ii)              any Contract with a Key Supplier;

(iii)             Contracts that (A) involve aggregate payments to the Acquired Companies, or aggregate payments by the Acquired Companies, in each case, in excess of $3,000,000 in the prior twelve (12) months or (B) are reasonably expected to involve aggregate payments to the Acquired Companies, or aggregate payments by the Acquired Companies, in each case, in excess of $3,000,000 in any calendar year period;

(iv)            any Contract that requires Seller or any of its Subsidiaries (including the Acquired Companies) to deal exclusively with a third party in connection with the sale or purchase of any product or service or geographic area;

(v)              any Contract that contains (A) “most favored nation”, first refusal, right of first negotiation, first offer provisions or similar preferential terms or (B) take-or-pay or similar minimum purchase requirements, in each case, in favor of any other Person;

(vi)            any Contract that relates to an acquisition, lease or divestiture of the equity, assets or property or business of any Person (whether by merger, sale of stock or other equity, sale of assets or otherwise) (A) with a purchase price in excess of $3,000,000, (B) that is material to the operation of the Business, taken as a whole or (C) that contains covenants, indemnities or other obligations that remain in effect and would reasonably be likely to be material to the Business, taken as a whole;

(vii)           any Contract relating to Indebtedness for borrowed money of the Acquired Companies or with respect to the Business;

(viii)          any Contract that creates any Encumbrance (other than any Permitted Encumbrance) upon any Owned Real Property, any Leased Real Property or any material asset of any Acquired Company or the Business;

(ix)             any Contract that is a material IP Contract;

(x)              any Shared Contract;

(xi)             any Government Contract involving aggregate revenue of the Business in excess of $3,000,000 for the twelve (12) month period ended December 31, 2023;

(xii)            any Contract that provides for any joint venture, partnership, collaboration or other arrangement involving a sharing of profits or losses of any Acquired Company with any Person;

(xiii)           any Contract limiting or restraining (or purporting to limit or restrain) in any material respect Seller or any of its Subsidiaries (including the Acquired Companies) or the Business from (A) competing with any Person in any market or geographic area or in any business, (B) engaging in any type of business or (C) acquiring any entity, in each case, that relates to or affects the Business or any of the Acquired Companies;

(xiv)           any Contract involving a loan (other than transactions on credit in the ordinary course of business) or advance to (other than advances to any Business Employee extended in the ordinary course of business), or investment in, any Person or any Contract relating to the making of any such loan, advance or investment;

(xv)            any Contract involving any actual or threatened Proceeding or other dispute (A)(1) entered into since January 1, 2021 and (2) that has involved or will involve payment in an amount in excess of $250,000 (net of third-party insurance coverage) or (B) that contains ongoing material obligations, including obligations to pay amounts, individually or in the aggregate, in excess of $500,000 (net of third-party insurance coverage and excluding compliance with confidentiality, non-disparagement, and other similar customary provisions);

(xvi)           any Contract requiring any capital commitment or capital expenditure (or series of the capital expenditures) by Seller or any of its Subsidiaries (including the Acquired Companies) in respect of the Business in excess of $3,000,000;

(xvii)          any Contract that contains obligations with respect to any contingent payment of any type (including under any purchase price adjustment, earn-out, deferred payment or similar provision) in excess of $3,000,000;

(xviii)         any Real Property Lease that is material to the Business;

(xix)           any supply or tolling Contract for the supply of raw materials, intermediates or finished goods for which there is no reasonably available alternative source as of the date of this Agreement; and

(xx)            any Contract that contains any material indemnification or contribution right or obligation, other than any such right or obligation (1) incurred in the ordinary course of business with any customer or supplier, (2) that provides for any type of customary director and officer indemnification arrangement or (3) in respect of Retained Liabilities.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Material Contracts is in full force and effect, (ii) there exists no default or breach under any such Material Contracts by any Acquired Company or Seller or any of its Subsidiaries or, to Seller’s Knowledge, any other party to such Material Contracts, (iii) there exists no event or circumstance with respect to any Acquired Company or Seller or any of its Subsidiaries or, to Seller’s Knowledge, any other party to such Material Contracts, that (with notice or lapse of time or both) would create a default or breach under any of the Material Contracts or result in a termination right thereof or would cause or permit the acceleration of or other changes of or to any material right or obligation or the loss of any material benefit thereunder and (iv) there exists no actual or, to Seller’s Knowledge, threatened termination or cancellation of any Material Contract. Seller has made available to Purchaser a complete and accurate copy of each Material Contract, other than any Specified Material Contract, that is in effect as of the date of this Agreement (together with all legally binding amendments, modifications, schedules or supplements thereto). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Acquired Companies or, to the extent related to the Business, Seller or any of its other Affiliates has received any written or, to Seller’s Knowledge, oral notice under any Material Contract that any counterparty to any Material Contract intends to terminate any such Material Contracts or is repudiating, not renewing, modifying, or accelerating any material obligation under any Material Contract or that it intends to do so. There have been no material disputes under any Material Contract during the period beginning three (3) years prior to the date hereof.

4.9            Litigation. Since January 1, 2021, there have been no Proceedings pending, or, to Seller’s Knowledge, threatened against any Acquired Company, any of the Acquired Companies’ material assets or properties or the Business or any of their present or former officers, employees, or directors in their capacity as such that, if adversely decided, would, individually or in the aggregate, reasonably be expected to result in (a) a Loss in excess of $500,000 to the Acquired Companies or the Business for which insurance is unavailable, (b) equitable or injunctive relief, (c) any criminal or regulatory sanction or (d) seeking to or having the effect of preventing, materially impairing, or materially delaying the transactions contemplated by this Agreement, in the case of clauses (a), (b) and (c), except for such Proceedings as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Acquired Companies. Neither the Acquired Companies nor the Business is subject to any material outstanding or unsatisfied Order or settlement agreement (excluding customary confidentiality and non-disparagement provisions) that is, or would reasonably be expected to be, material to the Business or the Acquired Companies.

4.10          Intellectual Property; Information Technology.

(a)            Schedule 4.10(a) of the Seller Disclosure Schedule sets forth a list of all material United States and international registrations and applications for: (i) Patents, (ii) Trademarks, and (iii) Copyrights, in each case of the foregoing clauses (i)-(iii), that constitute Acquired Company IP (excluding the IP Seller IP) as of the date hereof (such Intellectual Property, the “Acquired Company Registered IP”). The Acquired Companies solely and exclusively own the Acquired Company IP and IP Seller solely and exclusively owns the IP Seller IP, in each case of the foregoing clauses, free and clear of all Encumbrances (other than Permitted Encumbrances). Each item of Acquired Company Registered IP is duly registered or filed in the name of an Acquired Company, and each item of IP Seller IP is duly registered or file in the name of IP Seller, and all such Acquired Company IP is valid, subsisting and enforceable. None of the Acquired Company IP is subject to any outstanding Order adversely affecting any Acquired Company’s or IP Seller’s use thereof or rights thereto, or that would impair the validity or enforceability thereof.

(b)            No material Proceeding is pending, or to Seller’s Knowledge, has been threatened in writing, against Seller or its Subsidiaries (including IP Seller and the Acquired Companies), since January 1, 2021, alleging (i) that the conduct of the Business is infringing, misappropriating or otherwise violating any Person’s Intellectual Property, or (ii) the invalidity, misappropriation or unenforceability of or challenging their ownership or scope of any Acquired Company IP. The conduct of the Business as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, and the conduct of the Business has not done so since January 1, 2021.

(c)            No Proceeding is pending or has been threatened in writing since January 1, 2021, (i) by Seller or its Subsidiaries (including IP Seller and the Acquired Companies), alleging that any Person is infringing, misappropriating or otherwise violating any Acquired Company IP or (ii) by any Acquired Company or, with respect to the Business, Seller or its Subsidiaries, alleging the invalidity, misappropriation or unenforceability of any Intellectual Property. No third party is, in any material respect, infringing, misappropriating or otherwise violating the Acquired Company IP, nor has done so since January 1, 2021.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Seller and its Subsidiaries, including IP Seller and the Acquired Companies, own or have a valid license to or other right to use all Intellectual Property used in the conduct of the Business; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property.

(e)            After the Closing, there will be no Intellectual Property or IT Asset owned by Seller or its Affiliates (other than any Seller Group Marks) that is necessary for or used by the Business as of the Closing as to which no provision is made in this Agreement or any Transaction Document for continued use thereof after the Closing by the Acquired Companies or Purchaser.

(f)            Each Person who has invented, developed or created material Intellectual Property for or on behalf of the Business has assigned all of its rights in same to an Acquired Company, to the extent such rights do not vest in an Acquired Company by operation of law, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)            The Acquired Companies take and have taken commercially reasonable steps to protect and preserve the confidentiality and security of their material Trade Secrets (and Seller and its Subsidiaries have done the same as it relates to the Trade Secrets of the Business), and no such Trade Secrets have been disclosed to any Person except pursuant to non-disclosure obligations that require that Person to maintain the confidentiality of such Trade Secrets. No present or former officer, director, consultant, advisor, employee or independent contractor of any Acquired Company (or as it relates to the Business, of Seller or its other Subsidiaries) is in default or breach of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, use, or transfer of Acquired Company IP, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h)            Schedule 4.10(h) of the Seller Disclosure Schedule sets forth a list of all material software that is Acquired Company IP (“Proprietary Software”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Acquired Companies, Seller or its other Subsidiaries, have a duty or obligation to disclose, deliver, license or otherwise make available to any other Person any source code of or for the Proprietary Software (“Acquired Company Source Code”) on a contingent basis pursuant to an escrow agreement or similar contractual arrangement. No Acquired Company Source Code has been disclosed to any Person (other than employees and independent contractors of the Acquired Companies that are subject to appropriate confidentiality obligations).

(i)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Companies, and as it relates to the Business, Seller and its other Subsidiaries, are and since January 1, 2021 have been in compliance, in each case, with all terms of all licenses governing the use or distribution of third party Software (including Open Source Software), and no use or activities with respect to Open Source Software by the Acquired Companies, and as it relates to the Business, Seller and its other Subsidiaries, (i) requires the licensing, disclosure or distribution of any Acquired Company Source Code or other Acquired Company IP to licensees or any other Person, (ii) prohibits or limits the receipt of consideration in connection with licensing or otherwise distributing any Proprietary Software, or (iii) allows any Person to decompile, disassemble or otherwise reverse-engineer any Proprietary Software. The Acquired Companies, and with respect to the Business, Seller and its other Subsidiaries maintain and comply with a policy to review the requirements associated with Open Source Software prior to the use thereof. An Acquired Company has in its possession the Acquired Company Source Code.

(j)            No funding, facilities or personnel of any Governmental Authority were used to develop or create, in whole or in part, any Acquired Company IP. The Acquired Companies, and as it relates to the Business, Seller and its other Subsidiaries, have not and have never been a member of, or contributor to, any industry standards organization, body, working group, or similar organization, and none of the Acquired Company IP is subject to any licensing, assignment, contribution, disclosure or other requirement or restriction of any industry standards organization, body, working group, or similar organization.

(k)            Since January 1, 2021, the Acquired Companies, and with respect to the Business, Seller and its other Subsidiaries, are and have been in compliance in all material respects with (i) all applicable Privacy Laws, (ii) all applicable rules of self-regulatory organizations and codes of conduct to which any Acquired Companies has obligated itself to comply, including the Payment Card Industry Data Security Standard, (iii) contractual obligations concerning information security and data privacy (including the Processing of Personal Information) and (iv) their own written internal and external privacy and data security policies (collectively, the “Data Security Requirements”). All vendors, processors, subcontractors and other Persons acting for or on behalf of the Business in connection with the Processing of Personal Information or that otherwise have been authorized to have access to the Acquired Company IT Assets or the Personal Information in the possession or control of such Acquired Company, or, with respect to the Business, Seller and its other Subsidiaries, are subject to reasonable contractual requirements regarding the Processing of Personal Information, and to Seller’s Knowledge, comply, and have since January 1, 2021, complied, in each case, in all material respect, with such contractual requirements. Neither the negotiation nor consummation of the transactions contemplated by this Agreement, nor any disclosure or transfer of information in connection therewith, will breach or otherwise cause any material violation of any Data Security Requirement. As of the date of this Agreement no Proceedings are pending or, to Seller’s Knowledge, have been threatened in writing against the Acquired Companies, or with respect to the Business, Seller and its other Subsidiaries, since January 1, 2021 alleging a violation of the Data Security Requirements, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.

(l)            The Acquired Company IT Assets (i) are designed, implemented, and operated in a manner consistent with industry standards in all material respects and perform in a manner that permits the Acquired Companies to conduct their respective businesses as currently conducted, (ii) are free from material bugs, errors or other defects that would restrict the Acquired Companies from conducting their respective businesses as currently conducted, and (iii) do not contain any Malicious Code.

(m)            Each Acquired Company, and, with respect to the Business, Seller and its other Subsidiaries, has implemented and maintains an information security plan (the “Security Plan”), which includes commercially reasonable administrative, technical, and physical safeguards consistent with current industry standards, designed to protect the confidentiality, availability, integrity, and security of the Acquired Company IT Assets and the information and data stored therein (including Personal Information and other sensitive information) against any loss, damage, misuse, unauthorized use, access, interruption, modification, corruption, or disclosure, including cybersecurity and malicious insider risks. The Security Plan conforms, and at all times has conformed, in each case, in all material respects, to the Data Security Requirements. Each Acquired Company, and, with respect to the Business, Seller and its other Subsidiaries have implemented commercially reasonable anti-malware, anti-virus, data backup, disaster avoidance and recovery procedures and business continuity procedures and technology that are in all material respects consistent with applicable industry standards. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021 there has been no (i) unauthorized use or access or security breaches, loss or corruption or material malfunction or failure, of any of the Acquired Company IT Assets or any other IT Assets used in the Business (or any data or other information or transactions stored or contained in any Acquired Company IT Assets or such other IT Assets), and the Acquired Company IT Assets and such other IT Assets have not experienced denial of service attacks, continued substandard performance or other adverse events, (ii) unauthorized disclosure, or other breach of security of the Personal Information maintained by or on behalf of any Acquired Company (including, but not limited to, any event that would give rise to a breach or incident for which notification by such Acquired Company to individuals and/or Governmental Authorities is required under Data Security Requirements) or (iii) phishing, social engineering, or business email compromise incident; that, in each case of (i)-(iii), has resulted in a material monetary loss or that has otherwise had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business on the Business.

4.11          Real Property.

(a)            Schedule 4.11(a) of the Seller Disclosure Schedule sets forth a true and complete list of all real property owned in fee by any Acquired Company (together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, the “Owned Real Property”), including, with respect to each Owned Real Property, (i) the fee owner and (ii) physical address. The applicable Acquired Company has good and valid fee title to the applicable Owned Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances). Seller has made available to Purchaser true, correct and complete copies of all deeds, title insurance policies (or if none for the applicable property, title insurance commitments or title insurance reports for such property), surveys, and zoning reports within the possession and control of Seller for each Owned Real Property. Other than as set forth on Schedule 4.11(a) of the Seller Disclosure Schedule or in any real property leases, licenses or other occupancy agreements relating to the Owned Real Property made available to Purchaser, (i) other than an Acquired Company, there are no parties who have a right to possess or are in possession of the Owned Real Property and (ii) no Acquired Company is a party to any Contract granting, or has otherwise granted to, another party any outstanding Encumbrance, option, right of first offer or first negotiation or right of first refusal or other similar right to purchase or lease the Owned Real Property or any portion thereof (each an “Option” and collectively, “Options”) and to Seller’s Knowledge, no Owned Real Property is subject to any such Options.

(b)            Schedule 4.11(b) of the Seller Disclosure Schedule sets forth a list of all leases, licenses and subleases to which an Acquired Company is party as a lessee, licensee or sublessee (any such lease, license or sublease, individually, and together with all material amendments, modifications, extensions, renewals, guaranties and other agreements with respect thereto, a “Real Property Lease” and collectively, the “Real Property Leases”), including with respect to each such Leased Real Property, (i) the landlord, sublandlord, licensor, sublicensor or grantor, (ii) the tenant, subtenant, licensee, sublicensee, grantee or occupant, and (iii) to the extent specified in the applicable Real Property Lease, the address. Each Real Property Lease is a valid and binding obligation of the Acquired Company party thereto, subject to the Bankruptcy and Equity Exception. Seller has made available to Purchaser copies of the Real Property Leases as in effect as of the date of this Agreement which are accurate and complete in all material respects. Each of the applicable Acquired Companies has a valid and enforceable leasehold, license or subleasehold (as applicable) interest under each of the Real Property Leases to which it is a party, free and clear of all Encumbrances (other than Permitted Encumbrances).

(c)            None of Seller or any of its Affiliates has received any written notice of any default or event that, with or without notice, lapse of time or both, would constitute a material default by such Acquired Company under any of the Real Property Leases. No Acquired Company has received written notice from the landlord of any material default or breach (after the expiration of any notice or cure period) by an Acquired Company under any Real Property Lease, and no such material default or breach (after the expiration of any notice or cure period) exists. No Acquired Company is in material default or breach (after the expiration of any notice or cure period) under any Real Property Lease. To Seller’s Knowledge, there are no existing defaults or breaches (after the expiration of any notice or cure period) by the lessor under any Real Property Lease. To Seller’s Knowledge, no condition exists which, but for the giving of notice or the passage of time, would constitute a material breach or default by any Acquired Company (or to Seller’s Knowledge, any other party thereto), or permit termination or modification by any party thereto or acceleration of rent by the landlord, sublessor or licensor of any Real Property Lease.

(d)            There is no pending, and to Seller’s Knowledge, there is no threatened appropriation, condemnation, eminent domain or like proceedings relating to the Real Property. Neither the whole nor any portion of the Real Property has been materially damaged or destroyed by fire or other casualty and not restored to a condition reasonably sufficient for the operation thereof for its current use. Subject to Permitted Encumbrances, no improvements constituting a part of the Owned Real Property encroach, in any material respect, on real property owned by any Person other than the Acquired Companies or the owner of such Owned Real Property. Subject to Permitted Encumbrances, no Acquired Company has received written notice from a lender of a default which remains uncured after the expiration of any notice or cure period, nor is there any such default (after the expiration of any notice or cure period) under any mortgage or similar instrument encumbering any Owned Real Property. None of Seller’s leasehold interests in the Leased Real Property is encumbered by a mortgage.

(e)            The Real Property and all material improvements thereon are in all material respects in adequate working condition and repair for the conduct of the Business thereon. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole, there are no structural or other physical defects or deficiencies in the condition of the Owned Real Property. Other than as set forth in any documents relating to the Owned Real Property made available to Purchaser, none of Seller or any of its Affiliates has received any written notice of, and there are no material special Taxes, levies or assessments, pending, certified or, to Seller’s Knowledge, contemplated, with respect to any of the Owned Real Property, in each case, subject to Permitted Encumbrances.

(f)            Seller has provided all material permits, certificates of occupancy, licenses, authorizations and approvals within Seller’s possession and control relating to the use and occupancy of the Owned Real Property by the Acquired Companies.

(g)            The Real Property constitutes all of the real property occupied by the Acquired Companies for the conduct of the Business.

4.12         Labor Matters.

(a)            Schedule 4.12(a) of the Seller Disclosure Schedule sets forth as a list, as of the date of this Agreement, of each Business Employee, and for each: (i) identification number, (ii) work location, (iii) hire date, (iv) annual base salary or hourly wage rate (as applicable), (v) exempt or non-exempt classification (as applicable), (vi) active or inactive status, and if inactive, the type of leave, (vii) full-time or part-time status and (viii) employing entity.

(b)            Solely with respect to the Business or any Business Employee, Seller and its Affiliates are, and since January 1, 2021 have been, in compliance with all applicable Legal Requirements relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, immigration, health and safety, worker classification, affirmative action, plant closings and employee layoffs, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans, except for any non-compliance that would not reasonably be expected to be material to the Business and the Acquired Companies, taken as a whole.

(c)            Since January 1, 2021, with respect to Business Employees, there has not been any strike, material slowdown, work stoppage or unfair labor practice claim against any Acquired Company, and none is pending nor, to Seller’s Knowledge, threatened. To Seller’s Knowledge, no activities or proceedings of any labor union to organize any Business Employees are pending or threatened. No labor union or works council represents any Business Employees in connection with their employment with any Acquired Company or the Business, nor are any Business Employees in connection with their employment with any Acquired Company or the Business covered by any Collective Bargaining Agreement.

(d)            To Seller’s Knowledge, with respect to the Business Employees, Seller and its Affiliates have reasonably investigated all sexual harassment or other harassment, discrimination, retaliation or material policy violation allegations against officers, directors or managerial or supervisory employees. With respect to each such allegation (except those that the applicable Acquired Company or Seller or its Affiliates (as applicable) reasonably deemed to not have merit), such Acquired Company or Seller or its Affiliates (as applicable) has taken corrective action reasonably calculated to prevent further improper action. Since January 1, 2021 there have been no such allegations of harassment or discrimination pending or, to Seller’s Knowledge, threatened, that if known to the public would bring the Acquired Companies or the Business into material disrepute.

(e)            To Seller’s Knowledge, no Business Employee is in any material respect in violation of any term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other similar obligation: (i) to any of Seller and its Affiliates (solely in respect of the Business), the Business or the Acquired Companies or (ii) to a former employer of any such Business Employee relating (A) to the right of any such employee to be employed by any member of the Seller Group in connection with the Business, as the case may be or (B) to the knowledge or use of trade secrets or proprietary information.

(f)            To Seller’s Knowledge, no Business Employee who is at the level of director or higher, intends to terminate his or her employment.

4.13         Employee Benefits.

(a)            Schedule 4.13(a) of the Seller Disclosure Schedule sets forth a list, as of the date of this Agreement, of each material Acquired Company Benefit Plan and each material Seller Benefit Plan (marked with an asterisk (*)). With respect to each such material Acquired Company Benefit Plan, Seller has made available to Purchaser accurate and complete copies of, as applicable, the current plan documents (or, if such plan is not in writing, a written description of such plan), trust agreements, insurance contracts or other funding vehicles and all amendments thereto, in the case of any plan intended to be qualified under Section 401(a) of the Code, the most recent determination or opinion letter from the IRS, the most recently filed Form 5500 and any non-routine correspondence with a Governmental Authority since January 1, 2021. With respect to each such material Seller Benefit Plan, Seller has made available to Purchaser a copy of, or a summary of the material terms of, such Seller Benefit Plan.

(b)            (i) Each Acquired Company Benefit Plan and Seller Benefit Plan has been administered, funded and operated in compliance with applicable Legal Requirements and in accordance with its terms and (ii) no action is pending or, to Seller’s Knowledge, threatened with respect to any Acquired Company Benefit Plan or Seller Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied claims), in each case of clauses (i) and (ii), except as would not reasonably be expected to be material to the Business and the Acquired Companies, taken as a whole. With respect to each Acquired Company Benefit Plan and Seller Benefit Plan, all contributions of any Acquired Company due on or before the date hereof have been made or properly accrued in all material respects.

(c)            No Acquired Company Benefit Plan or Seller Benefit Plan is and no Acquired Company has ever sponsored or contributed to in the prior six (6) years (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is subject to Section 302 or Title IV of ERISA (each, a “Pension Plan”), (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Acquired Companies have failed to make any minimum required contribution as defined in Section 302 of ERISA and Sections 412 and 430 of the Code or otherwise failed to comply with the minimum funding standards set forth in such sections with respect to any funded Pension Plans that are subject to such requirements.

(d)            Each Acquired Company Benefit Plan or Seller Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable from the IRS regarding the tax-qualified status of such plan and, to Seller’s Knowledge, no event has occurred or condition exists that would reasonably be expected to result in the loss of such tax-qualification.

(e)            None of the Acquired Company Benefit Plans or Seller Benefit Plans obligates Seller or any of its Subsidiaries (including the Acquired Companies) to provide any Business Employee or Former Business Employee any life insurance or medical or health benefits after his or her termination of employment or service with any Acquired Company, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Legal Requirement.

(f)            Except as otherwise provided in this Agreement, neither the execution of this Agreement nor the consummation of the Transactions will (whether alone or together with any other event) (i) result in any payment or benefit becoming due to any Business Employee or Former Business Employee, (ii) increase any payment or benefit to be paid or provided to any Business Employee or Former Business Employee, (iii) result in any acceleration of the time of payment, funding or vesting of any payments or benefits to any Business Employee or Former Business Employee, (iv) result in the forgiveness of any indebtedness of any Business Employee or Former Business Employee or (v) result in any payment to a Business Employee or Former Business Employee that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g)            None of the Acquired Companies is obligated to provide any gross-up, make-whole or other additional payment in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.

(h)            Except as would not reasonably be expected to be material to the Business and the Acquired Companies, taken as a whole, each Acquired Company Benefit Plan and Seller Benefit Plan or other compensation or benefit plan, program, policy, practice, contract, agreement or arrangement that constitutes, in whole or in part, a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been maintained, operated and administered in all respects in documentary compliance with Section 409A of the Code and applicable guidance thereunder, and no amount under any such plan has been or is reasonably expected to be subject to any interest or additional Taxes imposed under Section 409A of the Code.

(i)            Each Acquired Company Benefit Plan and each Seller Benefit Plan that is subject to the laws of a jurisdiction other than the United States (i) if intended to qualify for special tax treatment, meets all requirements for such treatment and, to Seller’s Knowledge, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to such plan, (ii) if a defined benefit pension plan that is intended to be funded and/or book-reserved, is funded and/or book reserved, as appropriate, in accordance with applicable Legal Requirements, based upon reasonable actuarial assumptions, and (iii) if intended or required to be qualified, approved or registered with a Governmental Authority, is and has been so qualified, approved or registered and nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable, in each case of clauses (i), (ii) and (iii), except as would not reasonably be expected to be material to the Business and the Acquired Companies, taken as a whole. No Acquired Company Benefit Plan that is subject to the laws of a jurisdiction other than the United States is a defined benefit pension plan.

4.14         Taxes.

(a)            Each of the Acquired Companies and, with respect to the IP Seller IP, the IP Seller, has filed, or has caused to be filed on its behalf, all material Tax Returns required to be filed by it (taking into account any valid extensions of time in which to file), and all such Tax Returns are true, accurate, and complete in all respects. All material Taxes due and payable by the Acquired Companies have been paid in full.

(b)            Each of the Acquired Companies has (i) deducted, withheld and timely paid to the appropriate Tax Authority all material Taxes required to be deducted, withheld or paid by it (whether or not shown on any Tax Return), and (ii) complied with all related information reporting requirements in all respects.

(c)            All material Taxes required to have been collected and paid by each of the Acquired Companies on the sale of products or taxable services by the applicable Acquired Company (whether or not denominated as sales or use Taxes) have been properly collected and paid or have been accrued for in the Audited Financial Information, and all sales tax exemption certificates or other proof of the exempt nature of sales of such products or services have been properly collected and retained or, to the extent required, submitted to the appropriate Tax Authority.

(d)            No power of attorney has been granted with respect to any of the Acquired Companies as to any matter relating to Taxes that will remain in effect following the Closing.

(e)            None of the Acquired Companies has a permanent establishment (within the meaning of an applicable Tax treaty), or is otherwise subject to Tax in a jurisdiction other than the United States.

(f)            None of the Acquired Companies has ever been a member of an affiliated group or filed or been included in a combined, consolidated or unitary income Tax Return (other than the Seller Affiliated Group or a Consolidated Return, respectively). None of the Acquired Companies is liable for the Taxes of another Person other than any of the Acquired Companies (i) under Treasury Regulations Section 1.1502-6 (or comparable provisions of any state, local or non-U.S. Tax Legal Requirement), other than any other Person that is or was a member of the Seller Affiliated Group or (ii) as a transferee or successor, or by Contract (other than a Contract entered into in the ordinary course of business, the primary purpose of which is not Taxes). No Acquired Company is party to or bound by any Tax allocation, Tax indemnity, Tax sharing or similar agreement (other than any agreement (x) entered into in the ordinary course of business, the primary purpose of which is not Taxes, or (y) solely among the Acquired Companies).

(g)           There is no current or pending dispute, audit, examination, claim, litigation, proposed adjustment, matter in controversy or other Proceeding concerning any material Tax liability of any Acquired Company or with respect to the IP Seller IP, and no such dispute, audit, examination, claim, litigation, proposed adjustment, matter in controversy or other Proceeding has been proposed or threatened in writing.

(h)           No extension or waiver of (i) the limitation period applicable to any Tax Return of any Acquired Company or (ii) any period of assessment or collection with respect to Taxes of any of the Acquired Companies or the Seller Affiliated Group has been granted or requested from Seller or any of the Acquired Companies which extension or waiver has not expired.

(i)            There are no outstanding Encumbrances for material Taxes (other than Permitted Encumbrances) on the IP Seller IP or assets of any Acquired Company.

(j)            None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of: (i) any prepaid amount or deferred revenue received at or prior to the Closing; (ii) any change in method of accounting or use of improper method of accounting prior to the Closing Date; (iii) any “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. Income Tax Legal Requirements) executed prior to the Closing; (iv) any installment sale or open transaction disposition made prior to the Closing or (v) any intercompany transactions or excess loss accounts as described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Legal Requirements) arising on or prior to the Closing Date.

(k)           None of the Acquired Companies has entered into any voluntary disclosure agreements with any Tax Authority with respect to any Tax.

(l)            None of the Acquired Companies has distributed stock of another Person, nor had its shares distributed by another Person, in a transaction that was purported or intended to be governed, in whole or in part, by Section 355 or Section 361 of the Code (or any corresponding provision of state, local or non-U.S. Legal Requirements).

(m)          None of the Acquired Companies has participated in, or is currently participating in, any “listed transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b)(2), or any transaction requiring disclosure under a corresponding provision of state, local, or non-U.S. Legal Requirements.

(n)            None of the Acquired Companies (i) is the beneficiary of any extension of time within which to file any Tax Return (or has made or had made on its behalf a request for such which is currently pending), other than automatic extensions of time or other extensions of time obtained in the ordinary course of business, (ii) has received a written claim by a Tax Authority in a jurisdiction in which it does not file Tax Returns that it is or may be subject to taxation therein or required to file a Tax Return therein, (iii) has received (or is subject to) any private letter or similar ruling or agreement from any Tax Authority, in each case, that will remain binding on the applicable Acquired Company after the Closing, or (iv) is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(o)            Each of the Acquired Companies is classified as a corporation for U.S. federal income Tax purposes.

(p)            All payments by, to, or among any of the Acquired Companies and/or any Affiliate of the any of the Acquired Companies related to any Affiliate agreement have complied with all applicable transfer pricing requirements imposed by any Tax Authority in all material respects and all material documentation required by relevant transfer pricing laws has been timely prepared or obtained and, if necessary, retained by the applicable Acquired Company.

(q)            Except as set forth on Schedule 4.14 of the Seller Disclosure Schedule, none of the Acquired Companies has (a) deferred any payroll, social security, unemployment, withholding or other Tax under the CARES Act which deferrals remain outstanding or (b) applied for or received any Tax credits under the CARES Act. Each Acquired Company was eligible to receive and validly claimed any Tax credits it received under the CARES Act.

(r)            The Acquired Companies have each filed with the appropriate Governmental Authorities all material unclaimed property reports as required under applicable Legal Requirements and are otherwise in compliance in all material respects with applicable Legal Requirements relating to unclaimed property or escheat obligations.

(s)            For purposes of the Section 338(h)(10) Election, each of the Acquired Companies is a member of the affiliated group filing consolidated U.S. federal income Tax Returns of which Seller is the common parent. Neither Seller nor any of its Affiliates has taken or agreed to take any action, and, to Seller’s Knowledge, no fact or circumstance exists, that would prevent or impede, or could reasonably be expected to prevent or impede, the timely making of the Section 338(h)(10) Election.

4.15         Sufficiency of Assets. Except as set forth on Schedule 4.15 of the Seller Disclosure Schedule, and subject to the rights and covenants under Section 7.1, upon the receipt of any necessary third-party consents, approvals and Permits required in connection with consummation of the transactions contemplated by this Agreement, the material assets, rights, properties and interests owned, leased or licensed by the Acquired Companies, together with the IP Seller IP transferred to Purchaser or its designees at the Closing, and the assets, rights properties and interests to be provided pursuant to the Transition Services Agreement or any other transitional arrangements between Seller, Purchaser or any of their respective Affiliates, are sufficient for, and constitute all of the material assets, rights, properties and interests used in or necessary for, the conduct of the Business immediately following the Closing in substantially the same manner as conducted as of the date of this Agreement; provided that this Section 4.15 shall not be deemed to be breached as a result of any action (i) that Seller or any of its Affiliates is or are expressly required to take pursuant to this Agreement, the Transition Services Agreement, or (ii) for which Purchaser has expressly consented in writing (including pursuant to Section 6.1); and provided further that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property. Nothing in this Section 4.15 shall be deemed to expand the scope of any other representations or warranties made by Seller in this Article IV.

4.16         Environmental Matters.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole, (i) the Acquired Companies possess, and, since January 1, 2020, have possessed, all Permits required by Environmental Laws for the conduct of the Business (collectively, “Environmental Authorizations”); (ii) the Acquired Companies and the Business are and, since January 1, 2020, have been in compliance with all applicable Environmental Laws and Environmental Authorizations; (iii) there are no Orders or Proceedings pending or, to Seller’s Knowledge, threatened, against or involving the Business, any Acquired Company or any of their respective predecessors alleging the violation of, non-compliance with or liability under any applicable Environmental Laws; (iv) no written notice under any Environmental Law has been received by Seller or any of its Affiliates from any Governmental Authority or other Person concerning the Release or possible Release of Hazardous Materials, or requiring an investigation for Hazardous Materials, at any location owned, operated or leased, now or in the past, by the Business or any Acquired Company or otherwise concerning violations of Environmental Law by or Liability of the Business or any Acquired Company pursuant to any Environmental Law, in each case, except for any such written notice that has been fully and finally resolved with no further Liability; (v) there have been no Releases or threatened Releases of, or exposure to, Hazardous Materials (A) at, on, about, under or migrating from any Real Property or any other real property currently owned, leased or operated by the Business or any of the Acquired Companies (including any facilities or structures located on, in, or under such property) or, to Seller’s Knowledge, any real property formerly owned, leased or operated by the Business or any of the Acquired Companies or any of their respective predecessors or at any other third-party location, or (B) arising from or relating to the operations of or any products manufactured, marketed, sold or distributed by the Business or any of the Acquired Companies or any of their predecessors, in each case, that would reasonably be likely to give rise to violations of, or Liabilities under, any Environmental Laws; (vi) none of the Business or the Acquired Companies has assumed or retained, by contract or operation of law, any obligation under any Environmental Law or concerning any Hazardous Materials that could reasonably be expected to result in Liability of any of the Business or Acquired Company under any applicable Environmental Law; (vii) Seller is not aware of any past, present or anticipated conditions, events, circumstances (including (A) anticipated regulatory requirements and (B) anticipated obligations pursuant to Environmental Law or Environmental Authorizations that are triggered by the contemplated transaction) that are expected to (1) materially increase the costs of or prevent continued compliance by any of the Acquired Companies with Environmental Laws and the requirements of Environmental Authorizations, or (2) give rise to Liability of the Business or any Acquired Company under any Environmental Laws; and (viii) since January 1, 2021, none of the Acquired Companies or any of their predecessors has been named as a defendant in or is or has been subject to any Proceeding relating to the use of or exposure to asbestos, and, to Seller’s Knowledge, no Proceedings have been threatened.

(b)           Seller has made available to Purchaser copies of any Phase I or Phase II Environmental Site Assessments or any material reports, studies, analyses, tests, or monitoring and any other material documents possessed by (or initiated by and within the reasonable control of) Seller or any of its Affiliates pertaining to matters relating to any compliance or non-compliance with or Liability under Environmental Law with respect to the Business, any of the Acquired Companies or any of their predecessors (including any real property currently or formerly owned, leased or operated by the foregoing); provided, however, that with respect to compliance with Environmental Laws, routine filings or submittals made in the ordinary course which demonstrate compliance with Environmental Law are not considered to be material reports, studies, analyses, tests, or monitoring or other material documents.

4.17          Anti-Bribery Matters. Except as would not be material to the Acquired Companies or the Business taken as a whole, for the past five (5) years prior to the date of this Agreement, none of the Acquired Companies (including any of their respective officers, directors or employees) nor, to Seller’s Knowledge, any agent or other Person acting on behalf of the Acquired Companies has (a) taken any action in violation of any anti-corruption or anti-bribery Legal Requirement applicable to any Acquired Company (in each case, as in effect at the time of such action), including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, any laws enacted pursuant to, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable laws or regulations relating to bribery or corruption (collectively, the “Anti-Bribery Laws”), (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (c) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees or (d) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. For the five (5) years prior to the date of this Agreement, there have been no charges, reports, internal investigations or inquiries, voluntary disclosures or Proceedings pending, or, to Seller’s Knowledge, threatened against the Business, or any of the Acquired Companies, or any of the Business’s or Acquired Companies’ officers or directors in their capacity as such pursuant to any applicable Anti-Bribery Laws. The Business and the Acquired Companies maintain policies and procedures reasonably designed to ensure compliance with all applicable Anti-Bribery Laws.

4.18         Brokers. Other than with respect to fees or commissions that will be borne solely by the Seller Group, neither Seller nor any of its Affiliates has retained any broker, finder, agent, financial advisor, investment banker or similar intermediary who has acted on behalf of the Acquired Companies and no broker, finder, agent, financial advisor, investment banker or similar intermediary is entitled to, nor has any Acquired Company incurred any liability or obligation for, any brokerage fees, commissions, finders’ fees, financial advisor fees or other similar fees, in each case, with respect to this Agreement or the Transactions.

4.19         Related Party Transactions. Except as set forth on Schedule 4.19 of the Seller Disclosure Schedule, and other than Contracts, Benefits Plans or policies for employment and benefits provided to employees and other individual service providers in the ordinary course of business, no officer, director, manager or employee of Seller or its Affiliates (including the Acquired Companies) or Seller or any of its Affiliates (other than the Acquired Companies) (each, a “Related Person”): (a) has entered into any transaction with or is a party to any Contract with the Business or any Acquired Company; (b) has any right, title, or interest in or to, or uses, holds for use, or licenses, any of the assets or properties used in the Business, whether tangible or intangible (including any Intellectual Property); or (c) provides or causes to be provided to the Business any of the assets, properties, services or facilities used in the Business (other than those that will continue to be provided under the Transition Services Agreement), in each case, that is material to the Business and the Acquired Companies, taken as a whole. None of Seller or any of its Affiliates owns, leases or uses (or prior to the Closing will own, use or lease) any Owned Real Property or Leased Real Property or any other warehouses, distribution facility or other facility that is used by, or related to, the Business and any other business of Seller or any other Related Person. Schedule 4.19 of the Seller Disclosure Schedule sets forth a list of each Shared Contract and, with respect to each, as applicable, (i) the parties thereto and (ii) the subject matter. There have not been any transfers of personnel between the Business and the other businesses of Seller and its Affiliates other than in the ordinary course.

4.20         Key Customers and Key Suppliers. Schedule 4.20 of the Seller Disclosure Schedules lists (a) the Key Customers and (b) the Key Suppliers. During the preceding twelve (12) months, (i) neither Seller nor any of its Affiliates (including the Acquired Companies) has engaged in any material dispute with any Key Customer or Key Supplier, nor has any Key Customer or Key Supplier provided written or, to Seller’s Knowledge, oral notice to Seller or any of its Affiliates (including the Acquired Companies) that it intends to terminate, not renew or adversely alter in any material respect its relationship with such entity or the terms thereof and (ii) no Key Customer has (A) materially decreased its purchases of products or services from Seller or any of its Affiliates (including the Acquired Companies) relative to such Key Customer’s purchasing history during the twelve (12) months prior to such change or (B) requested in writing reduced pricing (whether through increased credits or otherwise) from that in effect under an existing Contract.

4.21         Accounts Payable; Accounts Receivable. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies or the Business, taken as a whole, (a) all accounts payable of the Business that are reflected in the Unaudited Financial Information (except as specifically set forth therein) and all accounts payable of the Business arising since the date of the Latest Balance Sheet are valid obligations of one of the Acquired Companies and have arisen only from bona fide arm’s length transactions in the ordinary course of business, and all such accounts payable have either been paid, are not yet due and payable in the ordinary course of business, are being contested by the Acquired Companies in good faith (and appropriate reserves established therefor), and if not paid, have been properly recorded, (b) all accounts receivable of the Business that are reflected in the Unaudited Financial Information (except as specifically set forth therein) and all accounts receivable of the Business arising since the date of the Latest Balance Sheet are held by one or more of the Acquired Companies and are valid obligations and have arisen only from bona fide arm’s length transactions in the ordinary course of business and are not subject to defenses, credits, setoffs or counterclaims and (c) all of the outstanding receivables deemed uncollectible have been reserved against in the Unaudited Financial Information in accordance with GAAP.

4.22         Product Warranties; Product Liability. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies or the Business, taken as a whole, (a) each product or service manufactured, provided, developed, sold, leased, licensed or delivered by or on behalf of any Acquired Company or, to the extent related to the Business, Seller or any of its Affiliates meets, and at all times since January 1, 2021 has met, in all material respects, all standards for quality and workmanship prescribed by applicable Legal Requirement and industry standards; (b) (i) no material product liability or similar claims or Proceedings and (ii) no material claims or Proceedings for breach of contractual warranties or due diligence or other obligations under Contracts or other material claims or Proceedings for breach of contract, in each case, relating to any product or service manufactured, provided, developed, sold, leased, licensed or delivered by or on behalf of any Acquired Company or, to the extent related to the Business, Seller or its Affiliates are pending or, to Seller’s Knowledge, threatened since January 1, 2021; (c) since January 1, 2021, there have been no recalls (mandatory or voluntary), market withdrawals, market replacement or post-sale warning of any product manufactured, provided, developed, sold, leased, licensed or delivered of any Acquired Company or, to the extent related to the Business, Seller or any of its Affiliates (and there is no current plan for any recall, market withdrawal, market replacement or post-sale warning; nor is any such recall, market withdrawal, market replacement, or post-sale warning currently under consideration); and (d) no Acquired Company (or, to the extent related to the Business, Seller or any of its Affiliates) has received any written communication from any Governmental Authority regarding a recall, withdrawal, suspension or discontinuance of any such product since January 1, 2021.

4.23         Government Contracts.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021: (i) each current Government Contract is in full force and effect, constitutes a legal, valid and binding agreement enforceable in accordance with its terms and was awarded in compliance with applicable Legal Requirements; (ii) the Acquired Companies and Seller and any of its Subsidiaries have complied, in all material respects, with the terms and conditions of each Government Contract and all Legal Requirements applicable to each Government Contract; (iii) the representations, certifications and warranties made by each Acquired Company and by Seller or any of its Subsidiaries in writing with respect to each Government Contract were accurate, in all material respects, as of their respective effective dates and each Acquired Company and Seller or any of its Subsidiaries has made any reasonably required updates to such representations, certifications and statements; (iv) all invoices and claims for payment, reimbursement or adjustment submitted by any Acquired Company or by Seller or any of its Subsidiaries in connection with any payments from any Governmental Authority pursuant to any Government Contract were current, accurate and complete in all material respects as of their respective submission dates; (v) no terminations for default or cause, cure notices, or “show cause” notices have been issued in writing to any of the Acquired Entities with respect to any Government Contract; (vi) there are no material outstanding claims, requests for equitable adjustment, audits, or disputes relating to any Government Contract; (viii) there have been no written document requests, subpoenas, search warrants or civil investigative demands addressed to any of the Acquired Companies or Seller or any of its Subsidiaries in connection with or related to any Government Contract; and (ix) there have been no written requests by a Governmental Authority for a contract price adjustment based on a claimed disallowance by an applicable Governmental Authority or claim of defective pricing relating to any Government Contract.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, none of the Acquired Companies or, to the extent related to the Business, Seller or any of its other Affiliates nor any of their directors, officers, agents or employees has been debarred, suspended, or proposed for debarment or otherwise excluded from participation in the award of Government Contracts by any Governmental Authority.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, no Acquired Company nor Seller nor any of its Subsidiaries (i) has conducted or initiated any internal investigation, or made a voluntary disclosure or mandatory disclosure under the Federal Acquisition Regulation mandatory disclosure provisions (48 C.F.R. § 52.203-13) or similar regulatory requirements with respect to any alleged misstatement, or omission, arising under or relating to any Government Contract, or (ii) has received credible evidence of a violation of a federal criminal Legal Requirement involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733), or a significant overpayment, in connection with the award, performance, closeout, or receipt of any Government Contract.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, (i) all material costs charged to any Government Contract have been allowable, allocable, reasonable, and reimbursable in accordance with applicable cost principles and the terms of the underlying Government Contracts; (ii) no Acquired Company nor Seller nor any of its Subsidiaries has submitted any certified cost or pricing data that was not current, accurate or complete in all material respects as of the certification date in connection with any Government Contract; (iii) no Governmental Authority has, to Seller’s Knowledge, threatened to assess against any Acquired Company or Seller or any of its Subsidiaries any material penalties, credits, or other similar contractual offsets pursuant to any performance-based Government Contract that contains service level arrangements or performance guarantees; (iv) none of the Acquired Companies nor Seller nor any of its Subsidiaries has sold a product or service to any customer at a price that would invoke any “most favored customer” pricing provision under any Government Contract, except as in accordance with the terms of such Government Contract; and (v) each of the Acquired Companies and Seller and any of its Subsidiaries has maintained adequate systems of internal controls appropriate for the operations of the Business that are in compliance in all material respects with all relevant and applicable requirements of the Government Contracts.

4.24         Insurance. Schedule 4.24 of the Seller Disclosure Schedule contains a true and complete list of all material insurance policies currently maintained by or for the benefit of the Business or the Acquired Companies (other than any insurance policy comprising a Benefit Plan) (“Insurance Policies”), true and complete copies of which have been made available to Purchaser, other than the Insurance Policies in the name of the Seller Group. The Insurance Policies are sufficient for compliance in all material respects by the Acquired Companies or, to the extent related to the Business, Seller or any of its other Affiliates with all Material Contracts. The Insurance Policies are in full force and effect; all premiums due and payable under the Insurance Policies have been paid in full; the limits of each Insurance Policy are fully in place without any exhaustion or erosion; neither Seller nor any of its Affiliates (including the Acquired Companies) has received notice of cancellation, non-renewal, termination or material modification of any terms and conditions with respect to any of the Insurance Policies; neither Seller nor any of its Affiliates (including the Acquired Companies) is in material breach or default with respect to its obligations under any of the Insurance Policies; and there are no material open insurance claims under any of the Insurance Policies relating to the Business or the Acquired Companies, including for which the applicable insurer has questioned, disputed or denied coverage or reserved rights. To Seller’s Knowledge, no event has occurred that would reasonably be expected to result in the cancellation, non-renewal, termination or material limitation of coverage under any Insurance Policy.

4.25         Trade Controls.

(a)            Each of the Acquired Companies (and, to the extent related to the Business, Seller and its other Affiliates) and their respective officers, directors, and, to Seller’s Knowledge, employees, agents or other third parties acting on their behalf, are, and have been for the past five (5) years, in compliance with applicable Trade Controls in all material respects. Each of the Acquired Companies (and, to the extent related to the Business, Seller and its other Affiliates) have obtained all applicable material import and export licenses as well as all other necessary material licenses, consents, notices, waivers, approvals, orders, authorizations, and declarations, and completed all necessary material registrations and filings, required under applicable Trade Controls.

(b)            None of the Acquired Companies (or, to the extent related to the Business, Seller or any of its other Affiliates) is conducting, or has in the past five (5) years conducted any business, directly or indirectly, with, in, or involving any Sanctioned Person, Restricted Person, or Sanctioned Jurisdiction.

(c)            None of the Acquired Companies (or, to the extent related to the Business, Seller or any of its other Affiliates), or any of their respective officers, directors, employees, or agents, is, or has been for the past five (5) years, a Sanctioned Person or a Restricted Person.

(d)            In the past five (5) years, none of the Acquired Companies (or, to the extent related to the Business, Seller or any of its other Affiliates) has (i) made any voluntary or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any non-compliance with any Trade Controls, (ii) been the subject of a past, current, pending or threatened investigation, inquiry or enforcement proceeding for a material violation of Trade Controls, or (iii) received any written notice, request, penalty, or citation for any actual or potential non-compliance with Trade Controls.

4.26          No Other Representations. It is the explicit intent of each party hereto, and Purchaser expressly acknowledges and agrees, that, in connection with this Agreement, none of Seller nor any of its Affiliates has made, is making or has authorized any Person to make any representation or warranty whatsoever, express or implied, except those representations and warranties expressly set forth in this Article IV or in the other Transaction Documents. Except as expressly and specifically set forth in the representations and warranties made by Seller in this Article IV and the representations and warranties in the other Transaction Documents, each of Seller, its Affiliates, and its Representatives expressly disclaims any and all other representations and warranties, whether express or implied, and in entering into this Agreement, Purchaser expressly disclaims reliance on any and all such other representations or warranties, express or implied, including those relating to Seller, the Acquired Companies, the Business, the IP Seller IP or the Transactions, or any of their financial condition, business, operations, results of operations, properties, assets, liabilities or prospects, or any estimate, projection, prediction, data, financial information, teaser, confidential information presentation or any other materials or information provided or addressed to Purchaser, its Affiliates or its and their Representatives, including with respect to the accuracy or completeness of any such information. Except as expressly and specifically set forth in the representations and warranties made solely by Seller in this Article IV and the representations and warranties in the other Transaction Documents, each of Seller, its Affiliates, and its Representatives has not made, is not making, has not authorized anyone to make and specifically disclaims any statement, representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to assets of the Business (including the IP Seller IP), any part thereof, the workmanship thereof, and the absence of any defects therein, whether latent or patent, it being understood that such assets are being acquired “as is, where is” on the Closing Date, and in their present condition.

Article V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

5.1            Authority; Enforceability.

(a)            Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, and each of the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and under each of the other Transaction Documents to which it is or will be a party, and to consummate the Transactions in accordance with the terms of this Agreement, and each of the other Transaction Documents to which it is or will be a party. The execution, delivery and performance by Purchaser of this Agreement and each of the other Transaction Documents to which it is or will be a party and the consummation of the Transactions contemplated by each of the Transaction Documents to which it is or will be a party, have been duly and validly authorized by all necessary corporate action on the part of Purchaser and such authorization has not been subsequently modified or rescinded. No additional corporate or shareholder authorization is necessary for the execution, delivery or performance by Purchaser of this Agreement or any other Transaction Document to which it is or will be a party or the consummation by Purchaser of the Transaction in accordance with the terms of this Agreement and each other Transaction Document to which it is a party.

(b)            This Agreement and each of the other Transaction Documents to which Purchaser is or will be a party have been duly and validly executed and delivered by Purchaser and constitutes, assuming due authorization, execution and delivery of this Agreement and the other Transaction Documents by Seller and the other parties thereto, a valid and binding legal obligation of Purchaser, enforceable against Purchaser in accordance with the terms hereof, subject to the Bankruptcy and Equity Exception. Assuming due authorization, execution and delivery of each of the other Transaction Documents to which Purchaser is or will be a party by the other parties thereto, each of the other Transaction Documents will constitute a valid and binding legal obligation of Purchaser, enforceable against Purchaser in accordance with the terms thereof, in each case, subject to the Bankruptcy and Equity Exception.

5.2            Non-Contravention; Consents.

(a)            The execution and delivery by Purchaser of this Agreement and each other Transaction Document to which it is or will be a party does not, and the performance by Purchaser of this Agreement and each other Transaction Document to which it is or will be a party will not, require any Consent or Permit of, registration, declaration or filing with, or notification to, any Governmental Authority, except (i) under applicable Antitrust Laws or Investment Screening Laws, (ii) under the applicable requirements of the Exchange Act or applicable blue sky laws, (iii) compliance with any Permits relating to the Business, (iv) for such other Consents, filings or notifications, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)            The execution and delivery by Purchaser of this Agreement and each of the other Transaction Documents to which it is or will be a party does not, and the consummation of the Transactions will not, (i) conflict with, violate or constitute a breach of, or require notice, consent or waiver under any provision of the organizational documents of Purchaser, (ii) conflict with, violate or constitute a breach of, or require any notice, consent or waiver under any Legal Requirement applicable to Purchaser, except with respect to the required filings and approvals set forth in Sections 5.2(a)(i) and (ii) and in Schedule 5.2(b)(ii) of the Purchaser Disclosure Schedule or (iii) result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the creation or acceleration (or loss of benefit from) of any rights or obligations under, or create in any party the right to, accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which Purchaser is a party, except, in the case of the foregoing clauses (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.3            Organization. Purchaser is duly incorporated, validly existing and in good standing under the Legal Requirements of the state of Delaware, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Purchaser has all necessary corporate power and authority to conduct its business in the manner in which it is currently being conducted, except where the absence of such power and authority to conduct its business would not reasonably be expected to materially impair or materially delay Purchaser from consummating the Transactions or otherwise prevent Purchaser from performing in all material respects its obligations hereunder or under any other Transaction Document to which it is or will be a party.

5.4            Litigation. Since January 1, 2021, there are no Proceedings pending, or, to Purchaser’s Knowledge, threatened against Purchaser, any of Purchaser’s material assets or properties or any of its present or former officers, employees or directors in their capacity as such that, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.5            Securities Matters. Purchaser is an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act). The Shares are being acquired by Purchaser (or Purchaser’s designee) for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Shares or any interest in them. Purchaser has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Shares, and Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares. Purchaser acknowledges that the Shares are not registered under the Securities Act, or any applicable provincial, state and foreign securities Legal Requirement, and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act, or any applicable provincial, state and foreign securities Legal Requirement.

5.6            Financing.

(a)            Purchaser has delivered to Seller true, complete and correct fully executed copies of (i) the debt commitment letter (including all exhibits, schedules and annexes thereto and as amended or modified from time to time in accordance with its terms and to the extent permitted by Section 6.8(b), the “Debt Commitment Letter”), dated as of the date hereof, from the Financing Entities, and (ii) that certain Incremental Assumption and Amendment Agreement and Amendment, dated as of the date hereof (including all exhibits, schedules and annexes thereto and as amended and restated, supplemented or otherwise modified from time to time in accordance with its terms and to the extent permitted by Section 6.8(b), the “Credit Agreement Amendment” and together with the Debt Commitment Letter, the “Debt Commitment Documents”), among the Purchaser, the Financing Entities and the other parties thereto, and (iii) any fee letters related to the foregoing (redacted, in the case of such fee letters, solely with respect to the amounts and percentages of the fees and other economic terms that are customarily redacted in connection with similar financings; provided that such redactions would not be reasonably expected to conceal any term that could terminate, reduce to below the Required Amount the amount of, or adversely affect the conditionality or enforceability of the Debt Financing) (such Debt Commitment Documents and each such fee letter, collectively, the “Debt Financing Commitment”), pursuant to which the applicable Financing Entities have committed, on the terms and subject to the conditions set forth therein, to provide debt financing in the amounts set forth therein to Purchaser for the purposes of, among other things, financing the Transactions and related fees and expenses.

(b)            As of the date hereof, the Debt Financing Commitment is a legal, valid, binding and enforceable obligation of Purchaser and (to Purchaser’s knowledge) each of the other parties thereto (subject to the Bankruptcy and Equity Exception). As of the date hereof, the Debt Financing Commitment is in full force and effect, and the Debt Financing Commitment has not been terminated, withdrawn, rescinded or otherwise amended or modified in any respect and the commitments contained therein have not been terminated, withdrawn, rescinded, reduced or otherwise amended or modified in any respect (and no such termination, withdrawal, rescission, reduction, amendment or modification thereof is contemplated other than an amendment or modification solely to join additional Financing Sources thereto and to make certain other amendments, including to upsize the Purchaser’s revolver, modify existing financial maintenance covenants and make certain other amendments and modifications relating to the Purchaser’s revolver, provided that such amendments are not Prohibited Modifications). As of the date hereof, there are no side letters or other Contracts, agreements, arrangements or understandings of any kind (written or oral) to which Purchaser or (to Purchaser’s knowledge) any of its Affiliates is a party that are directly or indirectly related to the Debt Financing Commitment or the Debt Financing, other than customary engagement letters and fee credit letters. Purchaser has fully paid any and all commitment fees or other fees or expenses in connection with the Debt Financing that are payable on or prior to the date hereof. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the Required Amount, other than as expressly set forth in the Debt Commitment Documents. As of the date hereof, no event has occurred as of the date hereof which, with or without notice, lapse of time or both, (i) constitutes, or could reasonably be expected to constitute, a default or breach on the part of Purchaser or, to Purchaser’s Knowledge, any other party thereto under any term or condition of the Debt Financing Commitment or (ii) could reasonably be expected to (A) make any of the representations of Purchaser or, to Purchaser’s Knowledge, any other party thereto set forth in the Debt Financing Commitment inaccurate in any respect, (B) result in any of the conditions in the Debt Financing Commitment not being satisfied on a timely basis or (C) otherwise result in the Debt Financing in an amount equal to at least the Required Amount not being available in accordance with the terms of the Debt Financing Commitment. As of the date hereof, no Financing Entity has notified Purchaser of its intention to terminate the Debt Financing Commitment or not to provide all or any portion of the Debt Financing. Assuming (1) the accuracy of the representations and warranties set forth in Article IV in all material respects and (2) the performance by Seller of the covenants and agreements contained in this Agreement in all material respects, the Debt Financing, when funded in accordance with the Debt Financing Commitment, shall provide Purchaser with cash proceeds on the Closing Date in an amount that, together with cash then otherwise immediately available to Purchaser, is sufficient for the satisfaction of all of their respective obligations under the Transaction Documents and the Debt Financing Commitment, including the (i) payment of the Closing Purchase Price (as well as the Final Purchase Price) and the repayment or refinancing of any outstanding Final Closing Indebtedness contemplated or required to be repaid or otherwise satisfied in connection with the consummation of the transactions contemplated hereby, (ii) payment of any and all fees and expenses of or required to be paid by Purchaser or any of its Affiliates on or prior to the Closing Date in connection with the transactions contemplated hereby and by the Debt Financing and (iii) satisfaction of all other payment obligations of Purchaser or any of its Affiliates contemplated hereunder and under the other Transaction Documents and under the Debt Financing Commitment required to be made at or in connection with the Closing (the amounts contemplated by clauses (i) through (iii), the “Required Amount”).

(c)            Purchaser acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, the consummation of the Debt Financing shall not be a condition to the obligation of Purchaser to consummate the transactions contemplated hereby.

5.7            Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith (including the funding of the full amount of the Debt Financing), and assuming (i) satisfaction of the conditions to Purchaser’s obligations to consummate the Closing set forth in Article X and (ii) that the Required Information presents fairly in all material respects the consolidated financial condition and consolidated results of operations of the Acquired Companies as of the end of the periods thereby and as of the Closing Date, neither Purchaser nor the Acquired Companies, on a consolidated basis, will (a) be insolvent (either because its financial condition is such that the sum of its debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of its assets, or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Purchaser, its Affiliates or the Acquired Companies.

5.8            Brokers. Other than with respect to fees or commissions that will be borne solely by Purchaser and its Affiliates, Purchaser and its Affiliates have not retained any broker, finder, agent, financial advisor, investment banker or similar intermediary who has acted on behalf of Purchaser and its Affiliates and no broker, finder, agent, financial advisor, investment banker or similar intermediary is entitled to, nor have Purchaser and its Affiliates incurred any liability or obligation for any brokerage fees, commissions or finders’ fees, financial advisor fees or other similar fees, in each case, with respect to this Agreement or the Transactions.

5.9            R&W Insurance Policy. Attached hereto as Exhibit D is a true, accurate and complete copy of the binder agreement (the “R&W Binder Agreement”) for the buyer-side representations and warranties insurance policy(ies) (the “R&W Insurance Policy”) including the form of the R&W Insurance Policy. The R&W Binder Agreement is in full force and effect and is a legal, valid, binding and enforceable obligation of Purchaser and the insurer(s) party thereto, subject to the Bankruptcy and Equity Exception. Purchaser is solely responsible for all costs to procure, maintain and make claims under the R&W Insurance Policy, including all premiums, retention amounts, Taxes, expenses and costs of any nature whatsoever. The R&W Insurance Policy: (a) names Purchaser, or an Affiliate thereof, as an insured thereunder; (b) contains a provision whereby the insurer(s) expressly waives, and agrees not to pursue, directly or indirectly, any subrogation, contribution or any other rights against Seller, its Affiliates and their respective current and former Representatives, Affiliates and fiduciaries (or the functional equivalent of any such position) (collectively, “Seller Parties”) based upon, arising out of, or relating to this Agreement or the transactions contemplated hereby, or the negotiation, execution or performance of this Agreement, other than in the case of Fraud by any such Seller Party, and then only to the extent of such Fraud by such Seller Party; and (c) names the Seller Parties as express third-party beneficiaries in respect of the waiver in clause (b) of this Section 5.9. The R&W Insurance Policy does not increase the liability hereunder of the Seller Parties. As of the date of this Agreement, neither Purchaser nor any of its Affiliates has received or given any written or, to Purchaser’s Knowledge, oral notice or claim of any material breach or violation of, or default under, the R&W Binder Agreement.

5.10          Pending Transactions. Neither Purchaser nor any of its Affiliates is a party to any pending transaction or contemplating any transaction, in each case, to acquire (by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in, or by any other similar transaction) any Person (or business division or unit thereof), where, in the case of such contemplated transaction, the entering into of a definitive agreement relating to or, in either case, the consummation of such transaction would reasonably be expected to (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Consents, Orders or Governmental Approvals necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (b) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Transactions or (c) otherwise materially delay the consummation of the Transactions.

5.11          Investigation. Purchaser is an informed and sophisticated purchaser and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Acquired Companies and the IP Seller IP, and its consummation of the Transactions. Purchaser acknowledges and agrees that it has (a) conducted such inquiries and independent investigations into the Business, the IP Seller IP and the Acquired Companies as it has deemed sufficient to make an independent and informed decision with respect to the execution, delivery and performance of this Agreement and the consummation of the Transactions and (b) been furnished with or afforded adequate access to and the adequate opportunity to review the books, records, facilities and personnel of Seller, IP Seller and the Acquired Companies for purposes of conducting a due diligence investigation of the Business, the IP Seller IP and the Acquired Companies. Purchaser expressly acknowledges and agrees that none of Seller, its Affiliates nor any other Person has made, makes or is authorized to make any representations or warranties to Purchaser, express or implied, relating to Seller, the Acquired Companies, the Seller IP, the Business or the Transactions other than those representations and warranties of Seller expressly set forth in Article IV or the other representations and warranties in the other Transaction Documents, and that none of Seller, its Affiliates nor any other Person shall be subject to any liability or any claim by Purchaser in respect of such other representations or warranties. In making its determination to proceed with the Transactions and acquire the Shares and the IP Seller IP, Purchaser expressly acknowledges and agrees that it has relied exclusively on its own independent investigation and the representations and warranties of Seller set forth in Article IV and the other representations and warranties in the other Transaction Documents, and that it is not relying on and expressly disclaims reliance on any other statement, representation or warranty made by Seller, its Affiliates or any other Person, whether oral or written, express or implied, including those relating to Seller, the Acquired Companies, the IP Seller IP, the Business or the Transactions, or any of their financial condition, business, operations, results of operations, properties, assets, liabilities or prospects, or any estimate, projection, prediction, data, financial information, teaser, confidential information presentation or any other materials or information provided or addressed to Purchaser, its Affiliates or its and their Representatives or any other Person, including with respect to the accuracy or completeness of any such information.

5.12         Disclaimer Regarding Projections. In connection with Purchaser’s due diligence investigation of the Business, the IP Seller IP and the Acquired Companies, Purchaser has received from Seller, its Affiliates and its and its Affiliates’ Representatives certain projections and other forecasts, whether written or oral, related to the Business, the IP Seller IP, Seller and the Acquired Companies. Purchaser expressly acknowledges and agrees that (a) there are uncertainties inherent in attempting to make such projections and forecasts, (b) Purchaser is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all forecasts, predictions, projections estimates or other materials, documents or information relating to the Business and the IP Seller IP, (c) Purchaser is not relying upon such projections and other forecasts, and (d) Purchaser shall have no claim against Seller and its Affiliates with respect to any inaccuracy, misstatement or omission with respect to any such financial forecasts, predictions or financial projections, whether written or oral, made available to Purchaser, its Affiliates or its and their Representatives or any other Person in any data room, confidential information presentation or any other materials or information provided or addressed to Purchaser, its Affiliates or its and their Representatives.

5.13          No Other Representations. Except as expressly provided in this Article V and the other representations and warranties made in the other Transaction Documents, Purchaser does not make any other express or implied representations or warranties to Seller, and, in entering into this Agreement, Seller expressly acknowledges and agrees that it is not relying on any statement, representation or warranty, other than those representations and warranties set forth in this Article V and the other representations and warranties made in the other Transaction Documents.

Article VI

COVENANTS OF THE PARTIES

6.1            Conduct of the Business Prior to Closing.

(a)            Except (i) as expressly required by this Agreement or any other Transaction Document, (ii) as required by Legal Requirement, (iii) for matters set forth on Schedule 6.1(a) of the Seller Disclosure Schedule or (iv) with the written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed; it being understood that the failure of Purchaser to respond to a written request for consent within five (5) Business Days thereafter shall be deemed to constitute consent for all purposes hereunder), from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, Seller shall, and shall cause its Affiliates to in each case, exclusively with respect to the Acquired Companies and the Business, (A)(x) operate the Business in the ordinary course of business in all material respects and (y) use commercially reasonable efforts to (1) maintain the assets and properties of the Business, (2) preserve the current relationships of the Business with customers, suppliers, distributors, licensors, licensees, contractors, employees, Governmental Authorities and other business relations; (3) preserve the goodwill and ongoing operations of the Business and (4) comply in all material respects with all Legal Requirements (provided, however, that (1) no action or inaction by Seller or any of its Affiliates with respect to any matters specifically addressed by Section 6.1(a)(B) shall be deemed to be a breach of this Section 6.1(a)(A) unless such action or inaction would constitute a breach of Section 6.1(a)(B), (2) the failure of Seller or any of its Affiliates (including the Acquired Companies) to take any action prohibited by Section 6.1(a)(B) shall in no circumstances be deemed a breach of this Section 6.1(a)(A) and (3) Purchaser’s written consent (which may be email) with respect to any specific action or matter pursuant to Section 6.1(a)(B) shall be deemed to constitute consent with respect to such action or matter for all purposes under this Section 6.1(a)) and (B) not do any of the following:

(i)            modify, amend or otherwise change the organizational documents of any Acquired Company in a manner adverse to Purchaser;

(ii)           split, reverse split, combine, subdivide or reclassify any shares of capital stock or other voting or equity interests of any Acquired Company (including the Shares) or effect any recapitalization or like change in the capitalization of any Acquired Company, or issue any other security in respect of, in lieu of or in substitution for any shares of capital stock of or other voting or equity interests in any Acquired Company (including the Shares);

(iii)          redeem, purchase or otherwise acquire any shares of capital stock of or other voting or equity interests in any Acquired Company (including the Shares), or issue, deliver, sell, pledge, encumber, transfer or grant (A) any shares of capital stock of or other voting or equity interests in any Acquired Company (including the Shares) or (B) any warrant, option, right, agreements, “phantom” stock right, stock appreciation right, stock-based performance unit, convertible, exercisable or exchangeable securities or rights or any other commitment or undertaking (1) pursuant to which any Acquired Company is or may become obligated to issue, deliver, sell, transfer or grant (x) any shares of capital stock of or other voting or equity interests in any Acquired Company (including the Shares) or (y) any security convertible into, or exercisable or exchangeable for, any shares of capital stock of or other voting or equity interests in any Acquired Company (including the Shares), or (2) pursuant to which any Acquired Company is or may become obligated to issue, deliver, sell, transfer or grant any such warrant, option, right, unit, security, commitment or undertaking described in the foregoing clause (1) that gives any Person the right to receive any benefit or right similar to any rights enjoyed by or accruing to the holders of any shares of capital stock of or other voting or equity interests in any Acquired Company (including the Shares);

(iv)          except for (A) indebtedness that will be settled in full or terminated or canceled at or before the Closing, (B) indebtedness for borrowed money incurred under credit facilities of any Acquired Company in existence as of the date hereof and (C) indebtedness in respect of currency or interest rate hedges entered into to hedge currency or interest rate risks arising in the ordinary course of business and not for speculative purposes, (1) incur in excess of $1,000,000 of indebtedness for borrowed money outstanding at any time; (2) enter into any Contract involving financing or borrowing of money; or (3) assume, guarantee or endorse the obligations of any Person if, in each of the foregoing (1), (2) and (3), such obligations would be obligations of the Acquired Companies following the Closing or would be Assumed Liabilities;

(v)           permit any of the material assets of the Acquired Companies or the Business to become subjected to any Encumbrance other than (A) those Encumbrances which will be removed at or prior to the Closing or (B) Permitted Encumbrances;

(vi)          with respect to any Acquired Company, fail to maintain its corporate existence, adopt or enter into any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or merge or consolidate with any other Person, or, with respect to any Acquired Company or the Business, enter into any joint venture or similar venture with any other Person;

(vii)         permit any Acquired Company or the Business to purchase any securities or make any investment or capital contribution in any Person, either by purchase of stock or securities, contributions to capital or asset transfers, or acquire (either by merger, consolidation or otherwise), direct or indirect control over, any Person, business, business organization or division thereof other than any such purchases, investments, capital contributions or acquisitions by an Acquired Company for which the aggregate consideration paid (A) in any individual transaction is not in excess of $2,500,000 or (B) in the aggregate is not in excess of $5,000,000;

(viii)        permit any Acquired Company to loan or advance any amount other than (A) to another Acquired Company or (B) loans or advances to employees of any Acquired Company for travel and business expenses in the ordinary course of business;

(ix)          except for the sale of the Businesses’ products or services in the ordinary course of business, sell, transfer, lease (other than renewals of existing leases), sublease or otherwise dispose of any material properties or assets of (A) the Acquired Companies or Business having an aggregate value in excess of $1,000,000 or (B) the Acquired Companies to any member of the Seller Group;

(x)            commit to make any capital expenditures for the Business to be made after the Closing in excess of $1,000,000, individually, or $2,500,000, in the aggregate, other than as set forth in the capital budget of the Business made available to Purchaser prior to the date hereof;

(xi)           waive, abandon, or otherwise dispose of any rights in or to any material Acquired Company IP, (A) other than the expiration of Acquired Company Registered IP in accordance with the applicable statutory term and (B) with respect to Acquired Company IP that Seller has determined in the ordinary course of business consistent with past practice (including its policies and procedures regarding the protection and maintenance of Intellectual Property) is no longer material;

(xii)         disclose any material Trade Secrets of the Business, other than to any Persons that are subject to a confidentiality or non-disclosure obligations protecting against further disclosure thereof;

(xiii)        declare or set aside any dividends or distributions on any shares of capital stock of or other voting or equity interests of any Acquired Company (in cash or in kind) to the extent such dividends or distributions (A) are payable at or after the Closing or (B) payable in anything other than cash;

(xiv)        initiate any Proceeding relating to the Business outside the ordinary course of business or enter into any settlement or release with respect to any Proceeding relating to the Business to the extent constituting an Assumed Liability other than (A) any settlement or release that contemplates only the payment of money of an amount less than $250,000 individually or $1,000,000 in the aggregate (net of any insurance coverage) and does not involve any equitable relief imposed against the Acquired Companies or the Business (excluding confidentiality, non-disparagement, and other similar customary provisions) and results in a release of the claims giving rise to such Proceeding, (B) any settlement or release involving the payment of liabilities to the extent reflected or reserved against in the reserved against in the Latest Balance Sheet or that are fully covered by insurance policies of Seller or its Subsidiaries (including the Acquired Companies) or (C) to the extent such Proceeding and any associated liabilities are Retained Liabilities;

(xv)         other than in the ordinary course of business, for any Acquired Company (A) make, change, or revoke any Tax election, (B) make any change to any Tax or accounting method or system of internal accounting control of the Business, (C) change any annual Tax accounting period, (D) file any amended Tax Return, (E) enter into any material closing agreement or settle any material Tax claim or assessment, (F) surrender any right to claim a material refund of Taxes, or (G) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xvi)        accelerate the collection of accounts receivable, materially outside the ordinary course of business;

(xvii)       terminate, cancel, modify, waive any right under, amend, or assign any Material Contract (other than any Specified Material Contract), other than in the ordinary course of business, or enter into any Contract that would have constituted a Material Contract (other than a Specified Material Contract) if entered into prior to the date hereof, other than new Contracts that are entered into in the ordinary course of business;

(xviii)      modify, renew, extend, or enter into any Collective Bargaining Agreement;

(xix)         (A) acquire any material real property interest, (B) incur, grant, suffer, create or assume any Encumbrance (other than Permitted Encumbrances) with respect to Real Property of the Business, or (C) sell, lease, or transfer or dispose of any Real Property of the Business;

(xx)          except as may be required by the terms of an Acquired Company Benefit Plan, Seller Benefit Plan or Collective Bargaining Agreement (A) increase or promise to increase (i) the compensation of any Business Employee, other than, (I) for any Business Employee at or above the level of director who the Seller or the applicable Acquired Company determines, in their sole discretion, has received a competitive offer of employment from any other company, increases in the annual target compensation for any such Business Employee up to an amount equal to 125% of such Business Employee’s annual target compensation, or (II) for any Business Employee below the level of director, increases in annual base salary and proportionate target bonus opportunity in the ordinary course of business not to exceed 1% in the aggregate (and proportionate target bonus opportunity) or (ii) the severance, termination pay or benefits of any Business Employee, except for increases under Seller Benefit Plans (other than any severance plan, program, practice or policy) that provide for health, welfare or retirement benefits and that are applied in a substantially similar manner to all similarly situated employees of Seller and its Affiliates who participate in such plans, (B) enter into, adopt, amend or terminate any Acquired Company Benefit Plan, other than (i) renewals for health and welfare benefits, that would not reasonably be expected to result in a material liability to Purchaser and its Affiliates (including, following the Closing, the Acquired Companies) and (ii) entering into employment agreements or offer letters with Business Employees hired after the date hereof that provide for terms and conditions consistent with past practice, (C) hire or terminate (other than for cause) any Business Employee at or above the level of director, other than to hire a Business Employee to fill any position or role vacancies (provided, that, the annual target compensation for any such newly hired Business Employee shall not exceed 125% of the annual target compensation of the Business Employee who previously occupied the applicable position or role), (D) transfer the employment of any Business Employee outside of the Business other than where such Business Employee applied for, and was selected in a competitive process not targeted at Business Employees, a position within the Seller Group that is outside of the Business, (E) transfer the sponsorship of any Acquired Company Benefit Plan to Seller or one of its Affiliates (other than the Acquired Companies) or cause any Acquired Company to accept the transfer of the sponsorship of any Seller Benefit Plan; (F) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Business Employees; or (G) implement or announce any employee layoffs, plant closings, or other actions covering Business Employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988 and any similar Legal Requirement; or

(xxi)         enter into any legally binding commitment with respect to any of the foregoing.

(b)            Notwithstanding anything to the contrary in this Agreement, nothing in this Section 6.1 shall prohibit or otherwise restrict in any way the operation of the business of Seller or its Subsidiaries, except solely with respect to the conduct of the Business. Notwithstanding any provision herein to the contrary, prior to (but not after) the Benchmark Time, without the consent of Purchaser, Seller and its Subsidiaries will be permitted to (i) declare and pay dividends and distributions of, or otherwise transfer or advance, to Seller or any Subsidiary thereof, any Cash (including in connection with any “cash sweep” or cash management practices), (ii) make any payments under, or repay (in part or in full), refinance or replace, any Indebtedness or intercompany receivables, payables, loans and balances and (iii) take any action contemplated pursuant to Sections 6.4 or 6.8.

(c)            Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the operations of the Business or any of the Acquired Companies prior to the Closing. Prior to the Closing, Seller shall, and shall cause its Subsidiaries to, exercise, consistent with the terms and conditions of this Agreement, control and supervision over the operations of the Business and the Acquired Companies.

6.2            Pre-Closing Access to Information.

(a)            Until the earlier of (i) the Closing and (ii) the termination of this Agreement pursuant to its terms, Seller shall, and shall cause IP Seller and the Acquired Companies (and to the extent related to the Business, its other Affiliates) to, permit Purchaser and the Financing Sources to have reasonable access, upon reasonable prior notice, during normal business hours in a manner so as not to interfere with the normal business operations of Seller and its Affiliates and in accordance with the reasonable procedures established in good faith by Seller, to the books, assets, properties, Contracts and records of the Acquired Companies and the Business; provided, however, that the foregoing shall not: (1) require Seller or its Affiliates (including IP Seller and the Acquired Companies) to provide access or to disclose information where Seller reasonably believes in good faith that such access or disclosure would contravene any Legal Requirement (including those relating to data protection or privacy) or Contract, or would result in the waiver of any legal privilege or work-product protection; provided that Seller shall use commercially reasonable efforts to allow for access to the extent that doing so does not result in the loss of any such protection, (2) include any invasive investigations, sampling or testing whatsoever for or regarding any environmental matters, which may be granted or withheld in Seller’s sole and absolute discretion, (3) require Seller or any of its Affiliates to provide Purchaser, its Affiliates or its and their Representatives with (A) any Consolidated Return (or copy thereof), (B) information relating to businesses of Seller or any of its Affiliates other than the Business or (C) information relating to individual performance or evaluations or medical histories, (4) require Seller or its Affiliates to provide Purchaser or its Representatives with any information related to the Transactions or Seller’s or its Representatives’ evaluation thereof, including projections, financial or other information related thereto other than projections, financial or other information prepared in the ordinary course of the Business without being primarily prepared for the Transactions or (5) require Seller to provide (A) confidentiality or non-disclosure agreements, letters of intent, expressions of interest or other proposals received in connection with transactions comparable to the Transactions or any information or analysis relating to any such communications or (B) financial or operating data or other information that has not previously been prepared by Seller or its Affiliates (including the Acquired Companies), or that is not otherwise prepared in the ordinary course of operating the Business. Any information disclosed under this Section 6.2(a) will be subject to the provisions of Section 6.5.

(b)            Until the earlier of the Closing and the termination of this Agreement pursuant to its terms, Purchaser shall not, and shall cause its Affiliates and its and their respective Representatives not to, communicate with any of the officers, directors, employees, customers or landlords of, or suppliers to, the Business, the Acquired Entities or their Affiliates (including the Acquired Companies), to the extent such communications are related to the Business or the Acquired Companies, without the prior written consent of Seller (which consent may not be unreasonably withheld, conditioned or delayed); provided that nothing in this Section 6.2 shall prohibit Purchaser, its Affiliates and its and their respective Representatives from communicating with (i) such Persons in the ordinary course of their respective business unrelated to this Agreement, the Transactions, the Acquired Companies or the Business in connection with ongoing commercial relationships or (ii) Business Employees at such a time and in such a manner as mutually agreed by the parties in advance in connection with post-Closing matters relating to such Business Employees’ employment.

6.3            Cooperation. Subject to Section 6.6, prior to the Closing, Seller shall, and shall cause its Affiliates to, and Purchaser shall, and shall cause its Affiliates to, use reasonable best efforts to cause all Closing Conditions to be met as promptly as reasonably practicable and, in any event, prior to the Outside Date.

6.4            Consents; Termination of Intercompany Agreements.

(a)            Subject in all cases to the other terms and conditions set forth in this Agreement, prior to the Closing, Seller shall, and shall cause its Affiliates and the Acquired Companies to, use commercially reasonable efforts to obtain any Consents of, and make any registrations, declarations, filings and notifications to, any Persons (other than to the extent subject to Section 6.6) that may be (i) required in connection with the Transactions and (ii) requested by Purchaser. Except with the written consent of Seller, prior to Closing, Seller or its Affiliate shall be the sole party that contacts or communicates with any counterparty to third-party Consents (other than to the extent subject to Section 6.6) concerning this Agreement, the other Transaction Documents or the Transactions; provided that, Seller and its applicable Affiliates shall consult in good faith with Purchaser and keep Purchaser reasonably informed, in each case, regarding the obtaining of any third-party Consents, and shall not agree to any adverse modifications or amendments to any Contract or Permit or to the payment of any amount in connection with obtaining or seeking any Consent, waiver, novation, modification, replication or approval applicable to the Acquired Companies or the Business following the Closing without the prior written consent of Purchaser. Any amounts payable in connection with obtaining any Consent, waiver, novation, modification, replication or approval under any Contract or Permit, and any financial penalty or fee or refund of any amounts payable in connection with, or as a result of, the Transactions under any Contract or Permit of any Acquired Company, shall be borne and paid by Purchaser. Notwithstanding anything to the contrary contained in this Agreement, neither Seller nor any of its Affiliates shall (i) be required to expend any money, commence or participate in any Proceeding, incur liabilities or offer or grant any accommodation (financial or otherwise) to any third party to obtain any Consent described in this Section 6.4(a), or (ii) have any obligations to obtain any Consent (except as expressly set forth in this Section 6.4(a) and Section 6.6).

(b)            Except for (i) the Transaction Documents (and each other agreement or instrument expressly contemplated by the Transaction Documents to be entered into by any member of the Seller Group, on the one hand, and any Acquired Company, on the other hand), (ii) any Contracts or understandings to which any third party is a party (including the Shared Contracts) and (iii) any intercompany contracts, any arrangements, financing agreements, intercompany loans, transactions, accounts, commitments and claims between the Acquired Companies, on the one hand, and Seller or any of its Affiliates (other than an Acquired Company), on the other hand (the “Intercompany Agreements”), shall be terminated (or deemed terminated without any further action on the part of any party thereto) effective no later than as of the Closing without any party having any continuing obligations or liability to the other party under the Intercompany Agreements. Seller shall, and shall cause the Acquired Companies to, settle all amounts due and payable to an Acquired Company from Seller or any of its Affiliates (other than an Acquired Company), and all amounts due and payable to Seller or any of its Affiliates (other than an Acquired Company) from an Acquired Company, shall, in each case, prior to the Closing and in a manner that does not result in an increase of any ongoing Liabilities of the Acquired Companies following the Closing.

(c)            Seller agrees to take the actions set forth on Schedule 6.4(c) of the Seller Disclosure Schedule.

(d)            Purchaser acknowledges and agrees that (i) the Business as presently conducted receives or benefits from the Corporate Functions and (ii) effective as of the Closing, the sole obligations of Seller and its Affiliates with respect to the provision of any such Corporate Functions to the Business shall be as set forth in the Transition Services Agreement.

6.5            Confidentiality.

(a)            The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect (and all obligations thereunder shall be binding upon Purchaser and its Representatives (as defined in the Confidentiality Agreement) as set forth therein) until the Closing, at which time the obligations under the Confidentiality Agreement shall terminate; provided, however, that Purchaser’s confidentiality obligations shall terminate only in respect of that portion of the Proprietary Information (as defined in the Confidentiality Agreement) exclusively to the extent relating to the Acquired Companies, the IP Seller IP and the Business and, for all other Proprietary Information (“Non-Business Proprietary Information”), the term of the Confidentiality Agreement shall continue to apply to such Non-Business Proprietary Information until the termination or expiration of the applicable terms of the Confidentiality Agreement, and shall promptly destroy or cause to be destroyed all Non-Business Proprietary Information in its possession or in the possession of any of its Representatives (as defined in the Confidentiality Agreement) in accordance with the Confidentiality Agreement. If for any reason the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. In the event of a conflict or inconsistency between the terms expressly set forth in this Agreement (rather than incorporated by reference herein) and the Confidentiality Agreement, the terms of this Agreement will govern. Notwithstanding the foregoing, the Purchaser and its Representatives may disclose the Required Information without any obligation on the part of the Financing Sources or other recipients thereof contemplated in Section 6.7(c) hereof to comply with the terms of this Agreement or the Confidentiality Agreement.

(b)            During the four (4)-year period following the Closing, Seller shall keep confidential and refrain from using, and cause its Affiliates and its and their respective Representatives to keep confidential and refrain from using, all non-public, confidential or proprietary information concerning the Acquired Companies or the Business, except (i) as required or requested by a Governmental Authority or required pursuant to Legal Requirements or the rules or regulations of any securities exchange or listing authority or legal, administrative or judicial process (provided that Seller shall, to the extent permitted by Legal Requirements, promptly notify Purchaser of such requirement or request and the disclosure that is expected to be made with respect thereto and, to the extent requested by Purchaser, shall reasonably cooperate with Purchaser (at Purchaser’s sole expense) to seek a protective order or other appropriate remedy to limit or obtain confidential treatment for such disclosure, and in the event no such protective order or remedy is obtained, Seller will furnish only that portion of such non-public, confidential or proprietary information which Seller is advised by counsel is required by Legal Requirements and will exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such non-public, confidential or proprietary information), (ii) for information that is available, as of immediately following the Closing, generally to the public, or thereafter becomes generally available to the public, other than as a result of a breach of this Section 6.5(b), (iii) to the extent such use is reasonably necessary to enable Seller or its Affiliates to fulfill its obligations to Purchaser and the Acquired Companies under any Transaction Document, (iv) for information disclosed to Seller or any of its Affiliates following the Closing Date on a non-confidential basis by any Person not known by Seller after reasonable inquiry to be bound by an obligation of confidentiality to Purchaser or any of its Affiliates, (v) as necessary for the preparation and filing of any Tax Return or defense of any Tax Proceeding or as reasonably related to any Tax matter of any member of the Seller Group or (vi) is demonstrated by Seller or its Affiliates to have been independently developed following the Closing Date not in violation of its or its Representatives’ obligations under this Section 6.5(b) and without reference to any non-public, confidential or proprietary information concerning the Acquired Companies or the Business or any information from a source that is subject to a confidentiality obligation to the Acquired Companies or the Business or is otherwise prohibited from furnishing such information to Seller, its Affiliates or their respective Representatives.

(c)            Promptly following the Closing, Seller shall deliver, or cause to be delivered, to Purchaser copies of all books, records and documents, in any form or medium, to the extent related to the Business or the Acquired Companies (in each case, including any applicable attorney-client privilege, attorney work product protection and expectation of client privilege attaching to any such books, records and documents) and in the possession of Seller and its Affiliates (other than the Acquired Companies), other than books, records and documents the provision of which is subject to the Transition Services Agreement. Seller shall promptly destroy or cause to be destroyed all duplicate or back-up copies thereof and any notes, extracts or summaries based thereon in its possession or in the possession of any of its Representatives, without retaining any copy thereof in any form or medium; provided, however, that Seller, its Affiliates and its Representatives may keep one copy of such information, including one copy of any notes, reports, summaries, analyses, compilations, forecasts, studies, interpretations, memoranda or other material based thereon, to the extent such retention is required to comply with applicable Legal Requirement or pursuant to a bona fide internal document retention policy for use solely to demonstrate compliance with such requirements (and, to the extent such information is retained electronically, ordinary access thereto shall be limited only to information technology personnel in connection with their information technology duties). Upon Purchaser’s written request, Seller will certify to Purchaser in writing that all information has been so destroyed. This Section 6.5(c) shall not apply to any Consolidated Returns or other Tax Returns of the Seller Group or any books, records, documents, working papers or other information related thereto or to the Tax matters of any member of the Seller Group.

6.6            Reasonable Best Efforts; Regulatory Filings.

(a)            Subject to the limitations set forth in this Section 6.6, Seller and Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper or advisable under this Agreement and Legal Requirements to consummate and make effective the Transactions as promptly as possible following the date of this Agreement, which actions include (i) using reasonable best efforts to obtain as promptly as possible each Consent, Permit and Order of any Governmental Authority that may be, or become, necessary for the consummation of the Transactions (collectively, “Governmental Approvals”), (ii) cooperating in determining which filings are required or advisable to obtain any Governmental Approval or any exemption by any Governmental Authority, (iii) furnishing all information and documents required by or advisable under applicable Legal Requirements in connection with Governmental Approvals or filings with any Governmental Authority, (iv) filing, or causing to be filed, as promptly as practicable following the execution and delivery of this Agreement, applicable notifications with the necessary Governmental Authorities (v) using reasonable best efforts to obtain as promptly as possible the requisite clearances, approvals or expiration of any waiting period, including those under the HSR Act, and any other applicable Antitrust Laws or Investment Screening Laws, and (vi) defending any actions, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any Order entered by any court or other Governmental Authority vacated or reversed. In furtherance and not in limitation of the foregoing, each party hereto agrees that it will use its reasonable best efforts to file or cause to be made as promptly as reasonably practicable, but in any event no later than fifteen (15) Business Days following the date of this Agreement, any required notification and report forms under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”).

(b)            In connection with, and without limiting, the efforts referenced in Section 6.6(a), Seller and Purchaser shall (i) furnish to the other, and Seller shall cause the Acquired Companies to furnish to Purchaser, such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, and any other applicable Governmental Approval, (ii) permit the other party to review any filing or submission prior to forwarding to the FTC, the DOJ, and other Governmental Authorities (except where such material is confidential to a party in which case it will be provided, subject to applicable Legal Requirements, to the other party’s counsel on an “external counsel” basis) and consider in good faith the other party’s reasonable comments in connection therewith, (iii) keep each other apprised of the status of any material communications with, and any inquiries or requests for additional information from, any Governmental Authorities and substantially comply as promptly as reasonably practicable with any such inquiry or request and (iv) agree not to, and Seller shall cause the Acquired Companies not to, participate in any substantive meeting or discussion, either in person or by telephone or videoconference, with any Governmental Authority in connection with the Transactions, unless (A) it consults with the other party in advance and (B) gives the other party the opportunity to attend and participate; provided that a party shall not be required to give the other party the opportunity to attend and participate to the extent prohibited by such Governmental Authority. Neither Seller nor Purchaser shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period or withdraw its filing under the HSR Act or any other Antitrust Law or Investment Screening Law without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Section 6.6 or any other provision of this Agreement, Purchaser shall, after considering in good faith Seller’s views and comments, control and lead all communications, negotiations, timing, decisions, and strategy on behalf of the parties relating to the Governmental Approvals. Whether or not the Transactions are consummated, Purchaser shall be responsible for the payment of all filing fees payable to any Governmental Authority in connection with the HSR Act and any other notifications or filings required pursuant to this Section 6.6. Notwithstanding anything to the contrary in this Section 6.6, each of Seller and Purchaser may redact materials provided to the other party: (I) to remove competitively sensitive information or information concerning valuation; (II) as necessary to comply with legal or contractual arrangements; and (III) as necessary to address reasonable attorney-client privilege or other privilege or confidentiality concerns.

(c)            Seller and Purchaser will use reasonable best efforts to substantially comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Authority. Purchaser agrees to take any and all steps necessary or advisable to avoid or eliminate each and every impediment under any Legal Requirement that may be asserted by any Governmental Authority or any other Person so as to enable the parties hereto to expeditiously consummate the Transactions, including proposing, negotiating, committing to and consenting to any divestiture, sale, disposition, hold separate order or other structural or conduct relief, or other operational undertakings, in order to obtain any Governmental Approval; provided, however, that, notwithstanding anything to the contrary in this Agreement, none of Purchaser or any of its Affiliates or Subsidiaries shall be required to (and without Purchaser’s prior written consent, the Acquired Companies and Seller shall not) agree to divest, sell, dispose of, encumber, limit or otherwise take any other action or agree to any remedy, whether structural, behavioral, or otherwise, that would, individually or in aggregate, reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Purchaser and its Subsidiaries (including the Acquired Companies) after giving effect to the Closing, taken as a whole; provided, further, however, that notwithstanding anything in this Agreement to the contrary, any actions or efforts by Purchaser contemplated in this Section 6.6(c) shall be conditioned upon the consummation of the Transactions.

(d)            Purchaser shall not, directly or indirectly, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose a material delay in the obtaining of, or materially increase the risk of not obtaining, any Governmental Approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period under any Legal Requirement, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the Transactions or (iii) prevent or materially delay the consummation of the Transactions.

(e)             Notwithstanding anything in this Section 6.6 to the contrary, nothing in this Section 6.6 shall to the extent not conditioned upon the Closing, require, or be deemed to require, Seller or any of its Subsidiaries or Purchaser or any of its Subsidiaries or Affiliates to propose, negotiate, offer to commit, effect or agree to (A) any sale, divestiture, license or disposition of assets or businesses of any Acquired Company, Purchaser, or Purchaser’s Subsidiaries or Affiliates or (B) any behavioral remedy of any Acquired Company, Purchaser, or Purchaser’s Subsidiaries or Affiliates.

6.7	Financing Cooperation.

(a)            From the date hereof until the Closing, Seller shall use its reasonable best efforts to provide, Seller shall cause IP Seller and the Acquired Companies to use reasonable best efforts to provide, and Seller shall use reasonable best efforts to cause each of its Representatives to use reasonable best efforts to provide, at Purchaser’s sole cost and expense, customary cooperation, to the extent reasonably requested by Purchaser, necessary or advisable for the arrangement of the Debt Financing (including an offering of notes in lieu of any bridge facility for the purpose of financing the Transactions and related fees and expenses contemplated by this Agreement) or any Alternative Debt Financing, including using reasonable best efforts to do the following: (i) participating (and causing appropriate members of Senior Management of the Business to participate) in a reasonable number of lender marketing meetings, presentations, drafting sessions, road shows, due diligence sessions and calls and sessions and other customary syndication activities with ratings agencies and prospective financing sources, in each case, in connection with the Debt Financing and with reasonable advance notice and at reasonable times and locations to be mutually agreed upon (it being understood that any such meetings may take place via videoconference or web conference at Seller’s option), (ii) at least four (4) Business Days prior to the Closing Date, providing all information regarding the Acquired Companies and the Business required in connection with the Debt Financing by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, in each case, as reasonably requested by Purchaser in writing at least nine (9) Business Days prior to the Closing Date, (iii) furnishing Purchaser as promptly as reasonably possible with the Required Information, all of which is Compliant, (iv) furnishing Purchaser with reasonable information and materials with respect to the Acquired Companies to be used in Purchaser’s preparation of customary lender and investor presentations, rating agency presentations, bank information memoranda (including a version thereof that does not contain material non-public information), business projections (it being understood that Purchaser shall have sole responsibility therefor), offering documents, prospectuses, memoranda and other similar documents for the Debt Financing, including customary authorization letters related thereto authorizing the distribution of information to prospective lenders and containing customary representations with respect to the presence or absence of material non-public information about the Acquired Companies and regarding the accuracy of the information provided by, or with respect to, the Acquired Companies; provided that any such information distributed (including any authorization letters) shall contain customary language which shall exculpate Seller and its Representatives and Affiliates with respect to any liability related to or responsibility for the contents of such information or related marketing materials by the recipients thereof, except to the extent of the representations with respect to the presence or absence of material non-public information described above, (v) assisting with the preparation and/or filing of, and executing and delivering, any customary pledge and security documents and any other agreements, documents or certificates that facilitate the pledging of collateral as reasonably requested by Purchaser and required for the funding of the Debt Financing, including UCC termination statements, similar release documents (if any), and delivery of possessory collateral, all of which shall be effective only at or after Closing, (vi) cooperating with the Financing Sources’ due diligence efforts (including the provision of “backup” support), to the extent reasonable and customary for financings similar to the Debt Financing, (vii) causing the Acquired Companies’ independent auditors to provide, consistent with customary practice, customary auditors consents and customary “comfort” letters (including “negative assurance” comfort and change period comfort) as reasonably requested by the Financing Sources with respect to financial information relating to the Business included in the offering documentation for the Debt Financing (including using reasonable best efforts to obtain, to the extent applicable, consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, in each case as reasonably requested by Purchaser or the Financing Sources) and participate in due diligence sessions and drafting sessions with the Financing Sources and (viii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Purchaser that are necessary or advisable to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available on the Closing Date to consummate the transactions contemplated by this Agreement; provided that nothing in this Agreement (including this Section 6.7) will require any such cooperation or action to the extent that it could (A) require Seller or any of its Affiliates or any of their respective Subsidiaries or officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents or other Representatives to pay (or agree to pay) any commitment or other fee, make any other payment, provide (or agree to provide) any indemnities, reimburse any expenses or otherwise incur any liability or other obligation in connection with the Debt Financing, (B) require Seller or any of its Affiliates or any of their respective Subsidiaries or any individual who is a member of the board of directors (or other similar governing body) of such entities to pass resolutions or consents to approve, or authorize the execution of, the Debt Financing or any Definitive Agreement (other than with respect to the Acquired Companies only, any such resolutions or consents that (x) are passed by Persons who will continue as members of the board of directors (or other similar governing body) of the Acquired Companies after the occurrence of the Closing and (y) are subject to and conditioned upon, and do not become effective until, the occurrence of the Closing), (C) require Seller or any of its Affiliates or any of their respective Subsidiaries or Representatives to enter into, execute or deliver any Contract or other documentation (other than (1) the authorization letters referred to in clause (iv) of this Section 6.7(a) and (2) with respect to the Acquired Companies only, any such documents that (x) are executed or delivered, as applicable, by Persons who will continue as officers or members of the board of directors (or other similar governing body) of the Acquired Companies after the occurrence of the Closing and (y) are subject to and conditioned upon, and do not become effective until, the occurrence of the Closing), (D) impose any personal liability on the officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents or other Representatives of Seller, its Affiliates or their respective Subsidiaries, (E) unreasonably interfere with the operation of the business of Seller or any of its Affiliates or any of their respective Subsidiaries or Representatives, (F) cause any representation or warranty in this Agreement to be breached by Seller, its Affiliates or its Subsidiaries or require any waiver or amendment of the terms of this Agreement, (G) conflict with or result in any violation of the organizational documents of Seller or its Subsidiaries or any of their respective Affiliates or any Legal Requirement, (H) result in the contravention of, or result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Seller, its Subsidiaries or any of their respective Affiliates is party or by which it is bound (and, in each case, which was not entered into in contemplation of this Agreement), (I) provide access to or disclose information that Seller or its Subsidiaries reasonably determines would jeopardize any attorney-client or similar privilege or protection of Seller or any of its Affiliates or any of their respective Subsidiaries or Representatives so long as Seller or its Subsidiaries shall have used commercially reasonable efforts to disclose such information in a way that would not waive such privilege or protection, (J) require Seller or any of its Affiliates or any of their respective Subsidiaries or Representatives to provide any solvency or other similar certificate of its chief financial officer or similar Representative, or (K) require Seller or any of its Affiliates or any of their respective Subsidiaries or Representatives to provide or prepare any projections, pro forma financial statements or other forward-looking financial information or any financial information other than the Required Information. Notwithstanding anything to the contrary herein, the failure of Seller or any of its Affiliates or any of their respective Subsidiaries or Representatives to comply with this Section 6.7 shall not give rise to the failure of a condition precedent set forth in Section 10.1(b) or termination right pursuant to Section 11.1(b) unless Purchaser’s failure to obtain any portion of the proceeds of the Debt Financing was a result of the material breach of the obligations of Seller to comply with its obligations under this Section 6.7.

(b)            Seller and the Acquired Companies hereby consent to the customary use of their logos in connection with the Debt Financing prior to the Closing Date; provided that such logos are used solely in a manner that is not intended or reasonably likely to (i) harm or disparage Seller or its Subsidiaries or their reputation, goodwill or marks or (ii) otherwise materially adversely affect Seller or any of its Subsidiaries.

(c)            Notwithstanding any other provision set forth herein, the Confidentiality Agreement or in any other agreement between Seller and Purchaser (or their respective Affiliates), Seller agrees that Purchaser and its Affiliates may share any confidential information with respect to Seller, the Acquired Companies and the Business with any Financing Sources, and that Purchaser and their respective Affiliates and such Financing Sources may share such information with potential Financing Sources in connection with any marketing efforts with respect to the Debt Financing; provided that the recipients of such information and any other confidential information contemplated to be provided by Seller and the Acquired Companies or any of their respective Affiliates pursuant to this Section 6.7 are subject to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books or offering materials.

(d)            Upon written request by Seller, Purchaser will (i) upon the earlier of the Closing and termination of this Agreement in accordance with Section 11.1, reimburse Seller and its Subsidiaries for any reasonable and documented out-of-pocket costs or expenses (limited in the case of legal expenses, to the reasonable and documented out-of-pocket attorney’s fees of one firm of outside counsel) incurred or otherwise payable by Seller or any of its Affiliates or any of their respective Subsidiaries or Representatives in connection with their cooperation requested by Purchaser pursuant to this Section 6.7 and (ii) indemnify, defend and hold harmless Seller and its Affiliates and their respective Subsidiaries and Representatives, and the successors and assigns of each of the foregoing Persons from and against any and all liabilities, losses, damages, claims, reasonable and documented out-of-pocket costs and expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the cooperation or efforts pursuant to this Section 6.7 or otherwise in complying with their obligations in connection with the arrangement of the Debt Financing (including actions taken in accordance with this Section 6.7) or any information used or misused in connection therewith, except to the extent that any of the foregoing arises from the bad faith, gross negligence, material breach or willful misconduct of Seller or its Subsidiaries, in each case, as determined by a court of competent jurisdiction in a final and non-appealable decision.

(e)            The parties hereto acknowledge and agree that the provisions contained in this Section 6.7 represent the sole obligation of Seller and its Affiliates and any of their respective Subsidiaries or Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement (including the Debt Financing Commitment), and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Debt Financing Commitment shall be deemed to expand or modify such obligations.

6.8	Financing Obligation.

(a)            Purchaser shall, and shall use reasonable best efforts to cause each of its Affiliates to, use its reasonable best efforts to take all actions and do all things necessary, proper or advisable to obtain the proceeds of the Debt Financing in an amount equal to at least the Required Amount on the terms and subject only to the conditions set forth in the Debt Financing Commitment at or prior to the Closing, including (i) complying with its obligations under the Debt Financing Commitment, (ii) maintaining in effect the Debt Financing Commitment and the definitive financing agreements related to the Debt Financing (the “Definitive Agreements”) in accordance with the terms and conditions thereof, (iii) negotiating, entering into and delivering the Definitive Agreements on a timely basis (taking into account the Marketing Periods, as applicable) on terms and conditions (including the flex provisions) contained in the Debt Financing Commitment and without any Prohibited Modification, (iv) satisfying on a timely basis all conditions applicable to Purchaser and/or its Affiliates contained in the Debt Financing Commitment and the Definitive Agreements within their control, including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing, (v) enforcing all of its rights, and using reasonable best efforts to enforce the obligations of the other parties, under the Debt Financing Commitment and the Definitive Agreements and (vi) consummating, and obtaining the proceeds of, the Debt Financing at or prior to the Closing. Purchaser shall, upon the request of Seller, keep Seller informed on a current and timely basis and in reasonable detail of the status of its efforts to obtain the Debt Financing and of developments concerning the timing of the closing of the Debt Financing. Without limiting the generality of the foregoing, Purchaser shall give Seller prompt written notice (A) of any actual or threatened (in writing) violation, breach or default (or, to Purchaser’s Knowledge, any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any violation, breach or default) by any party to the Debt Financing Commitment or any Definitive Agreement or any termination of the Debt Financing Commitment or any Definitive Agreement, (B) of any actual or threatened (in writing) reduction, withdrawal, repudiation or termination of the Debt Financing by any party to the Debt Financing Commitment or (C) if at any time for any reason Purchaser has determined in good faith that it will not be able to obtain all or any portion of the Required Amount of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Financing Commitment or any Definitive Agreement. As soon as reasonably practicable, but in any event within two (2) Business Days following delivery by Seller to Purchaser of written request therefor, Purchaser shall provide any information reasonably requested by Seller relating to any circumstance referred to in clauses (A) through (C) of the immediately preceding sentence.

(b)            Purchaser shall not, without the prior written consent of Seller: (i) amend, modify, supplement, or waive any of the conditions to funding contained in the Debt Financing Commitment or any Definitive Agreement or any other provision of, or remedies under, the Debt Financing Commitment or any Definitive Agreement, in each case, to the extent such amendment, modification or supplement could reasonably be expected to have the effect of (A) reducing the amount of the Debt Financing to an amount less than the Required Amount, (B) otherwise adversely affecting the ability of Purchaser in any material respect to timely consummate the transactions contemplated by this Agreement, including the ability to pay the Required Amount in full, (C) adding new or additional conditions or amending, modifying or supplementing any of the existing conditions to the Debt Financing, (D) delaying, preventing or impeding the Closing or making the timely funding of the Debt Financing (in an amount no less than the Required Amount) or satisfaction of the conditions to obtaining the Required Amount under the Debt Financing less likely to occur or (E) adversely affecting the ability of Purchaser to enforce its rights against the other parties to the Debt Financing Commitment or the Definitive Agreements (the effects described in clauses (A) through (E), collectively, the “Prohibited Modification”); or (ii) terminate the Debt Financing Commitment or any Definitive Agreement; provided, however, subject to compliance with the other provisions of this Section 6.8, Purchaser may (1) amend, modify, supplement or waive any provision of the Debt Commitment Documents to add Financing Sources that have not executed the Debt Commitment Documents as of the date hereof, (2) amend the Definitive Agreements to implement any flex provisions contained in the Debt Financing Commitment or (3) otherwise amend, modify or supplement the Debt Financing Commitment or any Definitive Agreement so long as such amendment, modification or supplement could not effect a Prohibited Modification. Purchaser shall promptly deliver to Seller copies of any such amendment, modification, supplement or replacement (with customary redactions solely to the extent consistent with the requirements under Section 5.6). In the event Purchaser amends, modifies, supplements or replaces the Debt Financing Commitment or any Definitive Agreement in accordance with this Section 6.8, references to “Debt Financing,” “Financing Sources,” “Definitive Agreements,” and “Debt Financing Commitment” (and other like terms in this Agreement) as used in this Agreement shall be deemed to refer to the Debt Financing Commitment and/or Definitive Agreement as so amended, modified or supplemented. In the event all conditions to the Debt Financing Commitment have been satisfied (or waived) and all of the conditions set forth in Section 10.1 and Section 10.3 (not including conditions which are to be satisfied by the delivery of documents, or taking of any other action, at the Closing by any party) have been satisfied (or waived), Purchaser shall use its reasonable best efforts to cause the Financing Sources to fund the Debt Financing in an amount no less than the Required Amount for purposes of consummating the transactions contemplated by this Agreement.

(c)            If all or any portion of the Debt Financing becomes unavailable for any reason, Purchaser shall (i) notify Seller in writing of such event and the reasons giving rise to such event, as promptly as practicable following the occurrence of such event, (ii) use reasonable best efforts, and cause each of its Affiliates to use reasonable best efforts, to arrange and obtain, as promptly as possible following the occurrence of such event, alternative financing for any such unavailable portion of the Debt Financing from the same or alternative sources (it being understood that Purchaser shall not be required to pay fees, economics, or other amounts in excess of that contemplated by the Debt Commitment Documents, and the related fee letters and engagement letters, in effect on the date of this Agreement), which may include one or more of a loan financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof, (A) in an amount sufficient, when added to any portion of the Debt Financing that is and will be available, that is equal to or greater than the Required Amount, (B) on terms no less favorable to Purchaser than the Debt Financing Commitment as of the date hereof (taking into account any flex provisions contained therein), (C) containing conditions that (1) are not more onerous to Purchaser than those conditions contained in the Debt Financing Commitment as of the date hereof and (2) could not reasonably be expected to delay the Closing and (D) which does not contain any Prohibited Modification (any such alternative financing, the “Alternative Debt Financing”) and (iii) obtain a new financing commitment letter (together with its related term sheets and fee letters, the “Alternative Debt Financing Commitment”) or a new definitive agreement with respect thereto that provides for such Alternative Debt Financing. In the event Purchaser obtains Alternative Debt Financing in accordance with this Section 6.8, references to “Debt Financing,” “Financing Sources,” and “Definitive Agreements” (and other like terms in this Agreement) as used in this Agreement shall be deemed to include any Alternative Debt Financing (and consequently the term “Debt Financing” shall include any available portion of the then-existing Debt Financing and the Alternative Debt Financing), and the term “Debt Financing Commitment” as used in this Agreement shall be deemed to include any Alternative Debt Financing Commitment.

(d)            Without limitation to any other obligation of Purchaser and its Affiliates under this Agreement, prior to, and from and after the commencement of the Initial Marketing Period, Purchaser shall use commercially reasonable efforts (taking into account market conditions, the cost of funding into escrow, the expected timing to Closing and such other factors as Purchaser in good faith deems commercially reasonable) to obtain, at or prior to the conclusion of the Initial Marketing Period, the proceeds of the Debt Financing in an amount equal to at least the Required Amount on the terms and subject only to the conditions set forth in the Debt Financing Commitment; provided that, the decision to obtain the Debt Financing during the Initial Marketing Period shall be the sole decision of Purchaser. During the Initial Marketing Period, Purchaser shall consult with, and provide reasonably frequent updates on its financing efforts, to the Chief Financial Officer of Seller.

(e)            Purchaser expressly acknowledges and agrees that (i) obtaining the Debt Financing is not a condition to the Closing and (ii) notwithstanding anything contained in this Agreement to the contrary, Purchaser’s obligations hereunder are not conditioned in any manner upon Purchaser obtaining the Debt Financing, or any other financing.

6.9	Financial Statements.

(a)            Prior to the Closing, Seller shall use reasonable best efforts to cause to be prepared and delivered to Purchaser the (i) audited combined balance sheets of the Business as of December 31, 2022 and December 31, 2023 and (ii) respective related audited combined statements of income, shareholder’s equity and cash flows of the Business (taking into account the Corporate Functions used by the Business), for the fiscal years ended December 31, 2022 and December 31, 2023, and the last day of any subsequent fiscal year ended at least ninety (90) calendar days before the Closing Date, in each case together with an “unqualified” audit opinion issued with respect to such audited financial statements by the Business’s independent auditor (such audited financial statements referred to in the foregoing clauses (i) and (ii), collectively, the “Audited Financial Information”). The Audited Financial Information shall (A) be prepared in good faith and, except as set forth in the notes thereto, in accordance with GAAP, consistently applied throughout the periods covered thereby, (B) fairly present the financial condition and results of operations of the Business (taking into account the Corporate Functions used by the Business), as of the dates and for the periods therein specified, (C) be derived from books and records of Seller that are regularly maintained by management of Seller in accordance with GAAP and (D) have been reviewed in accordance with the applicable procedures of the American Institute of Certified Public Accountants.

(b)            During the period commencing as of the date hereof and continuing until the Closing, Seller shall use reasonable best efforts to deliver the financial information of the Acquired Companies for each calendar month in the form set forth on Schedule 6.9(b) of the Seller Disclosure Schedules to Purchaser within ten (10) Business Days of the end of such calendar month.

6.10	Insurance.

(a)            Without limiting Seller’s obligations under Section 6.7, prior to the Closing, Seller shall use commercially reasonable efforts to keep, or cause its Affiliates to use commercially reasonable efforts to keep, all insurance policies currently maintained by Seller or its Affiliates that cover the Business, or reasonably suitable replacements or renewals of at least equal coverage, in full force and effect through the Closing.

(b)            Subject to, and other than as set forth in this Section 6.10(b) and Section 6.10(c), from and after the Closing, (i) the Acquired Companies shall cease to be insured by the Seller Group’s insurance policies (other than any insurance policies held solely in the name of the Acquired Companies), including any self-insurance, fronted insurance or captive insurance policy or program and (ii) neither Purchaser nor its Subsidiaries (including the Acquired Companies) shall have any access, right, title or interest to or in any such insurance policies (including the right to make claims or receive proceeds thereunder) to cover the Acquired Companies or any liability arising from the operation of the Business on or after the Closing. Seller or any of its Affiliates may, to be effective at the Closing, amend any insurance policies (other than any insurance policies held solely in the name of the Acquired Companies) in the manner it deems appropriate to give effect to this Section 6.10. Notwithstanding the foregoing, Seller shall direct any insurers for any third-party Insurance Policies (other than any self-insurance, fronted insurance or captive insurance policy or program) affording coverage for the Acquired Companies or the Business to continue to process any claims made thereunder by the Acquired Companies or the Business to the extent such claims were made prior to the Closing and cooperate with Purchaser following the Closing in connection therewith, and any such claims shall be further subject to Section 6.10(c) mutatis mutandis.

(c)            From and after the Closing, Seller shall, and shall cause the other members of the Seller Group to, use commercially reasonable efforts, to make any available coverage under the Seller Group’s occurrence-based insurance policies other than any self-insurance, fronted insurance or captive insurance (such policies “Available Insurance Policies”), available to the Acquired Companies with respect to claims arising out of events which have occurred, or conditions which are in existence, prior to the Closing relating to the Acquired Companies, the Business, Business Employees or former employees of the Acquired Companies (such claims “Pre-Closing Claims”), including noticing claims to and reasonably cooperating with the applicable insurer(s) and remitting proceeds to the Acquired Companies, subject to the terms and conditions of such Available Insurance Policies; provided that (i) all applicable deductibles or retentions under any such Available Insurance Policies shall be shared in the same proportion as any insurance proceeds actually received by the Seller Group, on the one hand, and the Acquired Companies, on the other hand, with respect to any one claim (or related claims) under the relevant Available Insurance Policy, (ii) except as expressly set forth in the prior clause (i), Purchaser shall exclusively bear the amount of any claims handling fees or any other amounts payable or to be retained or incurred under any such Available Insurance Policies associated with Pre-Closing Claims, (iii) Seller and its Affiliates shall not be liable for any uninsured or uncovered amounts of such Pre-Closing Claims; (iv) the Acquired Companies shall not, without the express written consent of Seller, amend, modify or waive any rights of Seller or other insureds under any such Available Insurance Policies; (v) Seller shall have the right to reasonably monitor any such Pre-Closing Claims under the Available Insurance Policies, and the Acquired Companies shall keep Seller reasonably apprised of any such Pre-Closing Claims under the Available Insurance Policies; (vi) upon Seller’s request, Purchaser and the Acquired Companies shall provide Seller with reasonable documentation and information regarding any Pre-Closing Claim under an Available Insurance Policy, including with respect to the amount of the claimed loss or damage; (vii) upon Purchaser’s request, Seller shall provide Purchaser with reasonable documentation and information regarding any Pre-Closing Claim or Available Insurance Policy; and (viii) the Acquired Companies shall not assign any Available Insurance Policies or any rights or claims under the Available Insurance Policies. Notwithstanding anything contained herein, (A) neither Seller nor any member of the Seller Group shall be liable to Purchaser or the Acquired Companies for any claims, or portions thereof, not reimbursed by an insurer under any Available Insurance Policy for any reason (other than a failure to comply with this Section 6.10) and (B) Seller shall retain the exclusive right to control all of their insurance policies and programs, including the Available Insurance Policies, including the right to exhaust, erode, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and to amend, modify, terminate or waive any such insurance policies and programs or any rights thereunder; provided that, Seller shall not amend, modify, terminate or waive any coverage under any Available Insurance Policies with respect to periods prior to the Closing in a manner that would impair coverage thereunder available for Pre-Closing Claims or otherwise limit the rights of Purchaser under this Section 6.10, other than pursuant to corporate-wide or multi-business amendments, modifications, terminations, waivers or reductions of limits.

(d)            Prior to the Closing, Seller shall, and shall cause the Acquired Companies to, at Purchaser’s sole cost and expense, use commercially reasonable efforts to cooperate with Purchaser in obtaining any insurance, including any “tail” insurance with respect to matters existing, occurring or arising at or prior to the Closing, related to any Acquired Company or the Business (other than the “tail” insurance contemplated in Section 7.4(b), which insurance is addressed in Section 7.4(b)); provided that failure of Purchaser to obtain any such insurance shall not delay the Closing or be the basis for any claim that the conditions in Section 10.1 have not been satisfied.

6.11         R&W Insurance Policy. Purchaser has conditionally bound the R&W Insurance Policy pursuant to the R&W Binder Agreement. At the Closing, or promptly thereafter, Purchaser shall deliver to Seller a copy of the R&W Insurance Policy. Purchaser acknowledges and agrees that, except in the case of Fraud, from and after the Closing, the R&W Insurance Policy (whether or not it is ultimately bound, and whether or not the R&W Insurance Policy is sufficient to cover any Losses of Purchaser or any of its Affiliates) shall be the sole and exclusive remedy of Purchaser or any of its Affiliates and its and their respective Representatives, successors and assigns of whatever kind and nature, at law, in equity or otherwise, known or unknown, which such Persons have now or may have against Seller or any of its Affiliates in the future, resulting from, arising out of, or related to any inaccuracy or breach of any representation or warranty contained in this Agreement, and none of such Persons shall have any recourse against Seller or any of its Affiliates with respect thereto. Purchaser and its Affiliates shall not consent to, amend, waive or otherwise modify the subrogation provision of the R&W Binder Agreement or the R&W Insurance Policy in any manner without Seller’s prior written consent (which consent shall be in the sole and absolute discretion of Seller). Purchaser shall be solely responsible for all costs to procure, maintain and make claims under the R&W Insurance Policy, including all premiums, retention amounts, Taxes, expenses and costs of any nature whatsoever. The parties hereto acknowledge that Purchaser obtaining the R&W Insurance Policy is a material inducement to Seller entering into the transactions contemplated by this Agreement, and Seller is relying on Purchaser’s covenants and obligations set forth in this Section 6.11.

6.12         Registered Office Addresses. To the extent an Acquired Company uses any facility address of Seller or any of its Affiliates (other than the Acquired Companies) as a registered office address, at Purchaser’s written request, Seller shall, at Purchaser’s sole cost and expense, take any and all actions to transfer the registered office address of any such Acquired Company to the registered office address of Purchaser or any of its Affiliates effective as of the Closing.

6.13         Exclusivity. During the period from the date of this Agreement until the earlier to occur of (a) the Closing and (b) the termination of this Agreement in accordance with its terms, Seller shall not, and shall cause its Affiliates (including the Acquired Companies) and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or encourage any Acquisition Proposal or (ii) institute, pursue or engage in any discussions or negotiations with, or enter into any understanding, arrangement, agreement, agreement in principle or other commitment (whether or not legally binding) with, or provide any information relating to the Business or any of member of the Seller Group to, any Person or group of Persons (other than Purchaser and its Affiliates and its and their Representatives) in furtherance of an Acquisition Proposal.

Article VII

ADDITIONAL COVENANTS OF THE PARTIES

7.1	Transitional Trademark Rights.

(a)            The parties hereto expressly acknowledge and agree that, subject to Section 7.1(b), Section 7.1(c) and Section 7.6, (i) the Acquired Companies, as of the Closing, do not and will not have any right, title or interest (whether express or implied) in, to or under any Seller Group Mark (except for any portion thereof that is Acquired Company IP), and (ii) Purchaser and its Affiliates (including the Acquired Companies) shall have no right, title or interest in or to, or right to use, and Purchaser acknowledges and agrees that it and its Affiliates (including the Acquired Companies) will not hereafter adopt, use, apply to register or register, or authorize others to adopt, use, apply to register or register, any such Seller Group Marks. Neither Seller nor any of its Affiliates shall, following Closing, (A) have any rights in or to any Trademarks included in the Acquired Company IP, and shall not hereafter adopt, use, apply to register or register, or authorize others to adopt, use, apply to register or register, any such Trademarks, or (B) contest the ownership or validity of any rights of the Acquired Companies or Purchaser in or to any such Trademarks.

(b)            Notwithstanding the restrictions set forth in Section 7.1(a), no later than twenty (20) days following the Closing Date, Purchaser shall cause the Acquired Companies to, and the Acquired Companies shall, change their names and cause their certificates of incorporation (or equivalent organizational documents), as applicable, to be amended to remove any reference to the Seller Group Marks.

(c)            Promptly (and in any event, within six (6) months) after the Closing Date (the “Transition Period”) or a reasonable extension of time as the parties may otherwise agree in writing in good faith, Purchaser shall, and Purchaser shall cause its Affiliates to, cease use of the Seller Group Marks in use as of the Closing Date and take commercially reasonable actions to remove, obliterate or cover up the Seller Group Marks from the any vehicles, equipment, business cards, purchase orders and invoices, schedules, stationary, business cards, labels, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials (collectively, the “Trade Materials”); provided, however, that (i) Purchaser shall, and shall cause its Affiliates (including, for the avoidance of doubt, the Acquired Companies after Closing) to, comply with all reasonable instructions of Seller relating to such utilization of the Seller Group Marks that the Acquired Companies were subject to prior to the Closing Date or that otherwise apply to the Seller Group’s use of the Seller Group Marks and (ii) neither Purchaser nor any of its Affiliates (including, for the avoidance of doubt, the Acquired Companies after Closing) shall develop new Trade Materials bearing the Seller Group Marks, it being agreed that Purchaser and the Acquired Companies may continue producing and manufacturing of any Trade Materials in use prior to Closing that bear the Seller Group Marks in connection with their continued operation of the Business during the Transition Period, so long as such use is consistent with the use by the Business prior to Closing (including, for clarity, with respect to the presentation of the Seller Group Marks). Any use by the Acquired Companies of any of the Seller Group Marks as permitted in this Section 7.1(c) is subject to their use of the Seller Group Marks in the same form and manner, and with the same standards of quality, of that used by the Acquired Companies immediately prior to Closing.

(d)            Following the Closing Date, Purchaser shall immediately cause the Acquired Companies to cease to hold themselves out as having any affiliation with the Seller Group, except that at any and all times after Closing, Purchaser and the Acquired Companies shall be permitted to communicate to third parties that Purchaser has purchased the Acquired Companies from Seller and reference such name in such communications. Notwithstanding anything in this Agreement to the contrary, and without limiting the rights otherwise granted in Section 7.1(c), nothing shall prevent Purchaser or its Affiliates from using any Trademark (i) to refer to the historical fact that the Business was previously conducted under those Seller Group Marks under which it was conducted; (ii) to the extent already shipped to or in use by customers of Seller or its Affiliates or required or permitted under Contracts of Seller or its Affiliates as of the Closing or required or permitted under Contracts of Purchaser or its Affiliates (including, for clarity, any of the Acquired Companies); and (iii) to the extent required by or permitted as a fair use or otherwise under applicable Legal Requirement (including historical references).

7.2	IP Licenses.

(a)            Effective as of the Closing, Seller, on behalf of itself and its Subsidiaries, hereby grants to each of the Acquired Companies a perpetual, irrevocable, non-exclusive, worldwide, sublicensable (including through multiple tiers for use in connection with the operation of the Business but not for the independent use by third parties), and royalty-free license to use and exploit all rights under any Intellectual Property (other than Trademarks) owned by Seller Group and its Affiliates as of the Closing that is not Acquired Company IP but was used in the Business within the twelve (12) months prior to the Closing, for use in connection with the conduct of the Business and evolutions and extensions of such Business. The foregoing license is assignable, in whole or in part, in connection with the sale or transfer of any business or assets of the Acquired Companies to which the license relates.

(b)            Effective as of the Closing, each of the Acquired Companies hereby grants to Seller a perpetual, irrevocable, non-exclusive, worldwide, sublicensable (including through multiple tiers for use in connection with the operation of the businesses of Seller and its Subsidiaries (other than the Business) but not for the independent use by third parties), and royalty-free license to use and exploit all rights under any Patents, Copyrights and Trade Secrets, in each case, included in the Acquired Company IP that was used in the businesses of Seller and its Subsidiaries within the twelve (12) months prior to the Closing, for use in connection with the conduct of the businesses of Seller and its Subsidiaries (other than the Business) solely as conducted as of the Closing Date and evolutions and extensions of such businesses. The foregoing license is assignable, in whole or in part, in connection with the sale or transfer of any business or assets of Seller or its Subsidiaries to which the license relates.

7.3	Post-Closing Access to Information.

(a)            From and after the Closing, Purchaser shall, and shall cause the Acquired Companies and its other Affiliates to, afford the Seller Group and their respective Representatives, during normal business hours, upon reasonable request and advance notice, reasonable access to the employees, books, records and properties of each Acquired Company, their Affiliates and the Business, and to make copies of such books and records at Seller’s expense, to the extent that such access is requested in connection with financial statements, Taxes, any potential Proceeding or investigation by or before a Governmental Authority or other Governmental Authority reporting obligations with respect to periods occurring prior to or upon the Closing; provided that the foregoing shall not apply (i) with respect to any information the disclosure of, or access to, which would waive any privilege, violate any Legal Requirement or breach any duty of confidentiality owed to any Person; provided that Purchaser shall use reasonable best efforts to allow for access to the extent that doing so does not result in the loss of any such privilege or violate or breach any such Legal Requirement or duty; or (ii) if such access is sought pursuant to this Agreement in connection with any pending, threatened, or potential claim or Proceeding against Purchaser or its Subsidiaries.

(b)            Purchaser agrees to hold, and to cause the Acquired Companies to hold, all the books and records of the Acquired Companies and the Business existing on the Closing Date and not to destroy or dispose of any such books and records for a period of seven (7) years from the Closing Date or such longer time as may be required by Legal Requirement, and thereafter, if any Acquired Company desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller.

7.4	D&O Insurance.

(a)            From and after the Closing until the date that is six (6) years after the Closing Date, Purchaser shall cause the Acquired Companies to, and the Acquired Companies shall, maintain in effect the provisions regarding indemnification, advancement of expenses and exculpation from liability as set forth in the certificate of incorporation, articles of association, bylaws or other organizational documents of the Acquired Companies that have been made available to Purchaser prior to the date hereof, which provisions shall not be amended, repealed or otherwise modified in any manner that would reasonably be expected to adversely affect the rights thereunder (if any) of any past or present officer or director of any Acquired Company (each, a “D&O Indemnitee”) without his/her written consent except to the extent required by applicable Legal Requirement; provided that, from and after the Closing, all rights of the D&O Indemnitees to and regarding such indemnification, advancement of expenses and exculpation from liability shall be mandatory rather than permissive. For the avoidance of doubt, Purchaser shall cause the Acquired Companies to maintain in effect such provisions for any claim made by a D&O Indemnitee prior to the expiration of the sixth (6th) anniversary of the Closing until such claim has been finally resolved.

(b)            At or prior to the Closing, Seller shall, at Seller’s sole cost and expense, obtain six (6)-year irrevocable and non-cancellable directors’ and officers’ liability, employment practices liability and fiduciary liability “tail” insurance covering the D&O Indemnitees and any other natural persons who are covered by the directors’ and officers’ liability, employment practices liability and fiduciary liability insurance maintained by or for the benefit of the Acquired Companies in effect as of the Closing (such persons “Insured Persons” and such insurance “Current Insurance”), with respect to any actual or alleged error, misstatement, misleading statement, act, omission, circumstance, event, neglect, breach of duty or any other matter claimed against an Insured Person, in each case, that actually or allegedly existed or occurred at or prior to the Closing (including in connection with the approval or execution of any Transaction Document or the Transactions, or arising out of, relating to or resulting from any Transaction Document and the Transactions), on terms and conditions, including limits and retentions, substantially equivalent to the Current Insurance with respect to Insured Persons; provided that if such “tail” insurance is not reasonably available, then Seller, at Seller’s sole cost and expense, shall obtain the most advantageous coverage that is reasonably available. Purchaser shall cause the Acquired Companies to, and the Acquired Companies shall, maintain such “tail” insurance in full force and effect from and after the Closing and shall not, and shall cause the Acquired Companies not to, amend the terms and conditions of such “tail” insurance in any manner that may be adverse to the Insured Persons.

(c)            With respect to any indemnification obligations of the Acquired Companies pursuant to this Section 7.4, Purchaser acknowledges and agrees that: (i) the Acquired Companies shall be the indemnitors of first resort with respect to all indemnification obligations of the Acquired Companies pursuant to this Section 7.4 (i.e., their obligations to an applicable D&O Indemnitee are primary, and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such D&O Indemnitee are secondary) and (ii) Purchaser shall cause the Acquired Companies to, and the Acquired Companies shall, irrevocably waive, relinquish and release Seller or any of its Affiliates from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof; provided that nothing in this Agreement is intended to relieve, or shall be construed as relieving, any insurer of its obligations under any insurance policy.

(d)            If, following the Closing until the date that is six (6) years after the Closing Date, Purchaser or any Acquired Company or any of their respective successors or assigns: (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made to ensure that the successors and assigns of Purchaser or such Acquired Company or any of its respective successors or assigns, as the case may be, shall assume all of the respective obligations set forth in this Section 7.4.

(e)            The rights of the D&O Indemnitees under this Section 7.4 shall be in addition to, and not in substitution for, any other rights such D&O Indemnitee may have under the organizational documents of the Acquired Companies, or under any applicable contracts or Legal Requirements, and Purchaser shall cause each of the Acquired Companies to, and the Acquired Companies shall, honor and perform under all indemnification agreements entered into by the Acquired Companies as in effect as of the date of this Agreement, which have been made available to Purchaser prior to the date hereof.

(f)             The obligations of Purchaser and the Acquired Companies under this Section 7.4 shall not be terminated, amended or modified in any manner so as to adversely affect any D&O Indemnitee (including such Person’s successors, heirs and legal representatives) to whom this Section 7.4 applies without the written consent of such affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitee to whom this Section 7.4 applies shall be third-party beneficiaries of this Section 7.4, and this Section 7.4 shall be enforceable by such D&O Indemnitee and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of Purchaser and each Acquired Company).

7.5	Non-Competition; Non-Solicitation.

(a)            Subject to Section 7.5(b), as a material inducement to Purchaser to enter into this Agreement, Seller shall not, and shall cause its Affiliates not to, directly or indirectly (whether by itself, through an Affiliate or in partnership or conjunction with or for, or as a member, owner, consultant or agent of, any other Person):

(i)            for a period of four (4) years following the Closing Date, undertake, manage, participate in, carry on or be engaged in, or in any manner own, operate, or, with respect to any Competing Business Activities, advise, assist or consult with, or have an interest in, any other Person that, directly or indirectly, undertakes, manages, participates in, carries on or is engaged in, any Competing Business Activities anywhere in the world, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; and

(ii)           (A) for a period of three (3) years following the Closing Date, solicit, entice, encourage or influence, or attempt to solicit, entice, encourage or influence, or attempt to solicit, entice, encourage or influence, any of individuals listed on Schedule 7.5(a)(ii)(A) of the Seller Disclosure Schedule (collectively, the “Senior Management of the Business”) to resign or otherwise leave the employ of Purchaser or the Acquired Companies or otherwise hire, employ, engage or contract with any member of the Senior Management of the Business to perform services other than for the benefit of Purchaser or the Acquired Companies or (B) for a period of two (2) years following the Closing Date, solicit, entice, encourage or influence, or attempt to solicit, entice, encourage or influence, or attempt to solicit, entice, encourage or influence, any Transferred Employee to resign or otherwise leave the employ of Purchaser or the Acquired Companies or otherwise hire, employ, engage or contract with any Transferred Employee to perform services other than for the benefit of Purchaser or the Acquired Companies.

(b)            Notwithstanding Section 7.5(a)(ii), Sellers and their Affiliates shall not be prohibited from or restricted in any way with respect to: (i) advertising job openings by use of newspapers, magazines, the Internet and other media not specifically directed at individual Transferred Employees or hiring any such Transferred Employees as a result thereof; (ii) hiring or soliciting any Transferred Employee who has terminated employment with Purchaser, the Acquired Companies or any Affiliate thereof, at least nine (9) months prior to the date of first contact by Seller or its Affiliates with such Transferred Employee, or whose employment has been terminated by Purchaser, the Acquired Companies or any Affiliate thereof, so long as there was no solicitation prohibited hereunder by Seller or its Affiliates prior thereto; (iii) continuing to engage in any business (other than the Business) that Seller or any of its Affiliates (other than the Acquired Companies) engages in as of the date of this Agreement, including the operations set forth on Schedule 7.5(b)(iii) of the Seller Disclosure Schedule; (iv) holding as a passive investment not more than five percent (5%) of the outstanding voting securities of any company (whether public or private) that is primarily engaged in Competing Business Activities; or (v) acquiring (in a single transaction or series of related transactions) any Person that is, or has a subsidiary, division, group, franchise or segment that is, engaged in any Competing Business Activity and, following such acquisition, actively engaging in any such Competing Business Activity, so long as for the most recent fiscal year ended prior to the date of such acquisition, the revenues derived from the Competing Business Activities were less than fifteen percent (15%) of the total consolidated revenues of such Person.

(c)            Seller expressly acknowledges that (i) each of the restrictions contained in this Section 7.5 are reasonable in all respects (including with respect to subject matter, geographical scope and time period) and such restrictions are necessary to protect Purchaser’s interest in, and value of, the Acquired Companies’ businesses (including the goodwill inherent therein), (ii) Seller is primarily responsible for the creation of such value, (iii) the transactions contemplated by this Agreement constitute good, valid and binding consideration for Seller’s obligations, covenants and agreements contained in this Section 7.5 and (iv) Purchaser would not have entered into this Agreement or any of the transactions contemplated hereby without the restrictions contained in this Section 7.5 and this Section 7.5 being in full force and effect and binding and enforceable covenants of Seller. If a court of competent jurisdiction finds that the time period of any of the foregoing covenants is too lengthy or the geographic coverage or scope of any of the covenants is too broad, the restrictive time period will be deemed to be the longest period permissible under applicable Legal Requirement and the geographic coverage and scope will be deemed to comprise the largest coverage and scope permissible under applicable Legal Requirements. With respect to each restrictive covenant, the contemplated restricted period shall be extended during the term of any breach of such restrictive covenant.

7.6	Further Assurances.

(a)            From time to time following the Closing, Seller shall, and shall cause its Affiliates to, and Purchaser shall, and shall cause its Affiliates (including the Acquired Companies) to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the Transactions as may be reasonably requested by any other party hereto; provided, however, that except as otherwise provided in any Transaction Document, nothing in this Section 7.6 shall require any party hereto or any of their respective Affiliates to expend any money, commence or participate in any Proceeding, incur liabilities or offer or grant any accommodation (financial or otherwise) to any third party following the Closing.

(b)            In furtherance, and not by way of limitation, of the foregoing, if after the Closing: (i) Seller or any of its Affiliates, or Purchaser or any of its Affiliates, discovers that any assets and properties owned, leased or licensed by any Acquired Company that are not used or held for use primarily in connection with the Business were retained by any Acquired Company, then Purchaser shall, and shall cause its Affiliates to: (A) immediately cease using such assets and properties and (B) cooperate with Seller to transfer or assign such assets and properties to Seller (or its designee) with no requirement of additional consideration to the fullest extent permitted by applicable Legal Requirements and execute and deliver any amendments or supplements to this Agreement, exhibits, schedules or the Seller Disclosure Schedule, as applicable, to transfer such assets and properties to Seller (or its designee) effective as of the Closing and (ii) Seller or any of its Affiliates, or Purchaser or any of its Affiliates, discovers that any (A) the IP Seller IP or (B) any assets or properties that are owned, leased or licensed by Seller or any of its Affiliates used or held for use primarily in connection with the Business was not retained by or transferred to any Acquired Company or, in the case of the IP Seller IP, was not transferred to Purchaser or any of its Affiliates at the Closing, then Seller shall, and shall cause its Affiliates to: (A) immediately cease using such assets and properties and (B) cooperate with Purchaser to transfer or assign such assets and properties to Purchaser (or its designee) with no requirement of additional consideration to the fullest extent permitted by applicable Legal Requirements and execute and deliver any amendments or supplements to this Agreement, exhibits, schedules or the Seller Disclosure Schedule, as applicable, to transfer such assets and properties to Purchaser effective as of the Closing. The parties hereto agree to use their reasonable best efforts to structure any transfer of assets and properties referred to in the immediately preceding sentence in a manner that minimizes Taxes.

(c)            Following the Closing, Seller shall, and shall cause its Affiliates to, promptly deliver to Purchaser (i) any mail, packages, orders, inquiries and other communications addressed to Seller or its Affiliates primarily relating to the Business and (ii) any assets or property that Seller or its Affiliates receive and that properly belongs to the Business or an Acquired Company (including any assets or property primarily related to the Business). Following the Closing, Purchaser shall, and shall cause its Affiliates to, promptly deliver to Seller (A) any mail, packages, orders, inquiries and other communications addressed to Seller or any of its Affiliates or relating to a business, product line or asset of Seller or its Affiliates other than the Business (to the extent not primarily related to the Business) and (B) any assets or property that Purchaser or its Affiliates receive and that properly belongs to Seller or any of its Affiliates (including any assets or property of Seller or its Affiliates that are not primarily related to the Business).

(d)            If, following the Closing, (i) Seller, or any of its Affiliates, receives any funds belonging to the Business or Purchaser or its Affiliates, Seller shall, or shall cause its Affiliates to, (A) promptly advise Purchaser or its applicable Affiliate, (B) segregate and hold such funds in trust for the benefit of Purchaser or its applicable Affiliate and (C) promptly deliver such funds, together with any interest earned thereon, to an account or accounts designated in writing by Purchaser, and (ii) Purchaser or any of its Affiliates receives any funds belonging to Seller or its Affiliates in accordance with the terms of this Agreement, Purchaser shall, or shall cause its Affiliates to, (A) promptly advise Seller or its applicable Affiliate, (B) segregate and hold such funds in trust for the benefit of Seller or its applicable Affiliate and (C) promptly deliver such funds, together with any interest earned thereon, to an account or accounts designated in writing by Seller.

7.7           Assignment of Right to Enforce Restrictive Covenants. Prior to or at the Closing, Seller and each of its Affiliates (other than the Acquired Companies) shall assign to the Acquired Companies all rights under any non-disclosure, non-solicitation, non-competition or other restrictive covenants of Contracts to which Seller or any of its Affiliates (other than the Acquired Companies) is a party with any current or former employee or service provider of the Business to the extent that such provisions primarily relate to the Business.

Article VIII

TAX MATTERS

8.1	Section 338(h)(10) Election; Purchase Price Allocation.

(a)            Purchaser and Seller shall join in making an election under Section 338(h)(10) of the Code (and any corresponding elections under state, local, or non-U.S. tax law) with respect to the acquisition of the Acquired Companies pursuant to this Agreement (the “Section 338(h)(10) Election”). Neither Seller nor any of its Affiliates shall take any action that would prevent or impede, or could reasonably be expected to prevent or impede, the timely making of the Section 338(h)(10) Election.

(b)            Purchaser and Seller shall (and shall cause their relevant Affiliates to) cooperate in the preparation of IRS Form 8023 and all other forms, attachments and schedules necessary to effectuate the Section 338(h)(10) Election (including any analogous forms required to effectuate the Section 338(h)(10) Election for state or local Tax purposes) (collectively, the “Section 338(h)(10) Forms”). Purchaser and Seller shall (or shall cause their relevant Affiliates to) file such Section 338(h)(10) Forms with the applicable Tax Authorities in accordance with applicable Legal Requirement. Each of Purchaser and Seller agrees that it shall not, and shall not permit any of its Affiliates to, revoke the Section 338(h)(10) Election following the filing of the Section 338(h)(10) Forms without the prior written consent of Seller and Purchaser, respectively.

(c)            Prior to the Closing, Purchaser and Seller shall agree on the form and content of, and at Closing, Purchaser and Seller shall each deliver to the other party, all duly executed Section 338(h)(10) Election Forms.

(d)            For all Tax purposes, Purchaser and Seller agree to (and agree to cause their respective Affiliates to) treat the sale of the shares of the Acquired Companies pursuant to this Agreement in accordance with Treasury Regulations Section 1.338(h)(10)-1 (the “Transaction Tax Treatment”).

(e)	Purchase Price Allocation.

(i)            For all Tax purposes, no later than one hundred and twenty (120) days after the Final Purchase Price is finally determined hereunder, Purchaser shall deliver to Seller a proposed allocation of the Final Purchase Price (and any amounts treated as part of the consideration for the Shares and the IP Seller IP for applicable Tax purposes), which allocation shall incorporate, reflect and be consistent with the Transaction Tax Treatment, and be determined in a manner consistent with Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Purchaser’s Draft Allocation”). Purchaser’s Draft Allocation shall include the amount allocated to the IP Seller IP. If Seller disagrees with Purchaser’s Draft Allocation, Seller may, within thirty (30) days after delivery of Purchaser’s Draft Allocation, deliver a notice (the “Seller’s Allocation Notice”) to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation of the Final Purchase Price (and other relevant amounts). If the Seller’s Allocation Notice is duly delivered, Purchaser and Seller shall, during the twenty (20) days following such delivery, negotiate in good faith to reach agreement on the disputed items or amounts in order to determine the allocation of the Final Purchase Price (and other relevant amounts). If Purchaser and Seller are unable to reach such agreement, any such disputed items or amounts shall be resolved by the Settlement Accountant pursuant to the procedures set forth in Section 2.4(e), applied mutatis mutandis; provided that any such allocation shall incorporate, reflect and be consistent with the Transaction Tax Treatment. The allocation of the Final Purchase Price (and other relevant amounts) as prepared by Purchaser if no Seller’s Allocation Notice has been timely delivered, as adjusted pursuant to any agreement reached by Purchaser and Seller, or as finally determined by the Settlement Accountant, as applicable (the “Allocation”), shall be conclusive and binding on all parties. The Allocation shall be adjusted, as necessary, to reflect any subsequent payments treated as adjustments to the Final Purchase Price. Any such adjustment shall be allocated, consistent with this Section 8.1(e)(i), to the asset, assets, share or shares (if any) to which such adjustment is attributable.

(ii)           Purchaser and Seller shall (and shall cause their Affiliates to) (A) prepare and file all Tax Returns (including the Section 338(h)(10) Forms), in a manner consistent with the Transaction Tax Treatment, the Section 338(h)(10) Election and the Allocation and (B) not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. law).

(f)             Seller shall pay all Taxes attributable to the making of the Section 338(h)(10) Election (such Taxes, the “Section 338(h)(10) Election Taxes”).

8.2	Tax Returns.

(a)            Seller shall prepare and timely file, or cause to be prepared and timely filed, when due (taking into account any valid extension of a required filing date) all Tax Returns required to be filed by the Acquired Companies related to Pre-Closing Tax Periods that are due (taking into account any valid extension of a required filing date) on or before the Closing Date solely in respect of those jurisdictions in which the applicable Acquired Company is currently filing Tax Returns (each such Tax Return, a “Seller-Filed Tax Return”). Each such Seller-Filed Tax Return shall be prepared in a manner consistent with past practices of the Acquired Companies, except as otherwise required by a change in applicable Legal Requirements that is effective after the last day of the Taxable period immediately preceding the Taxable period for which the applicable Seller-Filed Tax Return will be filed. Seller shall pay, or cause to be paid, any Taxes shown as due on any Seller-Filed Tax Return at the time such Seller-Filed Tax Return is filed by Seller pursuant to this Section 8.2(a).

(b)            Purchaser (or its Affiliates) shall prepare and timely file, or cause to be prepared and timely filed, when due (taking into account any extensions of a required filing date) all Tax Returns required to be filed by the Acquired Companies related to Pre-Closing Tax Periods (including Straddle Periods) that are due after the Closing Date solely in respect of those jurisdictions in which the applicable Acquired Company is currently filing Tax Returns (each such Tax Return, a “Purchaser-Filed Tax Return”). The Purchaser-Filed Tax Returns shall not include any Consolidated Return. Each Purchaser-Filed Tax Return shall be prepared in a manner consistent with past practices of the Acquired Companies, except as otherwise required by a change in applicable Legal Requirements that is effective after the last day of the Taxable period immediately preceding the Taxable period for which the applicable Purchaser-Filed Tax Return will be filed.

(c)            Any Purchaser-Filed Tax Return shall be provided in draft form to Seller (together with schedules, statements or other supporting documentation reasonably requested) at least twenty-five (25) Business Days (or, in the case of any Tax Return that is not an income Tax Return, as soon as reasonably practicable) prior to the due date (including any applicable valid extension) of such Purchaser-Filed Tax Return. Seller shall have the right to review and comment on such Purchaser-Filed Tax Return, and Purchaser shall consider in good faith any comments thereto that are provided by Seller to Purchaser in writing at least fifteen (15) Business Days (or, in the case of any Tax Return that is not an income Tax Return, as soon as reasonably practicable) prior to the due date (including any applicable valid extension) of such Purchaser-Filed Tax Return. Purchaser and Seller shall cooperate in good faith to resolve any disputed items with respect to any comments that were timely provided by Seller. If Purchaser and Seller fail to resolve any disputed items within five (5) Business Days following Seller’s delivery of such comments (or within such longer period as the parties may mutually agree), Purchaser and Seller shall submit such disputed items to the Settlement Accountant for resolution, and Purchaser and Seller shall instruct the Settlement Accountant to resolve such disputed items as soon as practicable prior to the due date (including any applicable valid extension) of the Purchaser-Filed Tax Return. The fees and expenses of the Settlement Accountant shall be borne in the manner contemplated by Section 2.4(e), mutatis mutandis. No later than five (5) Business Days prior to the filing of any Purchaser-Filed Tax Return pursuant to this Section 8.2(c), Seller shall pay, or caused to be paid, all Taxes shown as due on any Purchaser-Filed Tax Return at such time and as finally determined pursuant to this Section 8.2(c), except to the extent such Taxes (i) were taken into account in determining the Final Purchase Price or (ii) are allocable to a Post-Closing Straddle Period in accordance with Section 8.5, which Taxes shall be the sole responsibility of Purchaser and its Affiliates (including, after the Closing, the Acquired Companies).

8.3           Tax Sharing Agreements. To the extent relating to the Acquired Companies, Seller shall terminate, or cause to be terminated, on or before the Closing Date, the rights and obligations of the Acquired Companies pursuant to all Tax sharing agreements or similar agreements (other than the Transition Services Agreement) if any, to which any of the Acquired Companies, on the one hand, and Seller or any of its Affiliates (other than the Acquired Companies), on the other hand, are parties, and neither Seller nor any of its Affiliates (other than the Acquired Companies), on the one hand, nor any of the Acquired Companies, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

8.4           Transfer Taxes. Notwithstanding anything to the contrary contained in this Agreement, any Transfer Taxes imposed as a result of the Transactions shall be borne and paid fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. The party responsible under applicable Legal Requirements for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. The party not responsible under applicable Legal Requirements for the filing of such Tax Returns shall pay its allocable portion of such Transfer Taxes to the party filing such Tax Returns no later than five (5) Business Days prior to the due date of any such Tax Return. Seller shall, and shall cause its Affiliates to, and Purchaser shall, and shall cause its Affiliates to, cooperate in connection with the preparation and filing of any such Tax Returns.

8.5           Straddle Periods. In the case of any Straddle Period, the amount of any Taxes for a Pre-Closing Straddle Period shall be determined as follows: (a) in the case of any Tax based on or measured by income, receipts, or payroll, be determined based upon an interim closing of the books and hypothetical closing of the taxable year as of 11:59 p.m. on the Closing Date, and (b) in the case of any other Tax, including Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes attributable to a Pre-Closing Straddle Period shall be equal to the amount of Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period from the beginning of the Straddle Period through and including the Closing Date and the denominator of which is the total number of days in the Straddle Period. The portion of Tax attributable to a Post-Closing Straddle Period shall be calculated in a corresponding manner. Notwithstanding the foregoing, any Taxes attributable to actions taken outside the ordinary course of business on the Closing Date after the Closing (other than the Section 338(h)(10) Election Taxes) shall be allocated to the portion of the Straddle Period beginning after the Closing Date.

8.6           Cooperation. Following the Closing, Purchaser and Seller shall cooperate, as and to the extent reasonably requested by the other party in writing, in connection the filing of Consolidated Returns and other Tax Returns pursuant to this Article VIII. Such cooperation shall include the provision of such information in such party’s possession and assistance, including access to books and records, as is reasonably relevant to any such filing and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided in accordance with this Agreement.

8.7	Prohibited Actions.

(a)            Other than as set forth in Section 8.1, Purchaser shall not take, and shall cause its Affiliates (including the Acquired Companies) not to take, any action outside the ordinary course of business after the Closing on the Closing Date (or pursuant to a plan in existence on the Closing Date) that would reasonably be expected to (i) increase any Tax liability of Seller or any of its Affiliates (other than the Acquired Companies) or of any Acquired Company (A) that would be taken into account in determining the Final Purchase Price or (B) for which Seller would otherwise be responsible pursuant to Section 8.2 or (ii) result in a payment obligation to a Purchaser Indemnified Party pursuant to Section 12.2.

(b)            Without limiting the generality of Section 8.7(a), other than as set forth in Section 8.1, following the Closing Date, neither Purchaser nor any of its Affiliates (including the Acquired Companies) shall (i) make any election with respect to any Acquired Company or change any method of Tax accounting or any Tax accounting period of any Acquired Company, which election or change would be effective on or prior to the Closing Date, (ii) amend any previously filed Tax Returns of the Acquired Companies for a Pre-Closing Tax Period, (iii) file Tax Returns of the Acquired Companies for a Pre-Closing Tax Period in a manner inconsistent with past practice (except as otherwise provided under Section 8.2) or in a jurisdiction where the relevant Acquired Company has not historically filed Tax Returns, (iv) settle or compromise any Tax audit or similar proceeding with respect to the Acquired Companies for any Pre-Closing Tax Period, (v) initiate discussions or examinations with Tax Authorities regarding Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period or (vi) make any voluntary disclosures with respect to Taxes of the Acquired Companies for Pre-Closing Tax Periods, in each case, without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed) if such action would reasonably be expected to (A) increase any Tax liability of Seller or any of its Affiliates (other than the Acquired Companies) or of any Acquired Company (I) that would be taken into account in determining the Final Purchase Price or (II) for which Seller would otherwise be responsible pursuant to Section 8.2 or (B) result in a payment obligation to a Purchaser Indemnified Party pursuant to Section 12.2.

8.8           Survival. This Article VIII shall survive the Closing until ninety (90) days after the expiration of the statute of limitations (including extensions) applicable to the relevant Tax matter.

Article IX

EMPLOYEES

9.1           Transfer of Business Employees. No later than five (5) Business Days prior to the Closing Date, Purchaser shall or shall cause one of its Affiliates to offer employment, in writing, to the Canadian Business Employee, effective as of 12:01 a.m. local time on the Closing Date. Such offer of employment made by Purchaser or one of its Affiliates to the Canadian Business Employee shall provide for terms and conditions consistent with this Article IX, employment in the same or a substantially similar position and work location (within a fifteen (15)-mile radius or such shorter distance required by applicable law in order to avoid the imposition of severance or other termination obligations), in each case, as those provided to such Canadian Business Employee immediately prior to the Closing. Purchaser shall (x) provide the Seller with a copy of the offer of employment to be made pursuant to this Section 9.1 at least ten (10) Business Days prior to the making of such offer for the Seller’s reasonable review and comment prior to the time that such offer is made and (y) promptly notify the Seller upon making such offer. Each Business Employee who is employed by any Acquired Company as of the Employment Commencement Date and, if the offer of employment with Purchaser or one of its Affiliates is accepted, the Canadian Business Employee shall be referred to herein as a “Transferred Employee.”

9.2	Continuation Period. Subject, and in addition, to requirements imposed by applicable Legal Requirements:

(a)            For the period commencing on the Employment Commencement Date and ending on the one-year anniversary of the Employment Commencement Date (the “Continuation Period”), Purchaser shall provide, or shall cause to be provided, to each Transferred Employee: (i) a base salary (or hourly base wage rate) that is at least equal to the base salary (or hourly base wage rate) provided to such Transferred Employee immediately prior to the Employment Commencement Date, (ii) a target annual cash bonus or commission opportunity that is at least equal to the target annual cash bonus or commission opportunity provided to such Transferred Employee immediately prior to the Employment Commencement Date, (iii) long-term incentive opportunities that are at least equal to the long-term incentive opportunities provided to similarly situated employees of Purchaser, and (iv) employee health, welfare, retirement and fringe benefits and perquisites that are no less favorable in the aggregate than the employee health, welfare, retirement and fringe benefits and perquisites provided or made available to such Transferred Employee immediately prior to the Employment Commencement Date;

(b)            In the event of termination of the employment of any Transferred Employee during the Continuation Period, Purchaser shall provide, or shall cause to be provided, to such Transferred Employee severance pay and benefits no less favorable than the severance pay and benefits to which such Transferred Employee would have been entitled under any applicable Seller Benefit Plan or Acquired Company Benefit Plan immediately prior to the Employment Commencement Date;

(c)            For purposes of vesting and eligibility, Purchaser shall, or shall cause its applicable Affiliate (including any Acquired Company) to, give each Transferred Employee full credit for all purposes under each employee benefit plan, policy or arrangement of Seller or its applicable Affiliates (other than a defined benefit plan) maintained or made available for the benefit of Transferred Employees as of and after the Employment Commencement Date by Purchaser or any of its Affiliates, for such Transferred Employee’s service prior to the Employment Commencement Date with Seller and its applicable Affiliates and their respective predecessors, to the same extent and for the same purpose as such service is recognized by Seller and its applicable Affiliates immediately prior to the Employment Commencement Date; provided that such credit shall not be given to the extent that it would result in a duplication of benefits for the same period of service; and

(d)            Purchaser shall use commercially reasonable efforts, or shall use commercially reasonable efforts to cause its applicable Affiliates (including any Acquired Company) to: (i) waive any limitation on health and welfare coverage of such Transferred Employees due to pre-existing conditions, waiting periods, active employment requirements and requirements to show evidence of good health under any applicable health and welfare plan of Purchaser or any of its Affiliates (including any Acquired Company) and (ii) credit each such Transferred Employee with all deductible payments, co-payments and co-insurance paid by such employee under any medical plan of Seller or any of its Affiliates prior to the Employment Commencement Date during the year in which the Employment Commencement Date occurs for the purpose of determining the extent to which any such employee has satisfied any applicable deductible and whether such employee has reached the out-of-pocket maximum under any benefit plan of Purchaser or any of its Affiliates for such year.

9.3           Annual Cash Bonuses. Purchaser shall, or shall cause one of its Affiliates (including, following the Closing, the Acquired Companies) to, assume all unpaid cash incentive amounts, including cash bonuses and commissions, that are earned, credited or accrued as of the Employment Commencement Date in respect of each Transferred Employee (the “Assumed Incentive Amount”). Purchaser shall, or shall cause one of its Affiliates (including, following the Closing, the Acquired Companies) to, pay to the Transferred Employees the Assumed Incentive Amount in accordance with the terms of the applicable arrangements in effect immediately prior to the Employment Commencement Date at such time as such amounts would have been paid to the Transferred Employees by Seller or one of its Affiliates had the Closing not occurred; provided that the aggregate cash incentive amount paid to Transferred Employees for services rendered for the portion of the performance period elapsing prior to the Employment Commencement Date shall not be less than the Assumed Incentive Amount.

9.4           Vacation and Paid Time Off. Unless otherwise required under applicable Legal Requirements, a Collective Bargaining Agreement, Purchaser and its Affiliates shall cause the Acquired Companies to credit each Transferred Employee with, and assume all liabilities for, the amount of accrued but unused vacation time, paid time off and other time-off benefits (“Accrued PTO”) as such Transferred Employee had with any Acquired Company, Seller or any of its Affiliates as of immediately prior to the Employment Commencement Date. Neither Seller nor its Subsidiaries shall have any liabilities for such Accrued PTO as of the Closing.

9.5           Communications. Prior to the Employment Commencement Date, except as otherwise approved in advance and in writing by Seller, Purchaser shall not make any written or oral communications pertaining to the transfer of Business Employees, any compensation or benefits matters or any redundancy and layoff plans, in each case, that may affect the Business Employees in connection with the Transactions.

9.6           Immigration Compliance. From and after the date of this Agreement and following the Employment Commencement Date, Purchaser shall, or shall cause its applicable Affiliates to, use commercially reasonable efforts to process and support visa, green card or similar applications in respect of Transferred Employees as of the Employment Commencement Date. Purchaser or its Affiliates (including, following the Closing, the Acquired Companies), as applicable, shall employ any Business Employees who are foreign nationals working in the United States in non-immigrant visa status (the “U.S. Foreign National Employees”) under terms and conditions such that Purchaser or its Affiliates (including, following the Closing, the Acquired Companies), as applicable, qualify as a “successor employer” under applicable United States immigration laws effective as of the Employment Commencement Date. As of the Employment Commencement Date, Purchaser and its Affiliates (including, following the Closing, the Acquired Companies) agree to assume all immigration-related liabilities and responsibilities with respect to such U.S. Foreign National Employees.

9.7           COBRA. Seller and Purchaser hereby acknowledge and agree that Seller shall be solely responsible for any obligation to provide continuation coverage under Section 4980B of the Code and Part 6 of Subtitle B of Part 1 of ERISA with respect to (i) any “M&A qualified beneficiaries,” as defined in Q&A 4 of Treasury Regulation Section 54.4980B-9, in connection with the Transactions and (ii) any Business Employee or Former Business Employee or their beneficiaries receiving or entitled receive to such continuation coverage as of the Closing Date.

9.8           No Third-Party Beneficiaries. Nothing contained in this Article IX, express or implied, is intended to confer upon any Person not a party hereto (including any Business Employee or any beneficiary thereof) any right, benefit or remedy of any nature whatsoever, including any right to employment or continued employment for any period of time by reason of this Agreement, any right to a particular term or condition of employment or any right to any specific compensation or benefits. Notwithstanding anything to the contrary contained in this Agreement, no provision of this Agreement is intended to, or does, constitute the establishment of, or an amendment to, any Benefit Plan or similar arrangement.

Article X

CONDITIONS TO CLOSING

10.1          Conditions of Purchaser. The obligations of Purchaser to consummate the Transactions shall be subject to the satisfaction (or, if permitted by applicable Legal Requirements, waiver by Purchaser (in its sole discretion)) of each of the following conditions at or prior to the Closing:

(a)            Representations and Warranties of Seller. (i) The representations and warranties of Seller (other than the Seller Fundamental Representations and the representation and warranty of Seller set forth in Section 4.6(b) (Absence of Certain Changes)) contained in Article IV shall be true and correct in all respects as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct as of such date), except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (i), no effect shall be given to the exceptions or qualifications of “material” or “Material Adverse Effect”, or similar “materiality” based exceptions or qualifications in such representations and warranties, (ii) the representation and warranty of Seller set forth in Section 4.6(b) (Absence of Certain Changes) shall be true and correct in all respects as of the Closing as if made on the Closing Date and (iii) the Seller Fundamental Representations shall be true and correct in all material respects as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all material respects as of such date).

(b)            Covenants of Seller. The covenants contained in this Agreement required to be performed or complied with by Seller on or before the Closing shall have been performed or complied with in all material respects.

(c)            No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing as of the Closing Date.

(d)            Certificate of Seller. Purchaser shall have received a certificate signed by an authorized officer of Seller, dated as of the Closing Date, certifying that the conditions set forth in Section 10.1(a), Section 10.1(b) and Section 10.1(c) have been satisfied.

10.2          Conditions of Seller. The obligations of Seller to consummate the Transactions shall be subject to the satisfaction (or, if permitted by applicable Legal Requirements, waiver by Seller (in its sole discretion)) of each of the following conditions at or prior to the Closing:

(a)            Representations and Warranties of Purchaser. (i) The representations and warranties of Purchaser (other than the Purchaser Fundamental Representations) contained in Article V shall be true and correct in all respects as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all respects as of such date), except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (i), no effect shall be given to the exceptions or qualifications of “material” or “Purchaser Material Adverse Effect”, or similar “materiality” based exceptions or qualifications in such representations and warranties and (ii) the Purchaser Fundamental Representations shall be true and correct in all material respects as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all material respects as of such date).

(b)            Covenants of Purchaser. The covenants contained in this Agreement required to be performed or complied with by Purchaser on or before the Closing shall have been performed or complied with in all material respects.

(c)            Certificate of Purchaser. Seller shall have received a certificate signed by an authorized officer of Purchaser, dated as of the Closing Date, certifying that the conditions set forth in Section 10.2(a) and Section 10.2(b) have been satisfied.

10.3          Mutual Conditions. The respective obligations of each party to this Agreement to consummate the Transactions shall be subject to the satisfaction (or, if permitted by applicable Legal Requirements, waiver by mutual consent of Seller and Purchaser) of each of the following conditions at or prior to the Closing:

(a)            Regulatory Approvals. All waiting periods (and any extensions thereof) under the HSR Act applicable to the Transactions shall have expired or early termination shall have been granted.

(b)            No Orders. No Governmental Authority of competent authority and jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Legal Requirement that remains in effect and makes illegal or prohibits the Transactions.

10.4          Failure of Conditions. Neither Seller nor Purchaser may rely on the failure of any condition set forth in this Article X, as applicable, to be satisfied if such failure was caused by such party’s failure to (a) use, as required by this Agreement, its reasonable best efforts to consummate the Transactions or (b) otherwise comply with any provision of this Agreement, in all material respects.

10.5          Waiver of Conditions. The conditions set forth in Section 10.1 may only be waived by written notice from Purchaser. The conditions set forth in Section 10.2 may only be waived by written notice from Seller. The conditions set forth in Section 10.3 may only be waived by written notice from both Purchaser and Seller.

Article XI

TERMINATION

11.1	Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by the mutual written consent of Purchaser and Seller;

(b)            by Seller, if any representation or warranty of Purchaser shall be inaccurate or Purchaser shall have failed to comply with any covenant or agreement applicable to Purchaser, in each case that would cause any Closing Condition set forth in Section 10.2 not to be satisfied and such (i) Closing Condition is incapable of being satisfied by the Outside Date or (ii) inaccuracy or failure to perform has not been cured on or prior to the earlier of (A) the date that is thirty (30) days from the date that Purchaser is notified in writing by Seller of such inaccuracy or failure to perform or (B) the day prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to Seller if any representation or warranty of Seller shall then be inaccurate or Seller shall have failed to comply with any covenant or agreement applicable to Seller, and in each case that would cause any Closing Condition set forth in Section 10.1 not to be satisfied; provided, further, that the failure by Purchaser to deliver the Purchase Price at the Closing by the date the Closing is required to have occurred pursuant to this Agreement shall not be subject to cure unless otherwise expressly agreed to in writing by Seller;

(c)            by Purchaser, if any representation or warranty of Seller shall be inaccurate or Seller shall have failed to comply with any covenant or agreement applicable to Seller, in each case that would cause any Closing Condition set forth in Section 10.1 not to be satisfied and such (i) Closing Condition is incapable of being satisfied by the Outside Date or (ii) inaccuracy or failure to perform has not been cured on or prior to the earlier of (A) the date that is thirty (30) days from the date that Seller is notified in writing by Purchaser of such inaccuracy or failure to perform or (B) the day prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to Purchaser if any representation or warranty of Purchaser shall then be inaccurate or Purchaser shall have failed to comply with any covenant or agreement applicable to Purchaser, and in each case that would cause any Closing Condition set forth in Section 10.2 not to be satisfied;

(d)            by either Seller or Purchaser, if the Closing has not occurred by April 21, 2025 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(d) shall not be available to any party that is then in material breach of any covenant contained in this Agreement in any manner that shall have been a principal cause of the failure of the Closing to occur by the Outside Date; provided, further, that (i) if the Condition Satisfaction Date occurs before the Outside Date, then the Outside Date will be extended to the date that is one (1) Business Day after the date on which the Closing is required to occur in accordance with Section 3.1 and (ii) if either Marketing Period has commenced before, and has not completed by, the Outside Date, then the Outside Date will be extended to the date that is one (1) Business Day after such Marketing Period expires; or

(e)            by either Seller or Purchaser (i) in the event that any Governmental Authority shall have issued an Order that permanently enjoins or otherwise makes illegal or prohibits the consummation of the Transactions and such Order shall have become final and non-appealable or (ii) if there shall be a Legal Requirement in effect that permanently makes illegal or prohibits the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to any party that is then in material breach of any covenant contained in this Agreement in any manner that shall have been a principal cause of the issuance of such Order or imposition of such other Legal Requirement.

11.2          Notice of Termination. If this Agreement is terminated pursuant to Section 11.1, written notice of such termination shall be given by the terminating party to the other party (setting forth a reasonably detailed description of the basis on which such party is terminating the Agreement).

11.3          Effect of Termination. If this Agreement is terminated in accordance with Section 11.1 and Section 11.2, all rights and obligations of the parties hereto shall terminate without any liability of any party or other Person; provided that (a) the rights and obligations of the parties hereto under Section 6.5 (Confidentiality), the penultimate sentence of Section 6.6(b) (Reasonable Best Efforts; Regulatory Filings), Section 6.7(d), this Section 11.3 (Effect of Termination) and Article XIII (Miscellaneous Provisions) shall survive any termination of this Agreement and (b) nothing herein shall relieve any party to this Agreement from liability for Willful Breach of any covenant or agreement contained herein occurring prior to termination or for claims of Fraud. The parties hereto may petition a court to award damages in connection with any breach by the other party hereto of the terms and conditions set forth in this Agreement, and the parties hereto agree that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by, or any lost profits or opportunity or consequential damages incurred by, the other party hereto (taking into consideration all relevant matters, including other combination opportunities and the time value of money), in each case in accordance with applicable Legal Requirement.

Article XII

SURVIVAL; INDEMNIFICATION

12.1	Survival.

(a)            (i) The representations and warranties made by Seller in Article IV, in the certificate delivered by Seller pursuant to Section 10.1(d) shall not survive and shall terminate immediately upon the Closing; (ii) the representations and warranties made by Purchaser in Article V, in the certificate delivered by Purchaser pursuant to Section 10.2(c) shall not survive and shall terminate immediately upon the Closing; (iii) the covenants, obligations and agreements of Seller and Purchaser set forth in this Agreement that, by their terms, contemplate performance in whole prior to the Closing shall survive the Closing until the date that is twelve (12) months following the Closing (the “Pre-Closing Covenants”); and (iv) the covenants, obligations and agreements of Seller and Purchaser set forth that, by their terms, contemplate performance in whole or in part following the Closing by Seller and Purchaser shall survive the Closing in accordance with their terms and until they have been completely performed or complied with by the applicable party hereto. Notwithstanding the foregoing, the indemnification obligations of Seller pursuant to Section 12.2(a)(v) shall survive the Closing until the date that is three (3) years following the Closing. The survival periods set forth in this Section 12.1(a) shall not limit, reduce or restrict the rights or ability of any party to maintain, or recover any amounts in connection with, any claim based on Fraud. In no event shall the termination of any representation, warranty or covenant affect any claim in connection therewith if notice is provided to the Indemnifying Party in accordance with Section 12.4 prior to such termination.

(b)            The foregoing is not intended to limit the survival periods set forth in the R&W Insurance Policy.

12.2	Indemnification by Seller.

(a)            Subject to the provisions of this Article XII and without limitation to Section 2.1(b), effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates and its and their respective directors, officers, employees, agents, successors and representatives (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of, relating to or resulting from, without duplication, any: (i) breach or violation of, or default in connection with, any covenant made by or to be performed by Seller in this Agreement, (ii) Retained Liabilities, (iii) Liabilities of any of the Acquired Companies for Taxes of any member of the Seller Group (other than any of the Acquired Companies) under Treasury Regulations Sections 1.1502-6 or 1.338(h)(10)-1(d)(2) (or any similar provision of state, local, or non-U.S. law), as transferee or successor, or by reason of having been a member of a consolidated, affiliated, combined or other group for Tax purposes at any time before the Closing, (iv) Liabilities set forth on Schedule 12.2(a)(iv) of the Seller Disclosure Schedule, (v) Liabilities set forth on Schedule 12.2(a)(v) of the Seller Disclosure Schedule, and (vi) Section 338(h)(10) Election Taxes. If a Purchaser Indemnified Party’s claim may be properly characterized in multiple ways in accordance with this Article XII such that such claim may or may not be subject to different time limitations and other limitations depending on such characterization, then such Purchaser Indemnified Party shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert claims permitted in accordance with this Article XII; provided, however, that no Purchaser Indemnified Party shall be entitled to double recovery for any indemnifiable Losses even though such Losses may have resulted from the breach or inaccuracy of more than one of the representations, warranties and covenants in this Agreement or be subject to indemnification pursuant to multiple clauses of this Section 12.2.

(b)            Seller shall not be liable for any claim for indemnifiable Losses arising out of any claim under (i) Section 12.2(a)(i) relating to any Pre-Closing Covenant (other than the covenants in Section 7.4(b) and Section 8.2(a)) unless and until the aggregate amount of any and all such indemnifiable Losses with respect to Pre-Closing Covenants equals or exceeds the amount set forth in Schedule 12.2(b)(i) of the Seller Disclosure Schedule, in which case the Purchaser Indemnified Parties shall be entitled to recover all such indemnifiable Losses with respect to Pre-Closing Covenants from the first dollar thereof or (ii) Section 12.2(a)(iv) unless and until the aggregate amount of any and all such indemnifiable Losses equals or exceeds the amount set forth in Schedule 12.2(b)(ii) of the Seller Disclosure Schedule (the “Initial Deductible”), in which case the Purchaser Indemnified Parties shall be entitled to recover fifty percent (50%) all indemnifiable Losses arising out of any claim under Section 12.2(a)(iv) in excess of the Initial Deductible until the aggregate amount of any and all indemnifiable Losses arising out of any claim under Section 12.2(a)(iv) equals or exceeds the amount set forth in Schedule 12.2(b)(iii) of the Seller Disclosure Schedule (the “Second Deductible”), in which case the Purchaser Indemnified Parties shall be entitled to recover all indemnifiable Losses arising out of any claim under Section 12.2(a)(iv) in excess of the Second Deductible.

12.3          Indemnification by Purchaser. Subject to the provisions of this Article XII and without limitation to Section 2.1(b), effective as of and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates and its and their respective directors, officers, employees, agents, successors and representatives (collectively, the “Seller Indemnified Parties”) from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties, to the extent arising out of, relating to or resulting from (a) any breach or violation of, or default in connection with, any covenant made by or to be performed by Purchaser in this Agreement and (b) Assumed Liabilities (other than Assumed Liabilities in respect of which Seller is obligated to indemnify Purchaser Indemnified Parties pursuant to Section 12.2). If a Seller Indemnified Party’s claim may be properly characterized in multiple ways in accordance with this Article XII such that such claim may or may not be subject to different time limitations and other limitations depending on such characterization, then such Seller Indemnified Party shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert claims permitted in accordance with this Article XII; provided, however, that no Seller Indemnified Party shall be entitled to double recovery for any indemnifiable Losses even though such Losses may have resulted from the breach or inaccuracy of more than one of the representations, warranties and covenants in this Agreement or be subject to indemnification pursuant to multiple clauses of this Section 12.3.

12.4	Procedures.

(a)            In the event that any Proceeding for which an Indemnifying Party may have liability to any Indemnified Party hereunder is actually threatened, asserted against or sought to be collected from any Indemnified Party by a third party and such Indemnified Party has actual knowledge thereof (a “Third-Party Claim”), such Indemnified Party shall promptly (but no later than ten (10) Business Days after such Indemnified Party receives actual notice of such Third-Party Claim) notify the Indemnifying Party in a writing that (i) describes such Third-Party Claim in reasonable detail (including the particular sections of this Agreement pursuant to which indemnification is being sought by the Indemnified Party) and (ii) sets forth the amount or the estimated amount sought thereunder to the extent then reasonably ascertainable (which estimate shall not be conclusive of the final amount recoverable in respect of, or otherwise limit the amount of recovery the Indemnified Party may seek in respect of, such Third-Party Claim) (a “Claim Notice”); provided, however, that a delay in providing a Claim Notice in accordance with this Section 12.4(a) shall not affect the rights of an Indemnified Party hereunder, except (and only to the extent that) any such delay has a direct, material adverse and prejudicial effect on the Indemnifying Party with respect to such Third-Party Claim (in which case, the Indemnifying Party shall be relieved only of any portion of the indemnification liability hereunder that resulted from such delay); provided, further, that for any Third-Party Claims relating to the exposure or alleged exposure of any person to asbestos or asbestos-containing substances or materials, the Indemnified Party shall not be required to submit a formal Claim Notice to the Indemnifying Party and may instead promptly forward a copy of any complaint, demand letter or similar documentation to the Indemnifying Party. The Indemnifying Party shall have twenty (20) days (or such lesser number of days set forth in the Claim Notice as may be required in the event of a litigated Proceeding) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party whether the Indemnifying Party desires to assume the control, investigation and defense of such Third-Party Claim. For purposes of the matter set forth on Schedule 12.2(a)(iv) of the Seller Disclosure Schedule (the “Specified Matter”), the parties hereto acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, Seller shall be deemed to have assumed the control, investigation and defense of the Specified Matter; provided that Seller shall (A) keep Purchaser reasonably informed of all substantive developments and events relating to the Specified Matter, (B) reasonably promptly forward copies to Purchaser of any litigation filings or substantive correspondence with other parties with respect to the Specified Matter, (C) provide Purchaser with a reasonable opportunity to review and comment on any proposed substantive litigation filings in connection with the Specified Matter and (D) notify Purchaser in advance of any settlement discussions in connection with the Specified Matter, and confer with Purchaser regarding the strategy and objectives for any such discussions. Notwithstanding anything in this Agreement to the contrary, for so long as Seller has assumed the control, investigation and defense of the Specified Matter, Seller shall be responsible for all legal defense costs (including reasonable attorneys’ fees) relating to the Specified Matter.

(b)            In the event that, prior to the expiration of the Notice Period, the Indemnifying Party notifies the Indemnified Party in writing that it desires to assume the control, investigation and defense of such Third-Party Claim, subject to Section 12.4(c), (i) the Indemnifying Party shall have the right to control the investigation and defense of such Third-Party Claim at the Indemnifying Party’s sole cost and expense, including the appointment, removal or replacement of counsel; provided that, other than with respect to the Specified Matter, the counsel is reasonably acceptable to the Indemnified Party; provided, further, that, other than with respect to the Specified Matter, the Indemnifying Party acknowledges in writing that it is obligated to indemnify the Indemnified Party against any Losses that may be directly or indirectly suffered, paid, incurred or sustained by the Indemnified Party that, directly or indirectly, arise out of, result from or are related to such Third-Party Claim to the extent required hereunder; (ii) the Indemnifying Party shall not settle or compromise or offer to settle or compromise (“Settlement”) or consent to the entry of any Order with respect to any Third-Party Claim (including the Specified Matter) without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless (1) such Settlement or Order does not (I) include any criminal liability or injunctive or non-monetary relief against the Indemnified Party or any of its Affiliates, (II) require any admission of liability (other than with respect to the Specified Matter) or require any admission of a violation of Legal Requirement by the Indemnified Party or any of its Affiliates, or (III) other than with respect to the Specified Matter, require any admission that would have an adverse effect on other claims then pending or threatened in writing against the Indemnified Party or any of its Affiliates that have been made known to the Indemnifying Party, (2) the Indemnifying Party fully indemnifies the Indemnified Party for all Losses arising out of, resulting from or related to the Third-Party Claim that is the subject of such Settlement or Order, and (3) the settlement contains a full and unconditional release of the Indemnified Party; provided that, with respect to a Settlement of the Specified Matter proposed by Seller, clause (ii)(2) shall be deemed to have been satisfied, and Purchaser shall be deemed to have consented to such Settlement, if Seller bears at least fifty percent (50%) of the Losses with respect to such proposed Settlement of the Specified Matter; (iii) the Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party and its Representatives in the investigation, defense and Settlement of such Third-Party Claim, including by, to the extent permitted by applicable Legal Requirements, (x) furnishing documentary evidence to the extent reasonably available to the Indemnified Party or its Affiliates and (y) providing reasonable access to the Indemnified Party’s Representatives, as reasonably necessary to ensure the proper and adequate defense of a Third-Party Claim and (iv) the Indemnified Party shall have the right, but not the obligation, to participate in any such investigation and defense and to employ separate counsel of its choosing (at the Indemnified Party’s sole cost and expense, unless, (A) there exists a conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, (B) there are one or more defenses available to the Indemnified Party that are not available to the Indemnifying Party or (C) the Indemnified Party assumes the defense of a Third-Party Claim after the Indemnifying Party has failed to defend in good faith a Third-Party Claim it has assumed, as provided in Sections 12.4(a) or 12.4(b), then in each case, the Indemnifying Party shall be liable for the reasonable and documented out-of-pocket fees and expenses of the Indemnified Party for one separate counsel (in addition to any necessary local counsel) to the extent such Third-Party Claim is subject to indemnification or reimbursement under this Article XII); provided that clauses (A), (B) and (C) shall not apply with respect to the Specified Matter.

(c)            Notwithstanding Section 12.4(b), other than with respect to the Specified Matter, if a Third-Party Claim (i) is a Proceeding or threatened Proceeding by a Governmental Authority, (ii) seeks injunctive or other non-monetary relief, that, if granted, would adversely affect the Indemnified Party or any of its Affiliates, (iii) seeks a finding or admission of liability or a violation of any criminal or civil regulatory Legal Requirement by the Indemnified Party or any of its Affiliates, (iv) seeks a finding or admission that would have an adverse effect on other claims actually made or threatened in writing against the Indemnified Party or any of its Affiliates or (v) would materially and adversely affect the ongoing business (including any dispute with any officers, managers, key employees, customers, suppliers, vendors and others having commercial relationships with the Indemnified Party or any of its Affiliates) of the Indemnified Party or any of its Affiliates (any such Third-Party Claim, an “Indemnified Party Defense Matter”) then, in each case of the foregoing clauses (i)-(v), the Indemnified Party shall be entitled to assume the control, investigation and defense such Third-Party Claim at the sole expense of the Indemnifying Party and the Indemnifying Party shall have the right, but not the obligation, to participate in any such investigation and defense and to employ separate counsel of its choosing (at the Indemnifying Party’s sole cost and expense). Notwithstanding the foregoing, the Indemnified Party shall not affect a Settlement or consent to the entry of any Order of an Indemnified Party Defense Matter, unless such Settlement or consent complies with Section 12.4(b) mutatis mutandis.

(d)            The Indemnifying Party shall give the Indemnified Party a reasonable period to review and comment upon drafts of any documentation relating to any Settlement that the Indemnifying Party proposed to enter into or Order that the Indemnifying Party proposed to consent to, and the Indemnifying Party shall consider any such comments in good faith.

(e)            If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) is not entitled to defend the Third-Party Claim as provided in Section 12.4(c), or (iii) after assuming the defense of a Third-Party Claim, fails to defend in good faith such Third-Party Claim then, in each case, the Indemnified Party shall have the right, but not the obligation, to control the investigation, defense and resolution of such Third-Party Claim, and shall reasonably consult with the Indemnifying Party regarding the strategy for investigation, defense and resolution of such Third-Party Claim, it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim.

(f)             The Indemnified Party and the Indemnifying Party shall cooperate in order to allow for the proper and adequate investigation, defense and resolution of a Third-Party Claim, including by providing reasonable access during normal business hours to each other’s relevant business records and other documents and employees. The Indemnified Party and the Indemnifying Party shall keep each other reasonably informed with respect to the status of such Third-Party Claim and shall, to the extent permitted by applicable Legal Requirements, deliver to each other copies of all material written notices and documents (including court papers) received by the other that relate to the Third-Party Claim, and the Indemnifying Party, to the extent it is controlling the investigation and defense of such Third-Party Claim, shall in good faith allow the Indemnified Party to propose comments to the materials submitted in such defense (and shall consider such comments in good faith).

(g)            In the event that any Indemnified Party has a claim against any Indemnifying Party under this Article XII for Losses not involving a Third-Party Claim that such Indemnified Party believes gives rise to a claim for indemnification or reimbursement in accordance with the terms of this Article XII, the Indemnified Party shall promptly notify the Indemnifying Party of such Losses in a writing that meets the requirements set forth in Section 12.4(a); provided, however, that a delay in providing such notification in accordance with the requirements set forth in Section 12.4(a) shall not affect the rights of an Indemnified Party hereunder, except (and only to the extent that) any such delay has a direct, material adverse and prejudicial effect on the Indemnifying Party with respect to such claim (in which case, the Indemnifying Party shall be relieved only of any portion of the indemnification obligation hereunder that resulted from such delay).

(h)            Notwithstanding anything in this Section 12.4 to the contrary, neither Purchaser nor Seller shall be required to provide access to or disclose any information (i) that is subject to attorney-client privilege, work product protection or trade secret protection or other similar privilege or protection or (ii) if such access or disclosure would (A) or would reasonably be expected to cause material harm to such party or (B) violate applicable Legal Requirements, contravene fiduciary duty or conflict with any Contract by which Purchaser, the Acquired Companies or any of their respective Affiliates is bound; provided that the party not providing access or disclosing information shall advise the other party that the party not providing access or disclosing information is withholding such information and shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) to the other party in a manner that does not violate any of the foregoing clause (i) or clause (ii).

12.5          Exclusive Remedy. Purchaser and Seller acknowledge and agree that, except with respect to Fraud and as provided for in the R&W Insurance Policy, and without limiting any right or obligation under any other documents entered into in connection with the Transactions, following the Closing, Section 8.1, Section 8.3, Section 8.4, and this Article XII and specific performance of this Agreement pursuant to Section 13.9 shall be the sole and exclusive remedies of the Seller Indemnified Parties and the Purchaser Indemnified Parties, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party hereto may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, including any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing, the parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

12.6	Additional Indemnification Provisions.

(a)            Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article XII, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third party insurers (other than pursuant to the R&W Insurance Policy) with respect to indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party to the extent permitted by the applicable insurance policy.

(b)            Each Indemnified Party shall take, and cause its controlled Affiliates to take, commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

12.7          Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement (including Article VIII and this Article XII), after the Closing, neither party shall be liable to the other party or its Affiliates or any other Person, whether in contract, tort (including negligence and strict liability) or otherwise, at law or in equity, and “Losses” shall not include any amounts for any special, incidental, consequential or punitive damages (except, in the case of special, incidental or consequential damages only, to the extent such damages are a reasonably foreseeable consequence of the matter giving rise to the applicable Loss); provided that nothing herein shall prevent any Purchaser Indemnified Party or Seller Indemnified Party from being indemnified pursuant to this Article XII and Article VIII for all components of awards against them in any Third-Party Claim, including components of such Third-Party Claim relating to special, incidental, consequential or punitive damages. Notwithstanding any provision herein to the contrary, no indemnity may be sought hereunder in respect of any Losses to the extent such liability (a) is specifically reserved for or otherwise specifically reflected as a liability of the Acquired Companies in the calculations of Final Closing Indebtedness, Final Closing Net Working Capital or Final Closing Transaction Expenses as of the Closing, or (b) was otherwise actually taken into account as a liability of the Acquired Companies in determining the Final Purchase Price.

12.8          Tax Treatment of Indemnity Payments and Post-Closing Adjustments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Legal Requirement), Seller, Purchaser and their respective Affiliates shall treat any and all payments pursuant to Section 2.4, Article VIII or this Article XII as an adjustment to the Final Purchase Price, for Tax purposes.

12.9          Indemnification Obligations Net of Insurance Proceeds and Other Amounts. Any Losses subject to indemnification pursuant to this Article XII shall be calculated (a) net of insurance proceeds actually received by the Indemnified Party for such liability that actually reduce the amount of the Loss (“Insurance Proceeds”) and (b) net of any indemnity or contribution proceeds actually received by the Indemnified Party from any third party for such liability that actually reduce the amount of the Loss (“Third Party Proceeds”); provided that for purposes of this Section 12.9, Insurance Proceeds and Third Party Proceeds shall be calculated net of any deductible, retention amount or increased insurance premiums and net of reasonable and documented costs of recovery incurred by the Indemnifying Party in obtaining such recovery. Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article XII to any Indemnified Party pursuant to this Article XII shall be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnified Party in respect of the related Loss. If an Indemnified Party receives a payment required by this Agreement from an Indemnifying Party in respect of any Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnified Party shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made. The Indemnified Party shall use commercially reasonable efforts to seek to collect or recover any Insurance Proceeds and any Third Party Proceeds to which the Indemnified Party is entitled in connection with any Loss for which the Indemnified Party seeks indemnification pursuant to this Article XII; provided, however, that in no event shall the Indemnified Party be required to (A) file one or more lawsuits or commence any other Proceeding or (B) seek to first recover under the R&W Insurance Policy, any insurance policy or any other third party; provided, further, that the Indemnified Party’s inability to collect or recover any such Insurance Proceeds or Third Party Proceeds shall not limit the Indemnifying Party’s obligations hereunder. Notwithstanding anything to the contrary provided herein, Purchaser Indemnified Parties shall have no obligation to seek to first collect or first recover any Insurance Proceeds or Third Party Proceeds prior to obtaining indemnification from the Indemnifying Party pursuant to this Article XII.

Article XIII

MISCELLANEOUS PROVISIONS

13.1          Expenses. Whether or not the Transactions are consummated, unless otherwise expressly provided herein, and except as otherwise specified in the other Transaction Documents, each party hereto shall pay its own costs and expenses in connection with this Agreement and the Transactions, including the fees and expenses of its advisers, accountants and legal counsel.

13.2          Interpretation. Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, exhibit or schedule means a Section or Article of, or schedule or exhibit to this Agreement, unless another agreement is specified, (b) references to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears, (c) the word “including” (and words of similar import) means “including, without limitation,” (d) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case, as amended or otherwise modified from time to time, (e) words in the singular or plural form include the plural and singular form, respectively, and words of one gender shall be held to include all genders as the context requires, (f) references to the parties means the parties hereto, unless another agreement is specified, (g) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (h) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if,” (i) the headings contained in this Agreement, in any exhibit or schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (j) references to “$” means United States dollars and all calculations of a number of dollars shall be rounded to the nearest whole number of cents, as applicable, with 0.5 rounded up to the next whole cent, as applicable (aggregating all payments to be made to any Person prior to such rounding), (k) “U.S.” or “United States” means the United States of America, (l) the word “either,” “or,” “neither,” “nor” and “any” are not exclusive, (m) the words “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement including the schedules and exhibits hereto, (n) the word “any” means “any and all,” (o) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (p) no provision of this Agreement is to be construed to require, directly or indirectly, any Person to take any action, or omit to take any action, to the extent such action or omission would violate applicable Legal Requirements, (q) the term “made available to Purchaser” and words of similar import means that copies of relevant documents, instructions or materials were made available to Purchaser and Purchaser’s Representatives in the data room on or prior to 11:59 p.m. Eastern time on July 20, 2024 and were so available from such time through the date hereof, (r) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and if the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day that is not a Business Day, the time period for giving such notice or taking such action shall be extended through the next Business Day following the original expiration date of such, (s) when calculating the period of time before which, within which or following which any action is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and the ending date shall be included, (t) the phrases “ordinary course” and “ordinary course of business” mean “ordinary course of business consistent with past practices” and (u) Seller and Purchaser have each participated in the negotiation and drafting of the Transaction Documents and if an ambiguity or question of interpretation should arise, the Transaction Documents shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in the Transaction Documents.

13.3          Entire Agreement. This Agreement and the other Transaction Documents, including the other documents, agreements, exhibits and schedules specifically referred to herein and therein, constitute the entire agreement between and among the parties hereto with regard to the subject matter hereof and supersede all prior agreements and understandings with regard to such subject matter.

13.4          Amendment and Waivers. This Agreement shall not be amended, modified, altered or supplemented in whole or in part, except by supplemental agreement or amendment signed by Seller and Purchaser. No failure or delay by a party in exercising any right or remedy provided by Legal Requirement or under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy. Any extension or waiver of the requirements hereunder shall be valid only if set forth in an instrument in writing by the party to be bound hereby. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any other provision or any subsequent breach. Notwithstanding the foregoing, in the event that any party seeks an amendment, modification, consent or waiver to any of (a) this sentence, (b) Section 13.14, (c) Section 13.7(c), (d) Section 13.11(c) or (e) the definition of “Financing Source” herein, in each case, that adversely affects the Financing Sources, the prior written consent of the applicable Financing Entity shall be required before any such amendment, modification, consent or waiver may become effective.

13.5          Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that no party hereto may assign any right or obligation hereunder without the prior written consent of the other parties hereto, and any assignment in violation of this Section 13.5 shall be null and void. Notwithstanding the foregoing, (a) Seller may transfer or assign in whole or in part, its rights and interests (but not its obligations) hereunder to any of its Affiliates without Purchaser’s prior written consent (but with notice to Purchaser), (b) Purchaser may transfer or assign in whole or in part, its rights and interests (but not its obligations) hereunder to any of its controlled Affiliates without Seller’s prior written consent (but with notice to Seller) except to the extent that such transfer or assignment would require an amount of Taxes to be withheld under applicable Legal Requirement from any amounts otherwise payable hereunder in excess of the amount of Taxes that would be required to be withheld absent such transfer or assignment and (c) Purchaser may transfer or assign, in whole or in part, its rights and interests (but not its obligations) hereunder to (i) any Financing Source (or any agent on behalf of all such Financing Sources) as collateral for security purposes in connection with the Debt Financing (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing) or (ii) the R&W Insurance Policy provider (but solely in the case of Fraud). Notwithstanding anything to the contrary in this Section 13.5, no assignment shall relieve the assigning party of its obligations hereunder.

13.6          Governing Law. This Agreement, the rights of the parties and all Proceedings arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.

13.7	Jurisdiction; Venue; Service of Process.

(a)            Each of the parties hereto, by its execution hereof, hereby (i) irrevocably submits to the exclusive jurisdiction of the Delaware Chancery Court (or, if the Delaware Chancery Court declines to accept jurisdiction, any United States District Court located in the State of Delaware, or if the United States District Courts located in the State of Delaware decline to accept jurisdiction, any state court of the State of Delaware) for the purpose of any Proceeding among the parties hereto relating to or arising in whole or in part under or in connection with the Transaction Documents or the Transactions, (ii) waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Proceeding brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Proceeding in any other court other than one of the above-named courts or that the Transaction Documents or the subject matter hereof or thereof may not be enforced in or by such court and (iii) agrees not to commence any such Proceeding other than before one of the above-named courts. Notwithstanding the previous sentence, a party may commence any Proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)            Each of the parties hereto (i) consents to service of process in any Proceeding among any of the parties hereto relating to or arising in whole or in part under or in connection with the Transaction Documents or the Transactions in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with the foregoing clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 13.13, will constitute good and valid service of process in any such Proceeding and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Proceeding any claim that service of process made in accordance with the foregoing clause (i) or (ii) does not constitute good and valid service of process. This Section 13.7 shall not apply to any dispute that is required to be decided by the Settlement Accountant.

(c)            Notwithstanding the foregoing and without limiting Sections 13.6, 13.7(a) and 13.7(b), each of Seller and the Acquired Companies (on behalf of themselves and their Affiliates) (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Documents or any other letter or agreement related to the Debt Financing or the performance thereof (any such action, a “Financing Related Action”) in any forum other than any State or Federal court sitting in the Borough of Manhattan in the City of New York, (ii) waives any right to trial by jury in respect of any Financing Related Action and (iii) agrees that any Financing Related Action shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State; except as otherwise expressly provided in the Debt Commitment Documents.

13.8          Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS THAT CANNOT BE WAIVED, THE PARTIES HERETO KNOWINGLY, IRREVOCABLY AND UNCONDITIONALLY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THE TRANSACTION DOCUMENTS OR ANY OF THE TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES HERETO UNCONDITIONALLY AND IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THE TRANSACTION DOCUMENTS OR ANY OF THE TRANSACTIONS AND THAT SUCH PROCEEDINGS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.8.

13.9	Specific Performance.

(a)            Each party hereto acknowledges and agrees that (i) the other party will be irreparably damaged if this Agreement is not performed in accordance with its terms and (ii) any breach of this Agreement would not be adequately compensated by monetary damages, even if available. Accordingly, in addition to any other right or remedy to which a party may be entitled, at law or in equity, that party shall be entitled to equitable relief (including an injunction or injunctions) to prevent breaches or threatened breaches of this Agreement and to compel specific performance of the terms and provisions of this Agreement (including to require the other party to consummate the Closing as contemplated hereby), without (A) the need for proof of actual damages and (B) the requirement of posting any bond or other security or indemnity. Furthermore, each party hereto agrees not to raise (1) any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement, or to specifically enforce the terms of this Agreement (including to require the other party to consummate the Closing as contemplated hereby) (except that the party opposing specific performance may contest the existence of any breach or threatened breach), or (2) that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b)            Each party hereto further agrees that (i) by seeking the remedies provided for in this Section 13.9 a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or in the event that the remedies provided for in this Section 13.9 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 13.9 shall require any party to institute any Proceeding for (or limit any party’s right to institute any action for) specific performance under this Section 13.9 prior to or as a condition to exercising any termination right under Article XI, nor shall the commencement of any action pursuant to this Section 13.9 or anything set forth in this Section 13.9 restrict or limit any such party’s right to terminate this Agreement in accordance with Article XI or pursue any other remedies under this Agreement that may be available then or thereafter. If any party hereto brings any Proceeding to enforce specifically the performance of the terms and conditions hereof by the other party, the party bringing such action may petition a court to extend the Outside Date (notwithstanding the termination provisions of Section 11.1(d)) (and the other party hereto shall not assert that the extension of the Outside Date is an inappropriate remedy if the other party is in material breach of any covenant contained in this Agreement in any manner that shall have been a principal cause of the failure of the Closing to occur by the Outside Date), so long as the party bringing such action is actively seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement.

13.10        Severability. Each of the provisions of this Agreement is severable, such that if any such provision is held to be or becomes invalid or unenforceable in any respect under the Legal Requirements of any jurisdiction, it shall have no effect in that respect in such jurisdiction and the parties hereto shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible. Notwithstanding the foregoing, the parties hereto intend that the remedies and limitations thereon contained in Article XI and Article XII be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Debt Financing Commitment.

13.11	Certain Releases.

(a)            Except in the case of Fraud or as otherwise expressly set forth in any Transaction Document, Purchaser, for itself and on behalf of its controlled Affiliates (including, after the Closing, the Acquired Companies) and its and their respective successors and assigns, in each case, in their capacity as such, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted by Legal Requirement, any and all rights, claims, demands, obligations, liabilities, defenses, setoffs, counterclaims, actions and causes of action it has, had, may have or may have had against any Seller or any of its Affiliates (other than the Acquired Companies) or its or their Representatives (each, a “Seller Releasee”), in each case in their capacity as such, to the extent arising out of (i) Seller’s ownership or operation of the Business, (ii) the negotiation, execution or performance of any Transaction Document or the Transactions, (iii) any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, the Seller Disclosure Schedules and Exhibits hereto or in any certificate contemplated hereby and delivered in connection herewith or (iv) any information (whether written or oral), documents or materials furnished in connection with the Transactions, are hereby irrevocably and unconditionally waived and released and covenant not to initiate or maintain any Proceeding relating to the foregoing against any Seller Releasee; provided that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party hereto or any of their respective Affiliates with respect to enforcing the terms of any Transaction Document.

(b)            Except in the case of Fraud or as otherwise expressly set forth in any Transaction Document, Seller, for itself and on behalf of its controlled Affiliates, and its and their respective successors and assigns, in each case, in their capacity as such, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted by Legal Requirement, any and all rights, claims, demands, obligations, liabilities, defenses, setoffs, counterclaims, actions and causes of action it has, had, may have or may have had against any of (x) the Acquired Companies or their Representatives, in each case, in their capacity as such, or (y) Purchaser or any of its Affiliates (other than the Acquired Companies) or their Representatives (each of the Persons described in clauses (x) and (y), a “Purchaser Releasee”), in each case, in their capacity as such and in each case to the extent arising out of (i) solely in the case of the Acquired Companies, the operation of the Business prior to the Closing Date, (ii) the negotiation, execution or performance of any Transaction Document or the Transactions, (iii) any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, the Purchaser Disclosure Schedule and Exhibits hereto or in any certificate contemplated hereby and delivered in connection herewith or (iv) any information (whether written or oral), documents or materials furnished in connection with the Transactions, are hereby irrevocably and unconditionally waived and released and covenant not to initiate or maintain any Proceeding relating to the foregoing against any Purchaser Releasee; provided that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party hereto or any of their respective Affiliates with respect to enforcing the terms of any Transaction Document.

(c)            Notwithstanding anything in this Agreement to the contrary, each of Purchaser and Seller acknowledge and agree that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Seller Releasee (other than Seller) or any Purchaser Releasee (other than Purchaser), as applicable, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Legal Requirement, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Seller Releasee (other than Seller) for any obligation of Seller under this Agreement or any documents or instruments delivered in connection with this Agreement or by any Purchaser Releasee (other than Purchaser) for any obligation of Purchaser under this Agreement or any documents or instruments delivered in connection with this Agreement, for any claim based on, in respect of or by reason of such obligations or their creation.

(d)            Notwithstanding anything in this Agreement to the contrary, Seller and its Affiliates will not have any rights or claims, regardless of the legal theory under which such right or claim may be asserted, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, and will not seek any such rights or claims against any of the Financing Sources in connection with this Agreement, the Debt Commitment Documents or the Debt Financing, and no Financing Source shall have any liability to Seller or any of its Affiliates for any obligations or liabilities of the parties or for any claim (regardless of the legal theory under which such claim may be asserted, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory), based on, in respect of, or by reason of, the transactions contemplated hereby, the Debt Commitment Documents or the Debt Financing. Nothing in this Section 13.11 shall in any way limit or qualify the rights and obligations of the Financing Sources and the other parties to the Debt Commitment Documents or the Debt Financing (or the Definitive Agreements) to each other thereunder or in connection therewith.

(e)            The parties hereto unconditionally and irrevocably acknowledge and agree that (i) the agreements contained in this Section 13.11 are an integral part of this Agreement and the Transactions and (ii) without the agreements set forth in this Section 13.11, the other party would not enter into this Agreement or otherwise agree to consummate the Transactions.

13.12        The Seller Disclosure Schedule, Exhibits and Schedules. The Seller Disclosure Schedule, schedules and exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. The representations and warranties of Seller set forth in this Agreement are made and given subject to the disclosures contained in the Seller Disclosure Schedule. Inclusion of information in the Seller Disclosure Schedule will not be construed as an admission that such information is material to the business, operations or condition (financial or otherwise) of Seller, the IP Seller IP, the Business or any Acquired Company. Disclosure of any matter in any Section of the Seller Disclosure Schedule shall be deemed to be disclosure of such matter with respect to any other schedule of the Seller Disclosure Schedule to which such matter is specifically cross referenced or to which such matter relates to the extent it is reasonably apparent on the face of such disclosure that such disclosure applies to the relevant representation or warranty of such other Section. The headings contained in the Seller Disclosure Schedule are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

13.13        Notices. Any notice required or permitted to be given hereunder shall be sufficient if in writing and shall be deemed to have been duly given or made: (a) when personally delivered, (b) the day of sending, if sent by email transmission prior to 9:00 p.m. Eastern time on any Business Day or the next succeeding Business Day if sent after 9:00 p.m. Eastern time on any Business Day or on any day other than a Business Day or (c) one (1) Business Day after deposit with an overnight courier service, in each case to the addresses, email addresses and attention parties indicated below (or such other address, email address or attention party as the recipient party has specified by prior notice given to the sending party in accordance with this Section 13.13):

To Purchaser at:

Terex Corporation

301 Merritt 7, 4th Floor

Norwalk, CT 06851

Attention:	Scott Posner
Email:	[Email]

With copies (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

Attention:	Maxwell Yim

Philip Richter

Email:	Maxwell.Yim@FriedFrank.com

Philip.Richter@FriedFrank.com

To Seller at:

Dover Corporation
3005 Highland Parkway
Downers Grove, IL 60515

Attention:	Ivonne M. Cabrera, SVP & General Counsel;

Matthew S. Gaudette, VP & Associate Counsel, M&A

Email:	[Email];

[Email]

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001

Attention:	Brandon Van Dyke

Dohyun Kim

Email:	Brandon.VanDyke@skadden.com

Dohyun.Kim@skadden.com

13.14        No Third-Party Beneficiaries. Except for Section 7.4 (with respect to the D&O Indemnitees and their respective successors, heirs and legal representatives), Section 13.11 (with respect to the Seller Releasees and Purchaser Releasees), Section 13.15 (with respect to Skadden) and this Section 13.14, the last sentence of Section 13.4, Section 13.7(c) and Section 13.11(c) (with respect to the Financing Sources), a Person who is not a party to this Agreement shall have no right to enforce any of its terms and this Agreement is not intended to give any Person other than the parties to this Agreement and their permitted assigns any rights hereunder.

13.15        Provision Regarding Legal Representation. It is acknowledged by each party hereto that Seller has retained Skadden to act as its counsel in connection with the Transactions and that Skadden has not acted as counsel for any other party in connection with such Transactions. The parties hereto agree that, in the event that a dispute arises after the Closing between Purchaser, any Acquired Company or their Affiliates, on the one hand, and Seller or its Affiliates, on the other hand, Skadden may represent Seller and its Affiliates in such dispute even though the interests of Seller and its Affiliates may be directly adverse to Purchaser, the Acquired Companies or their Affiliates, and even though Skadden may have represented any of the Acquired Companies or any of their Affiliates in a matter substantially related to such dispute. Purchaser further agrees that, all communications among Seller, the Acquired Companies or any of their respective Affiliates, on the one hand, and their counsel, including Skadden, on the other hand, that relate in any way to the Transactions shall be deemed attorney-client privileged communications (collectively, the “Privileged Communications”) and the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and, notwithstanding anything to the contrary contained in this Agreement, shall not pass to or be claimed by Purchaser, any Acquired Company or any of their Affiliates. The Privileged Communications are (and upon the Closing shall remain) the property of Seller, and from and after the Closing, none of Purchaser, the Acquired Companies, their Affiliates or any Person purporting to act on behalf of or through Purchaser, the Acquired Companies or their Affiliates will seek to access, use or obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means. As to any such Privileged Communications made prior to the Closing Date, Purchaser, together with its Affiliates (including the Acquired Companies), successors and assigns, further agree that no such party may access, use or rely on any of the Privileged Communications in any Proceeding against or involving any of the parties hereto after the Closing. The Privileged Communications may be used by Seller in connection with any dispute that relates in any way to the Transactions. If Seller uses any Privileged Communications in connection with any dispute such documents and information shall no longer be deemed to be protected by any privilege; provided that Purchaser and Seller reserve their rights to seek or oppose discovery relating to any other Privileged Communications. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, any Acquired Company or any of their Affiliates, on the one hand, and any other Person or Persons (other than a party to this Agreement or any of its respective Affiliates), on the other hand, after the Closing, such Acquired Company and its Affiliates may assert the attorney-client privilege to prevent disclosure of the Privileged Communications to such Person or Persons; provided, however, that none of the Acquired Companies nor their Affiliates may waive such privilege without the prior written consent of Seller.

13.16        No Other Duties. The only duties and obligations of the parties hereto under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, Legal Requirement or equity, or under any principle of fiduciary obligation.

13.17        Reliance on Counsel and Other Advisors. Each party hereto has consulted such legal, financial, technical or other experts as it deems necessary or desirable before entering into this Agreement.

13.18        Public Announcements. None of Seller or its Affiliates, Purchaser or its Affiliates or any representative of any such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Legal Requirement or stock exchange rules or as Seller or Purchaser deems necessary or advisable to comply with their respective SEC filing requirements, in which case the party seeking to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication; provided that the foregoing will not restrict or prohibit Purchaser, Seller or any of the Acquired Companies from making any announcement in compliance with the terms and conditions of this Agreement to its respective employees, customers, suppliers, vendors and other business relations (in each case, in their capacity as such) to the extent Seller or any Acquired Company reasonably determines in good faith that such announcement is necessary or advisable (but only to the extent the context of which is consistent with that of any prior announcement made in compliance with this Section 13.18), or (b) to the extent the contents of such press release or public announcement or filing have previously been released publicly by a party or are consistent in all material respects with materials or disclosures that have previously been released publicly, in each case, without violation of this Section 13.18. The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in the form agreed to by Seller and Purchaser. Notwithstanding the foregoing, this Section 13.18 shall not apply to the disclosure of the express terms of this Agreement in any public filing required by Legal Requirement, stock exchange rules or SEC filing requirements.

13.19        Counterparts. This Agreement may be signed in any number of counterparts, including via DocuSign or other electronic signature or electronic scan copies thereof delivered by electronic mail, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

TEREX CORPORATION

By:	/s/ Simon A. Meester
Name:	Simon A. Meester
Title:	President and Chief Executive Officer

DOVER CORPORATION

By:	/s/ Richard J. Tobin
Name:	Richard J. Tobin
Title:	Chairman, President & Chief Executive Officer

[Signature Page to Transaction Agreement]

Exhibit A

IP Seller IP

1

Exhibit B

Form of Transition Services Agreement

1

Exhibit C

Intellectual Property Assignment Agreement

1

Exhibit D

R&W Insurance Policy

1

Schedule A

Accounting Principles

Schedule A